Hodgson Russ
ATTORNEYS • LLP

RECEIVED
2006 NOV 17 P 1:19
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Richard B. Raymer
Direct Dial: 416.595.2681
rraymer@hodgsonruss.com

06018573

November 15, 2006

Via Federal Express

SUPPL

Securities and Exchange Commission
Division of Corporate Finance - International Corporate Finance
100 F Street, NE
Washington, DC 20549

Re: Medical Facilities Corporation - File Number 82-34942

Dear Sir or Madam,

In connection with the Commission's granting to Medical Facilities Corporation ("MFC") the exemption provided by Rule 12g3-2(b) under the Securities Exchange Act, enclosed please find materials filed by MFC in Canada for the period between October 21, 2006 through November 15, 2006. If you have any questions please do not hesitate to contact me.

Sincerely,

Richard B. Raymer

RBR/vcs
Enclosures

PROCESSED
NOV 2 1 2006
THOMSON FINANCIAL

dw 11/20

cc: Sergey Savchenko

042608/00000 TORDOCS 38186v1

RECEIVED
2006 NOV 17 P 1:19
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Medical Facilities Corporation
File Number 82-34942

November 10, 2006	Early Warning Report
November 13, 2006	News Release - English
November 14, 2006	Form 52-109FT2 - Certification of Interim Filings - CFO
November 14, 2006	Form 52-109FT2 - Certification of Interim Filings - CEO
November 14, 2006	Audited annual financial statements (amended) - English
November 14, 2006	MD&A (amended) - English
November 14, 2006	Form 52-109FT1 - Certification of Interim Filings - CFO
November 14, 2006	Form 52-109FT1 - Certification of Interim Filings - CEO
November 14, 2006	Interim financial statements (amended) - English
November 14, 2006	Form 52-109FT2 - Certification of Interim Filings - CFO
November 14, 2006	Form 52-109FT2 - Certification of Interim Filings - CEO
November 14, 2006	MD&A (amended) - English
November 14, 2006	Interim financial statements (amended) - English
November 14, 2006	MD&A (amended) - English
November 14, 2006	News release - English
November 14, 2006	Interim financial statements (amended) - English
November 14, 2006	MD&A (amended) - English
November 14, 2006	Form 52-109FT2 - Certification of Interim Filings - CFO
November 14, 2006	Form 52-109FT2 - Certification of Interim Filings - CEO
November 14, 2006	News release - English

File Number 82-34942

EARLY WARNING REPORT UNDER
NATIONAL INSTRUMENT 62 - 103
ALTERNATIVE MONTHLY REPORTING SYSTEM

ALTERNATIVE REPORTER: MACKENZIE FINANCIAL CORPORATION
150 Bloor Street West
Toronto, Ontario
M5S 3B5

REPORTING ISSUER: Medical Facilities Corporation

REPORT FOR END OF: October 2006

REPORT OF SHARE SALES:

Mackenzie Financial Corporation ("Mackenzie") reports that as a result of sales in the units of Medical Facilities Corporation ("Medical Facilities") by one or more of its mutual fund and private client managed accounts, the aggregate number of units of Medical Facilities held by Mackenzie's managed accounts as at October 31, 2006 was 4;676,500 representing approximately 16.7% of all outstanding units.

CHANGE FROM PREVIOUS REPORT:

Mackenzie's previous report dated April 10, 2006 reported holdings of 4,971,300 units of Medical Facilities representing approximately 17.8% of all the outstanding units on behalf of Mackenzie's mutual fund and private client managed accounts. Since April 1, 2006 there has been a decrease of 294,800 units within Mackenzie's mutual fund and private client managed accounts or approximately 1.1% of the total outstanding units held within Mackenzie's mutual fund and private client managed accounts.

BENEFICIAL OWNERSHIP, CONTROL OR DIRECTION:

Mackenzie specifically disclaims any beneficial ownership of the reported units, but as investment manager it maintains exclusive power to exercise investment control or direction over such units for its managed accounts as the beneficial owners.

PURPOSE OF THE REPORT:

The units were disposed in the ordinary course of business, for investment purposes only and not for the purpose of exercising control or direction over Medical Facilities. Mackenzie managed accounts may from time to time acquire additional IPS, dispose of some or all of the existing or additional units or may continue to hold the units.

RELIANCE ON EXEMPTION:

This report is issued under the Alternative Monthly Reporting System described in National Instrument 62 - 103. Neither Mackenzie nor any of its managed accounts presently intend to:

a) make a formal take-over bid for any units of Medical Facilities;
b) propose a transaction that would constitute a take-over bid in reliance on an exemption in the Securities Act (Ontario); or
c) propose a reorganization, amalgamation, merger, arrangement or similar business combination with Medical Facilities which would result in Mackenzie's managed accounts controlling the company, alone or with others.

CERTIFICATION:

To the best of its knowledge:

a) Mackenzie and its managed accounts do not in the ordinary course of business receive material facts or changes about Medical Facilities which have not been publicly disclosed;
b) Mackenzie is eligible to file this Alternative Monthly Reporting System report pursuant to the National Instrument;
c) Mackenzie is not a joint actor with anyone else in connection with this report; and
d) Mackenzie and its managed accounts have not entered into any agreements with Medical Facilities in connection with the sales.

AGGREGATION RELIEF

The following Mackenzie mutual funds are eligible for aggregation relief pursuant to section 5.2 of the National Instrument:

Fund	Portfolio Advisor
Keystone AGF Equity Fund	AGF Funds Inc. Toronto, Ontario
Keystone Elliott & Page High Income Fund	MFC Global Investment Management (Canada), a division of Elliot & Page Limited, Toronto, Canada
Keystone Beutel Goodman Bond Fund	Beutel, Goodman and Company Ltd. Toronto, Ontario
Keystone Saxon Smaller Companies Fund	Howson, Tatersall Investment Counsel Ltd., Toronto, Ontario
Keystone AIM Trimark Canadian Equity Fund Keystone AIM Trimark Global Equity Fund Keystone AIM Trimark U.S. Companies Fund	AIM Funds Management Inc., Toronto, Ontario

Keystone Bissett Canadian Equity Fund	Bissett Investment Management Inc., a division of Franklin Templeton Investments Corp., Toronto, Canada

Holdings for these mutual funds are not disclosed in this report, but may be disclosed separately by the portfolio advisor.

CONTACT PERSON:

For further information, contact: Karmen Chau
Telephone: (416) 922-5322, extension 4368

DATE AND SIGNATURE:

This report is dated November 10, 2006 and is signed by an authorized officer of Mackenzie.

MACKENZIE FINANCIAL CORPORATION

"D. Lynn Vickers"

D. Lynn Vickers
Vice-President, Chief Compliance Officer

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Notice of Medical Facilities Corporation's Fiscal 2006 Third Quarter Results Conference Call

/NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES/

TORONTO, Nov. 13 /CNW/ - Medical Facilities Corporation (TSX:DR.UN) (the "Corporation") will release its 2006 third quarter financial results via www.newswire.ca following the close of markets on November 14, 2006. Management of Medical Facilities will host a conference call on November 15 at 10:00 am (EST) to review the financial results. All interested parties are invited to participate. You can join the call by dialing 416-644-3432 or 1-866-249-2165. Please call in 15 minutes prior to the call to secure a line. You will be put on hold until the conference call begins.

Dr. Donald Schellpfeffer, Chief Executive Officer, and Michael Salter, Chief Financial Officer will chair the call. A question and answer session will follow, at which time the operator will direct participants as to the correct procedure for submitting questions. A taped replay of the conference call will also be available until Wednesday, November 22, 2006 by calling 1-877-289-8525 or 416-640-1917, reference number 21208004 followed by the number sign.

A live audio webcast of the conference call will be available through www.newswire.ca. Please connect at least 15 minutes prior to the conference call to ensure adequate time for any software download that may be needed to hear the webcast. An archived replay of the webcast will be available for 90 days.

The Corporation's 2006 third quarter financial statements and Management's Discussion & Analysis, for the three and nine-month periods ended September 30, 2006 will be filed with SEDAR following the release and will be available via MFC's web site at www.medicalfacilities.ca.

About Medical Facilities Corporation

MFC owns controlling interests in four surgical hospitals, three located in South Dakota and one in Oklahoma. The four hospitals perform scheduled surgical, imaging and diagnostic procedures and derive their revenue from the fees charged for the use of their facilities. The Corporation is structured so that a majority of its free cash flows from operations are distributed to holders of its IPS with a portion of such distributions being interest payments on the subordinated debt component. For more information, please visit www.medicalfacilitiescorp.ca

%SEDAR: 00020386E

/For further information: Michael Salter, Chief Financial Officer, Medical Facilities Corp., (416) 848-7980, or 1-877-402-7162; Bruce Wigle, Investor Relations, The Equicom Group Inc., (416) 815-0700 ext. 228 or 1-800-385-5451 ext.228, Email: bwigle(at)equicomgroup.com/
(DR.UN.)

CO: Medical Facilities Corporation

CNW 12:42e 13-NOV-06

File Number 82-34942

MEDICAL FACILITIES CORPORATION

Notice to Reader

This notice accompanies, and should be read in conjunction with the attached Form 52-109F2 of Michael Salter, Chief Financial Officer dated August 14, 2006 filed by the Medical Facilities Corporation (the Issuer) with the Canadian securities regulatory authorities through the System for Electronic Analysis and Retrieval ("SEDAR").

The original certificate date August 14, 2006 (for the interim period ending June 30, 2006) was filed in error through SEDAR and should be disregarded from the date of this notice. As of the date of this notice the original certificate is superseded and replaced by the attached Form 52-109F2 of Michael Salter, Chief Financial Officer filed by the Issuer with the with the Canadian securities regulatory authorities through SEDAR.

November 14, 2006

MEDICAL FACILITIES CORPORATION

Form 52-109F2
Certification of Interim Filings

I, **Michael Salter**, Chief Financial Officer of Medical Facilities Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Medical Facilities Corporation (the issuer) for the interim period ending June 30, 2006;
2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;
3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;
4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: August 14, 2006

"Michael Salter"

Michael Salter
Chief Financial Officer

File Number 82-34942

MEDICAL FACILITIES CORPORATION

Notice to Reader

This notice accompanies, and should be read in conjunction with the attached Form 52-109F2 of Donald Schellpfeffer, Chief Executive Officer dated August 14, 2006 filed by Medical Facilities Corporation (the Issuer) with the Canadian securities regulatory authorities through the System for Electronic Analysis and Retrieval ("SEDAR").

The original certificate dated August 14, 2006 (for the interim period ending June 30, 2006) was filed in error through SEDAR and should be disregarded from the date of this notice. As of the date of this notice the original certificate is superseded and replaced by the attached Form 52-109F2 of Donald Schellpfeffer filed by the Issuer with the Canadian securities regulatory authorities through SEDAR on November 14, 2006.

November 14, 2006

MEDICAL
FACILITIES
CORPORATION

Form 52-109F2
Certification of Interim Filings

I, **Donald Schellpfeffer**, Chief Executive Officer of Medical Facilities Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Medical Facilities Corporation (the issuer) for the interim period ending June 30, 2006;
2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;
3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;
4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: August 14, 2006

"Donald Schellpfeffer"

Donald Schellpfeffer
Chief Executive Officer

File Number 82-34942

MEDICAL FACILITIES CORPORATION

Notice to Reader

This notice accompanies, and should be read in conjunction with the attached consolidated financial statements for the for the year ended December 31, 2005 filed by Medical Facilities Corporation (the Issuer) with the Canadian securities regulatory authorities through the System for Electronic Analysis and Retrieval ("SEDAR").

The original consolidated financial statements for the year ended December 31, 2005 were filed in error through SEDAR and should be disregarded from the date of this notice. As of the date of this notice the original consolidated financial statements for the year ended December 31, 2005 are superseded and replaced by the attached consolidated financial statements for the year ended December 31, 2005 filed by the Issuer with the with the Canadian securities regulatory authorities through SEDAR on November 14, 2006.

November 14, 2006

Consolidated Financial Statements
(In U.S. dollars)

MEDICAL FACILITIES CORPORATION

December 31, 2005 and 2004
Restated (note 2)

KPMG

KPMG LLP
Chartered Accountants
Suite 3300 Commerce Court West
PO Box 31 Stn Commerce Court
Toronto ON M5L 1B2

Telephone (416) 777-8500
Fax (416) 777-8818
Internet www.kpmg.ca

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Medical Facilities Corporation as at December 31, 2005 and 2004 and the consolidated statements of income and deficit and cash flows for the year ended December 31, 2005 and the period from March 29, 2004 to December 31, 2004. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the year ended December 31, 2005 and the period from March 29, 2004 to December 31, 2004 in accordance with Canadian generally accepted accounting principles.

Our previous report dated March 22, 2006 has been withdrawn and the consolidated financial statements revised as explained in note 2.

KPMG LLP

Chartered Accountants

Toronto, Canada

March 22, 2006, except
as to note 2 which is
as of November 13, 2006

MEDICAL FACILITIES CORPORATION

Consolidated Balance Sheets
(In thousands of U.S. dollars)
Restated (note 2)

	December 31, 2005	December 31, 2004
Assets		
Current assets:		
Cash and cash equivalents	$ 12,443	$ 4,222
Accounts receivable	25,571	15,274
Medical supplies	2,369	1,924
Prepaid expenses and other	1,541	567
Withholding tax deposited	4,861	3,206
	46,785	**25,193**
Property and equipment (note 5)	31,912	27,126
Restricted cash (note 13)	4,483	3,100
Foreign exchange forward contracts (note 13)	6,900	5,700
Deferred financing costs	9,515	8,069
Intangibles (note 6)	112,389	87,040
Goodwill (note 6)	56,244	45,012
	$ 268,228	**$ 201,240**
Liabilities and Shareholders' Equity		
Current liabilities:		
Accrued interest payable	$ 1,483	$ 1,119
Dividends payable	729	549
Accounts payable	4,688	2,776
Accrued liabilities	4,796	4,166
Due to related parties	–	633
Current maturities of long-term debt (note 7)	1,085	510
	12,781	**9,753**
Long-term debt less current maturities (note 7)	23,813	19,112
Future income tax liability (note 11)	2,602	1,743
Subordinated notes payable (note 9)	142,106	108,837
Minority interests	16,021	11,486
Shareholders' equity:		
Share capital (note 9)	93,700	61,961
Deficit	(22,795)	(11,652)
	70,905	**50,309**
Commitments (note 14)		
	$ 268,228	**$ 201,240**

See accompanying notes to consolidated financial statements.

On behalf of the Board:

(signed) Seymour Temkin
Seymour Temkin
Director

(signed) Alan Dilworth
Alan Dilworth
Director

MEDICAL FACILITIES CORPORATION

Consolidated Statements of Income and Deficit
(In thousands of U.S. dollars, except per share amounts)
Restated (note 2)

	Year Ended December 31, 2005	Period from March 29, 2004 to December 31, 2004
Net patient service revenue	**$ 121,963**	**$ 71,991**
Expenses:		
Salaries and benefits	28,992	17,304
Drugs and supplies	23,981	11,695
Other operating expenses	1,554	1,155
General and administrative	16,820	8,770
	71,347	**38,924**
Income before the under noted	**50,616**	**33,067**
Depreciation and amortization	11,380	7,624
Other expenses (income):		
Interest expense, net of interest income	16,739	10,293
Amortization of deferred financing costs	366	432
Loss on foreign currency (note 15)	1,721	5,011
Other expenses (income)	(247)	(34)
	18,579	**15,702**
Income before income taxes and minority interest	**20,657**	**9,741**
Income taxes (note 11)	859	1,743
Income before minority interest	19,798	7,998
Minority interests in the income of subsidiaries	23,301	14,941
Loss for the period	**(3,503)**	**(6,943)**
Deficit, beginning of period	(11,652)	–
Dividends	(7,640)	(4,709)
Deficit, end of period	**$ (22,795)**	**$ (11,652)**
Basic and diluted loss per share (note 9(b))	**$ (0.139)**	**$ (0.313)**

See accompanying notes to consolidated financial statements.

MEDICAL FACILITIES CORPORATION

Consolidated Statements of Cash Flows
(In thousands of U.S. dollars, except per share amounts)
Restated (note 2)

	Year Ended December 31, 2005	Period from March 29, 2004 to December 31, 2004
Cash provided by (used in):		
Operating activities:		
Loss for the period	$ (3,503)	$ (6,943)
Items not affecting cash:		
Depreciation of property and equipment	3,671	2,804
Amortization of other intangibles	7,709	4,820
Amortization of deferred financing costs	366	432
Minority interest	23,301	14,941
Future income taxes	859	1,743
Unrealized loss on foreign currency	4,353	5,472
Change in non-cash operating working capital	(1,483)	(1,890)
	35,273	**21,379**
Financing activities:		
Public offering of IPS units, net of expenses (note 9)	55,305	159,626
Deferred financing costs	(1,812)	(8,501)
Restricted cash posted as collateral for foreign exchange forward contracts	(1,383)	(3,100)
Proceeds from (repayments of) bank loans	276	(1,963)
Distributions to minority interests	(22,664)	(12,335)
Dividends	(7,460)	(4,160)
	22,262	**129,567**
Investing activities:		
Business acquisitions, net of cash and cash equivalents of $1,322 for 2005 and $3,106 for 2004	(43,640)	(144,752)
Purchase of property and equipment, net	(5,674)	(1,972)
	(49,314)	**(146,724)**
Increase in cash and cash equivalents	8,221	4,222
Cash and cash equivalents, beginning of period	4,222	–
Cash and cash equivalents, end of period	**$ 12,443**	**$ 4,222**
Supplemental cash flow information:		
Interest paid	$ 15,599	$ 8,884
Non-cash transactions:		
Acquisition of additional interest in Black Hills Surgery Center, LLP (note 4(b))	$ (4,148)	$ –

See accompanying notes to consolidated financial statements.

Medical Facilities Corporation (the "Corporation") owns indirect controlling interests in four limited liability entities (the "Centers"), each of which owns a specialty hospital. The Centers are located in Sioux Falls, Rapid City and Aberdeen, South Dakota, and Oklahoma City, Oklahoma, United States. As these Centers operate in the same industry and in the same country they are not broken down in segments.

1. Significant accounting policies:

These consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada and include the accounts of the Corporation and all of its subsidiaries. Intercompany transactions and balances have been eliminated. The significant accounting policies are described below:

(a) Functional currency:

The Corporation's consolidated financial statements are reported in U.S. dollars, as the principal operations of its subsidiaries are conducted in U.S. dollars.

The Corporation translates monetary assets and liabilities denominated in non-U.S. currencies, principally its subordinated notes payable, which are denominated in Canadian dollars at exchange rates in effect at the consolidated balance sheet date and non-monetary items are translated at rates of exchange in effect when the assets were acquired or obligations were incurred. Revenue and expenses are translated at rates in effect at the time of the transactions. Foreign exchange gains and losses, including translation adjustments, are included in income.

(b) Use of estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates. Significant estimates not disclosed elsewhere in the accompanying consolidated financial statements mostly relate to net patient service revenue (note 1(d)), accounts receivable (note 1(f)) and goodwill impairment (note 1(h)).

(c) Medical supplies:

Medical supplies are stated at the lower of cost, using a first-in, first-out valuation, and market value.

1. **Significant accounting policies (continued):**

(d) Net patient service revenue:

Net patient service revenue represents the estimated net realizable amounts from patients, third party payers and others for services rendered. Net patient service revenue also includes estimated retroactive adjustments under reimbursement agreements with third party payers.

Each Center has agreements with third party payers that provide for payments at amounts different from the Center's established rates. Payment arrangements include prospectively determined rates per diagnosis, reimbursed costs, discounted charges and per diem payments. Settlements under reimbursement arrangements are accrued on an estimated basis in the period the services are rendered and are adjusted in future periods, as final settlements are determined. Differences between the estimated amounts accrued and interim and final settlements are reported in operations in the period of settlement.

(e) Cash and cash equivalents:

The Corporation considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

(f) Accounts receivable:

Accounts receivable are recorded at the time services are rendered. Payment from third party payers are generally received within 60 days of the billing date, and residual amounts due from patients are considered past due 30 days after receiving payment from third party payers. Interest is charged on past due balances; however, such interest is not reflected as income until it is collected from the patients. Accounts receivable are recorded net of allowance for contractual discounts with the third party payer and allowance for uncollectible amounts from the patients:

(i) An allowance for third party payer discounts is maintained at a level management believes is adequate to cover estimated future discounts on accounts receivable balances. The allowance is established using the third party payer contracts effective at period end and based on historical payment rates; and

1. Significant accounting policies (continued):

(ii) An allowance for uncollectible patient receivable balances is maintained at a level which management believes is adequate to absorb probable losses. Management determines the adequacy of the allowance based on historical data, current economic conditions and other pertinent factors for the respective Center. Patient receivables are charged off as uncollectible when all reasonable collection efforts are exhausted.

(g) Property and equipment:

Property and equipment are stated at cost. Depreciation is computed using the straight-line and declining-balance methods over the estimated useful lives of the assets as follows:

Building and improvements	15-39 years
Equipment and furniture	3-7 years

Leases that substantially transfer the risk and benefits of ownership are capitalized with the cost included in equipment and the related debt recorded in long-term debt. Construction in progress includes expenditures for labor, materials and other costs. In accordance with the Corporation's policies, depreciation will commence when the projects are complete and placed in service.

(h) Intangibles and Goodwill:

Goodwill represents the excess of cost over the fair value of net assets acquired. Other intangibles represent the value of the hospital operating licenses, medical charts and records, referral sources and trade names. All other intangibles, except trade names are amortized on a straight-line basis over their respective economic lives. Trade names have an indefinite life and are not amortized, but are reviewed for impairment at least annually. Goodwill is not amortized but is reviewed at least annually for impairment.

(i) Deferred financing costs:

Included in the deferred financing costs are amounts associated with the issuance of the subordinated notes. These amounts are amortized on a straight-line basis over 20 years, the expected term of the debt.

1. Significant accounting policies (continued):

(j) Income taxes:

The Corporation uses the asset and liability method of accounting for income taxes. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the periods in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment.

(k) Foreign exchange forward contracts:

The Corporation enters into foreign exchange forward contracts to manage the Corporation's exposure to the fluctuation of the exchange rate between U.S. and Canadian currencies. These foreign exchange forward contracts are treated as freestanding derivative financial instruments and are recorded at fair value. Unrealized gains and losses resulting from changes in fair value and realized gains and losses upon settlement of the forward contracts are included in "Loss on foreign currency" in the consolidated income statement.

(l) Recent accounting pronouncements:

The Corporation is subject to the following recent accounting pronouncements:

(i) Consolidation of variable interest entities:

In June 2003, the Canadian Institute of Chartered Accountants ("CICA") issued Accounting Guideline 15, "Consolidation of Variable Interest Entities" ("AcG-15"). AcG-15 addresses the application of consolidation principles to certain entities that are subject to control on a basis of control other than ownership of voting interests. AcG-15 addresses when an enterprise should include the assets, liabilities and results of activities of such an entity in its consolidated financial statements. The adoption of AcG-15 on January 1, 2005 had no material impact on the Corporation.

(In thousands of U.S. dollars except per shares amounts and where otherwise indicated)

1. Significant accounting policies (continued):

(ii) Financial instruments:

In January 2003, the CICA issued Handbook Section 3855, "Financial Instruments – Recognition and Measurement", Handbook Section 1530, "Comprehensive Income", 3251 "Equity" and Handbook Section 3865, "Hedges". The new standards will be effective for interim and annual financial statements commencing in 2007. Earlier adoption is permitted. The new standards will require presentation of a separate statement of comprehensive income. Foreign exchange gains and losses on the translation of the financial statements of self-sustaining subsidiaries previously recorded in a separate section of shareholders' equity will be presented in comprehensive income. Derivative financial instruments will be recorded in the balance sheet at fair value and the changes in fair value of derivatives designated as cash flow hedges will be reported in comprehensive income. The existing hedging principles of Accounting Guideline 13 will be substantially unchanged. The Corporation is assessing the impact of the new standards.

2. Restatement:

In 2004, the Corporation implemented a hedge accounting policy for the accounting treatment of its foreign exchange forward contracts in accordance with CICA Accounting Guideline 13. Accordingly, the Corporation deferred gains and losses from its forward contracts and recognized them only in the period in which they settled. Interest expense on the Corporation's subordinated notes and dividends declared on the Corporation's shares were recorded at the exchange rates implicit in the forward contracts.

In the third quarter of 2006, the Corporation has determined that its method of accounting for its foreign exchange forward contracts as hedging relationships for accounting purposes in accordance with this Accounting Guideline was not correct. As a result, the Corporation determined that:

1. these forward exchange contracts should have been accounted for at fair value with changes in fair value recorded in current income; and

2. the realized gains/losses on the settled forward contracts required reclassification within the financial statements, such that interest expense on the subordinated notes payable and dividends declared are recorded at the average exchange rates in effect during the reporting periods.

(In thousands of U.S. dollars except per shares amounts and where otherwise indicated)

2. Restatement (continued):

The Corporation has restated its consolidated financial statements. A summary of the significant effects of the restatement on previously reported amounts is as follows.

	As previously reported	Adjustment	As restated
Period from March 29 to December 31, 2004			
Current liabilities	$ 9,588	$ 165	$ 9,753
Foreign exchange forward contracts	-	5,700	5,700
Future income tax liability	-	1,743	1,743
Deficit	(15,444)	3,792	(11,652)
Interest expense, net of interest income	9,873	420	10,293
Loss on foreign currency	11,172	(6,161)	5,011
Income taxes	-	1,743	1,743
Loss for the period	(10,941)	3,998	(6,943)
Loss per share (basic and diluted)	(0.493)	0.180	(0.313)
Dividends	4,503	206	4,709
Year ended December 31, 2005			
Current liabilities	12,525	256	12,781
Foreign exchange forward contracts	-	6,900	6,900
Future income tax liability	-	2,602	2,602
Deficit	(26,837)	4,042	(22,795)
Interest expense, net of interest income	15,336	1,403	16,739
Loss on foreign currency	4,922	(3,201)	1,721
Income taxes	-	859	859
Loss for the period	(4,442)	939	(3,503)
Loss per share (basic and diluted)	(0.176)	0.037	(0.139)
Dividends	6,951	689	7,640

(In thousands of U.S. dollars except per shares amounts and where otherwise indicated)

3. Net patient service revenue and accounts receivable:

The Centers receive payment for services rendered from federal and state agencies, private insurance carriers, employers, managed care programs and patients. Revenue and receivables from government agencies and certain private insurance carriers are significant to the Centers' operations; however, management does not believe that there are any significant credit risks associated with these government agencies and private insurance carriers.

Blue Cross Blue Shield and Medicare accounted for 30.1% and 15.6% of the net patient service revenues in 2005 (31.2% and 15.6% respectively in the period from March 29 to December 31, 2004).

4. Acquisitions:

In 2005 the Corporation undertook the following acquisitions:

(a) Oklahoma Spine Hospital, LLC

Effective June 21, 2005, the Corporation purchased, with a portion of the proceeds from a public offering on the same date, an indirect 51% interest in Oklahoma Spine Hospital, LLC, a limited liability corporation that owns a specialty hospital in Oklahoma City, Oklahoma for cash consideration of $44,962. Amounts allocated to goodwill and intangibles are deductible for income tax purposes and, accordingly, no future income tax liabilities have been recorded. Also included in the purchase price are costs directly related to the acquisition. The results of Oklahoma Spine Hospital are included from the date of acquisition

Current assets including cash of $1,322	$	13,600
Current liabilities		(2,915)
Note receivable from related party		250
Property and equipment		2,751
Intangibles		30,310
Goodwill		10,111
Long-term debt		(4,999)
Minority interests		(4,146)
Cash consideration	$	44,962

(In thousands of U.S. dollars except per shares amounts and where otherwise indicated)

4. Acquisitions (continued):

(b) Step-up acquisition of Black Hills Surgery Center, LLP

Effective September 1, 2005, pursuant to the terms of the Exchange Agreement between the Corporation and the Centers (see note 9 (c)), the minority owner of Black Hills Surgery Center, LLP exchanged 1.95% of the ownership units in the Center for Income Participating Securities ("IPS") of the Corporation. Under this transaction, the Corporation issued 418,323 IPS units, which were valued at Cdn$4,915,000 (US$4,150) based on the market value of the IPS units on the date of the transaction. The allocation of the consideration between subordinated notes payable and share capital is presented in note 9. The transaction gave rise to intangible assets (representing hospital licenses, medical charts and records and referral sources) of $2,748 and goodwill of $1,121 (see note 6). Intangible assets are amortized on a straight-line basis over their estimated economic life consistent with the amortization of intangible assets that arose on acquisition of the initial 51% interest in the Center in 2004.

(c) Acquisition of original Centers in 2004:

In 2004 the Corporation purchased, with the proceeds from its initial public offering, an indirect 51% interest in three limited liability partnerships, each of which owns a specialty hospital for total cash consideration of $147,858. The Centers operate as Sioux Fall Surgical Center, LLP in Sioux Falls, Black Hills Surgery Center, LLP in Rapid City and Dakota Plains Surgical Center, LLP in Aberdeen, all in South Dakota. Amounts allocated to goodwill and other intangibles are deductible for income tax purposes and, accordingly, no future income tax liabilities have been recorded. Also included in the purchase price are costs directly related to the acquisition. The results of Sioux Fall Surgical Center, LLP, Black Hills Surgery Center, LLP and Dakota Plains Surgical Center, LLP are included from the date of acquisition

Current assets, including cash of $3,106	$ 17,290
Current liabilities	(4,984)
Property and equipment	27,946
Intangibles	91,860
Goodwill	45,012
Long-term debt	(20,386)
Minority interests	(8,880)
Cash consideration	$ 147,858

(In thousands of U.S. dollars except per shares amounts and where otherwise indicated)

5. Property and equipment:

2005	Cost	Accumulated Deprecation	Net Book Value
Land and improvements	$ 2,706	$ –	$ 2,706
Building and improvements	23,081	2,058	21,023
Equipment and furniture	12,462	4,279	8,183
	$ 38,249	**$ 6,337**	**$ 31,912**

2004	Cost	Accumulated Deprecation	Net Book Value
Land and improvements	$ 2,653	$ –	$ 2,653
Building and improvements	20,602	830	19,772
Equipment and furniture	6,146	1,956	4,190
Construction projects in progress	511	–	511
	$ 29,912	**$ 2,786**	**$ 27,126**

6. Intangibles and goodwill:

(a) Intangibles:

	2005			2004			
	Gross Carrying Amount	Accumulated Amortization	Net Book Value	Gross Carrying Amount	Accumulated Amortization	Net Book Value	Amortization Period (Years)
Hospital operating licenses	$ 571	$ 198	$ 373	$ 560	$ 85	$ 475	5
Medical charts and records	5,595	1,140	4,455	3,800	414	3,386	5-7
Referral sources	110,875	11,191	99,684	81,900	4,321	77,579	10-15
Trade names	7,877	–	7,877	5,600	–	5,600	None (indefinite life)
	$ 124,918	$ 12,529	$112,389	$ 91,860	$ 4,820	$ 87,040	

The Corporation estimates the annual aggregate amortization expense associated with finite life intangibles, without taking into account any future acquisitions, as follows:

2006	$ 8,997
2007	8,997
2008	8,997
2009	8,911
2010	8,706
Thereafter	59,904
Total	$ 104,512

(In thousands of U.S. dollars except per shares amounts and where otherwise indicated)

6. **Intangibles and goodwill (continued):**

(b) Goodwill:

Changes in the carrying amount of goodwill for the year ended December 31, 2005 and the period from March 29, 2004 to December 31, 2004 were as follows:

Goodwill acquired on the purchase of original Centers (note 4 (c))	$ 45,012
Balance as at December 31, 2004	45,012
Goodwill acquired on the purchase of Oklahoma Spine Hospital, LLC (note 4 (a))	10,111
Goodwill acquired on the step-up acquisition of Black Hills Surgery Center, LLC (note 4 (b))	1,121
Balance as at December 31, 2005	$ 56,244

The Corporation performed its annual impairment test for intangibles with an indefinite life and goodwill as at December 31, 2005 and determined that there was no impairment.

7. **Long-term debt:**

	Authorized $	December 31, 2005 $	December 31, 2004 $
Revolving Credit Facilities			
Black Hills Surgery Center, LLP	4,500	2,523	1,099
Dakota Plains Surgical Center, LLP	5,000	4,205	3,776
Sioux Falls Surgical Center, LLP	12,000	6,833	7,763
Oklahoma Spine Hospital, LLC	5,000	1,000	–
	26,500	14,561	12,638
Notes Payable			
Black Hills Surgery Center, LLP	9,798	9,798	6,224
Capital Lease (note 7)			
Sioux Falls Surgical Center, LLP		539	760
		24,898	19,622
Less Current Portion		1,085	510
		23,813	**19,112**

(In thousands of U.S. dollars except per shares amounts and where otherwise indicated)

7. Long-term debt (continued):

The credit facilities for Dakota Plains Surgical Center, LLP and Sioux Falls Surgical Center, LLP bear interest at rates that vary with prime and at December 31, 2005, the effective interest rate was approximately 7.00% (December 31, 2004 - 4.75%). The credit facility for Oklahoma Spine Hospital, LLC bears interest at a rate that varies with prime and at December 31, 2005, the effective interest rate was approximately 8.25%. With respect to the Black Hills Surgery Center, LLP credit facilities and notes payable, approximately $2,523 (December 31, 2004 - $1,527) varies with monthly LIBOR (effective interest rate of 6.44% at December 31, 2005 and of between 4.43% and 5.00% at December 31, 2004) and $9,798 is at fixed rates ranging from 5.10% to 6.05% (December 31, 2004 - $5,796 at fixed rates ranging from 7.25% to 9.1%).

The credit facilities related to Sioux Falls Surgical Center, LLP and Dakota Plains Surgical Center, LLP are due in full on April 15, 2007. The credit facility related to Oklahoma Spine Hospital, LLC is due in full on May 31, 2010. The Black Hills Surgery Center, LLP credit facilities and notes payable mature between 2006 and 2010.

Each credit facility and note payable is secured by a security interest in all property and, if applicable, a mortgage on the real property owned by the respective Centers. These credit facilities contain certain restrictive covenants. Two of the Centers were not in compliance with some of the covenants, however these Centers obtained waivers from the lenders, which waived their non-compliance with the covenant requirements and any defaults or events of default arising solely by virtue of non-compliance with these covenants as of December 31, 2005.

8. Leases:

One of the Centers leases certain equipment under a long-term lease agreement, which lease has been recorded as a capitalized lease. Minimum future lease payments for the capital lease are as follows:

Year ending December 31, 2005:		
2006	$	253
2007		253
2008		63
Total minimum lease payments		569
Less interest		(30)
Present value of minimum lease payments (note 7)	$	539

(In thousands of U.S. dollars except per shares amounts and where otherwise indicated)

8. Leases (continued):

Year ending December 31, 2004:

2005	$	253
2006		253
2007		253
2008		63
Total minimum lease payments		822
Less interest		(62)
Present value of minimum lease payments (note 7)	$	760

9. Subordinated notes payable and capital stock:

Since its inception, the Corporation has made two offerings of Income Participating Securities ("IPS"). Each IPS represents: (a) Cdn$5.90 aggregate principal amount of 12.5% subordinated notes of the Corporation and (b) one common share of the Corporation. During the year, the Corporation issued 5,420,000 IPSs in conjunction with the acquisition of Oklahoma Spine Hospital, LLC (See note 4(a)) and 418,323 IPSs for the acquisition of an additional interest in Black Hills Surgery Center, LLC pursuant to the Exchange Agreement (See note 4(b)). Holders of IPSs have the right to separate the IPSs into the Common Shares and Subordinated Notes represented thereby upon the occurrence of a change of control of the Issuer. Separation of the IPSs will occur automatically upon a repurchase, redemption or maturity of the Subordinated Notes. Similarly, any holder of Common Shares and Subordinated Notes may, at any time, combine the applicable number of Common Shares and principal amount of Subordinated Notes to form IPSs.

(a) Subordinated notes payable:

The carrying amounts of subordinated notes were as follows:

	Cdn$ ('000)	US$
Subordinated notes issued in conjunction with the purchase of original Centers (note 4 (c))	130,821	97,665
Unrealized foreign currency loss (note 15)	–	11,172
Balance as at December 31, 2004	130,821	108,837
Subordinated notes issued in conjunction with the purchase of Oklahoma Spine Hospital, LLC (note 4 (a))	31,978	25,632
Subordinated notes issued in conjunction with the step up acquisition of Black Hills Surgery Center, LLP (note 4 (b))	2,468	2,084
Unrealized foreign currency loss (note 15)	–	5,553
Balance as at December 31, 2005	165,267	142,106

(In thousands of U.S. dollars except per shares amounts and where otherwise indicated)

9. Subordinated notes payable and capital stock (continued):

The Subordinated Notes mature on March 29, 2014, subject to the Issuer's right to extend their maturity for two additional successive five year terms provided certain conditions are satisfied at such times. On or after March 29, 2009, the Issuer will have the option to redeem the Subordinated Notes in whole or in part at any time, for cash, at a redemption price equal to a premium over the principal amount of the Subordinated Notes, which premium decreases over time.

(b) Share capital and loss per share:

	2005		2004	
	Shares	$	Shares	$
Common Shares				
Opening balance	22,173,212	61,961	–	–
Issued for cash	5,420,000	29,673	22,173,212	61,961
Issued on exchange for interest in Black Hills Surgery Center, LLC	418,323	2,066	–	–
Closing balance	28,011,535	93,700	22,173,212	61,961

The loss per share for the year is calculated on the basis of the weighted average number of shares outstanding for the period of (25,193,802) (2004: 22,173,212).

(c) Exchange agreements:

Concurrent with the acquisition of its interests in the Centers, the Corporation entered into exchange agreements with the holders of the minority interest in the Centers. Pursuant to the terms of these exchange agreements, the minority interest holders in each of the Centers are entitled to exchange up to 14% (12.05% for Black Hills Surgery Center, LLP) of their original partnership interest in the respective Center for IPS units of the Corporation. Such exchanges may only take place quarterly and are based on the exchange formulae stipulated in the exchange agreements and are subject to certain limitations.

10. Employee future benefits:

Benefits programs at each of the Centers include a qualified 401(k) retirement plan, which covers all employees who meet eligibility requirements. Each Center makes matching contributions subject to certain limits. In 2005 contributions made by the Centers to such plans were $573 (for the period from March 29, 2004 to December 31, 2004 - $278).

(In thousands of U.S. dollars except per shares amounts and where otherwise indicated)

11. Provision for income taxes:

The U.S. tax return for Medical Facilities Corporation is prepared on a consolidated basis and includes balances and amounts attributable to both Canadian and U.S. entities. The Canadian income tax return for Medical Facilities Corporation is prepared on a stand-alone basis and includes non-consolidated balances attributable to the Canadian entity only. Income taxes reported in the Consolidated Financial Statements are as follows:

	2005	2004
Components of total income taxes		
U.S. income taxes		
Current	–	–
Future	859	1,743
Total U.S. income taxes	859	1,743
Canadian income taxes		
Current	–	–
Future	–	–
Total Canadian income taxes	$ –	$ –

As the Centers are partnerships, they are required to deduct and withhold tax on the portion of their income allocable to the Corporation at a rate of 35%. The Corporation is not expected to generate current U.S. federal taxable income and, accordingly, the withholding tax deposited should be refunded to the Corporation.

The following is a reconciliation of income taxes, calculated at the Canadian combined federal and provincial income tax rate and the U.S. combined federal and state tax rate, to the income tax benefit (expense) reported in the Consolidated Statements of Income and Deficit:

	2005	%	2004	%
U.S. income taxes				
Consolidated pre-tax net loss	$ (2,644)		$ (5,200)	
Expected tax recovery at the combined U.S. federal and state rates	951	36.00	1,768	34.00
Non-deductible expenses	(27)	(1.02)	(24)	(0.46)
Other differences at Center level	328	12.41	312	6.00
True-up of tax return differences	(3)	(0.11)	–	–
Change in valuation allowance	(2,222)	(84.07)	(3,799)	(73.06)
Other	114	4.31	–	–
Income tax benefit (expense)	$ (859)	32.48	$ (1,743)	33.52
Canadian income taxes				
Non-consolidated pre-tax loss of Canadian entity	$ (20,813)		$ (21,532)	
Expected tax recovery at the combined Canadian federal and provincial rate	7,518	36.12	7,778	36.12
Non-deductible foreign exchange loss	(1,709)	(8.21)	(3,125)	(14.51)
Change in valuation allowance	(6,680)	(32.10)	(7,027)	(32.64)
Deductible items booked to share capital	872	4.19	2,374	11.03
Income tax benefit (expense)	$ –	–	$ –	–

(In thousands of U.S. dollars except per shares amounts and where otherwise indicated)

11. Provision for income taxes (continued):

As of December 31, 2005, the Corporation has the following net operating loss carryforwards that are scheduled to expire in the following years:

U.S. income taxes

2024	$	197
	$	197

Canadian income taxes

2014	$	15,072
2015		18,859
	$	33,931

Losses related to the Canadian entity may only be used to offset the future income of the Canadian entity for Canadian income tax purposes.

The components of future income tax balances are as follows:

		2005		2004
U.S. income taxes				
Future income tax assets				
Property and equipment	$	152	$	15
Allowance for doubtful accounts		715		388
Accrued liabilities		368		244
Net unrealized foreign currency loss		3,537		1,861
Net operating loss carryforwards		67		165
Future income tax liabilities				
Prepaid expenses and other		(61)		–
Intangibles and goodwill		(1,359)		(617)
Net future income tax asset		3,419		2,056
Less valuation allowance		(6,021)		(3,799)
Net future income tax liability	$	(2,602)	$	(1,743)
Canadian income taxes				
Future income tax assets				
Net operating loss carryforwards	$	12,256	$	5,274
Share issuance costs		2,188		1,914
Future income tax liability				
Deferred financing costs		(736)		(160)
Net future income tax asset		13,708		7,028
Less valuation allowance		(13,708)		(7,028)
Net future income tax asset	$	–	$	–

(In thousands of U.S. dollars except per shares amounts and where otherwise indicated)

12. Related party transactions:

The Corporation and the Centers routinely enter into transactions with certain related parties. Such transactions, which are described below, are in the normal course of operations and are at the exchange amounts agreed upon by the parties involved.

(a) Management services and other contracts:

	2005[1] $	2004 $
Management services acquired by Dakota Plains Surgical Center, LLP from Sioux Falls Surgical Physicians, LLP ("Surgical Physicians")[2]	223	167
Laundry services obtained by Sioux Falls Surgical Center, LLP from Center Inn [3]	96	73
Office and management services acquired by Oklahoma Spine Hospital, LLC from Integrated Medical Delivery, LLC("IMD") [4]	1,368	N/A
Payments by the Corporation for aircraft charter to SC Meridian, LLC[5]	226	62
Reimbursement to Sioux Falls Surgical Center, LLP for services provided under a contract to or on behalf of Surgical Physicians and Surgical Management Professionals LLC ("SMP") [2]	(1,134)	(880)

Note 1: Amounts for Oklahoma Spine Hospital, LLC are from June 21, 2005, the date of its acquisition by the Corporation.

Note 2: Surgical Physicians owns 49% of Sioux Falls Surgical Center, LLP. As of December 31, 2005, a net amount of $2 was receivable from Surgical Physicians. As of April 1, 2005 SMP was spun out of Surgical Physicians and became a stand- alone entity. As of December 31, 2005, $307 was receivable from SMP.

Note 3: Certain indirect minority owners of Sioux Falls Surgical Center, LLP are also owners of the Center Inn.

Note 4: Certain indirect minority owners of Oklahoma Spine Hospital, LLC own approximately 45% of IMD. The service agreement is automatically renewed for three-year periods (renewed in August 2004). As of December 31, 2005, $166 owing to IMD for services obtained was included in accounts payable.

Note 5: SC Meridian is an entity controlled by an Officer of the Corporation. The Corporation uses the chartered aircraft for certain of its acquisition activities. As of December 31, 2005, $100 owing to SC Meridian for services provided was included in accounts payable.

(In thousands of U.S. dollars except per shares amounts and where otherwise indicated)

12. Related party transactions (continued):

(b) Real estate lease contracts:

	2005[1] $	2004 $
Additional office space leased by Sioux Falls Surgical Center, LLP from Center Inn[2]	57	60
Facility building leased by Oklahoma Spine Hospital, LLC from Memorial Property Holdings, LLP ("MPH")[3]	918	N/A
Additional office space leased by Oklahoma Spine Hospital, LLC from MM Property Holdings, LLP ("MM Property")[4]	96	N/A

Note 1: Amounts for Oklahoma Spine Hospital, LLC are from June 21, 2005, the date of its acquisition by the Corporation.

Note 2: Certain equity owners of Sioux Falls Surgical Center, LLP are also owners of the Center Inn.

Note 3: The majority of the owners of MPH are also indirect minority owners of Oklahoma Spine Hospital, LLC. See note 14 for disclosure of the future rental payment commitments under the contracts with the related parties.

Note 4: MM Property is owned by two physicians that also own equity membership units in Oklahoma Spine Hospital, LLC. See note 14 for disclosure of the future rental payment commitments under the contracts with the related parties.

(c) Other transactions:

Physicians, who through four companies indirectly own the minority interests in each of the Centers, routinely provide professional services directly to patients utilizing the facilities of the Centers and reimburse the Centers for the space and staff utilized. Certain of the physicians serve on the boards of management of the Centers and three such individuals perform the duties of Medical Director at the respective Centers and are reimbursed in recognition of their contribution to the Centers.

Included in the balance of prepaid expenses and other is a note receivable from Oklahoma Physical Therapy ("OPT") in the amount of $224. Certain owners of OPT are also indirect minority owners of Oklahoma Spine Hospital, LLC. This note is repayable in monthly blended payments of $5 (including interest at 5% per annum) through November 2009.

(In thousands of U.S. dollars except per shares amounts and where otherwise indicated)

13. Foreign exchange contracts:

At December 31, 2005, the Corporation had forward foreign exchange contracts outstanding under which the Corporation will sell U.S. dollars each month for a fixed amount of Canadian dollars on the following terms:

Contract Dates	US$ to be delivered *($millions)*	Cdn$ to be received *($millions)*	Cdn$ per US$ *(Weighted Average)*
Jan 2006 – Dec 2006	25.5	33.5	1.3137
Jan 2007 – Dec 2007	24.0	30.6	1.2750
Jan 2008 – Dec 2008	25.7	30.4	1.1828
	75.2	94.5	

The foregoing contracts have a fair value as of December 31, 2005 of $6.9 million (December 31, 2004 - $5.7 million), which amount has been recognized in the Corporation's consolidated financial statements.

The Corporation has deposited $4.5 million (2004: $3.1 million) as collateral to ensure its performance under these contracts. The deposit is classified as restricted cash on the consolidated balance sheet.

14. Commitments:

Three Centers lease certain equipment under non-cancellable long-term leases. In addition, Oklahoma Spine Hospital, LLC leases its facility building and additional office space from related entities (See note 12 for description of relationships with these entities). Minimum payments for these leases are as follows:

	Non-Related Parties $	Related Parties $	Total $
2006	467	1,645	2,112
2007	185	1,645	1,830
2008	185	1,645	1,830
2009	178	1,645	1,823
2010	119	1,645	1,764
Thereafter	–	6,275	6,275
	1,134	**14,500**	**15,634**

(In thousands of U.S. dollars except per shares amounts and where otherwise indicated)

15. Loss on foreign currency:

Loss on foreign currency included in the income statement consists of the following:

	2005 $	2004 $
Unrealized loss on the subordinated notes payable	5,553	11,172
Unrealized gain on the foreign exchange forward contracts	(1,200)	(5,700)
Loss (gain) on the cash balances denominated in Cdn$	(374)	38
Realized gain on the foreign exchange forward contracts that matured in the current period	(2,258)	(499)
Loss on foreign currency	1,721	5,011

File Number 82-34942

MEDICAL FACILITIES CORPORATION

Notice to Reader

This notice accompanies, and should be read in conjunction with the attached Management's Discussion & Analysis ("MD&A") for the for the year ended December 31, 2005 filed by Medical Facilities Corporation (the Issuer) with the Canadian securities regulatory authorities through the System for Electronic Analysis and Retrieval ("SEDAR").

The original MD&A for the year ended December 31, 2005 was filed in error through SEDAR and should be disregarded from the date of this notice. As of the date of this notice the original MD&A for the year ended December 31, 2005 is superseded and replaced by the attached MD&A for the year ended December 31, 2005 filed by the Issuer with the Canadian securities regulatory authorities through SEDAR on November 14, 2006.

November 14, 2006

MEDICAL FACILITIES CORPORATION	**REVISED MANAGEMENT'S DISCUSSION AND ANALYSIS OF CONSOLIDATED FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE MONTHS AND YEAR ENDED DECEMBER 31, 2005**

March 24, 2006 (as revised)

On November 13, 2006, Medical Facilities Corporation (the "Corporation") restated its consolidated financial statements for the year ended December 31, 2005 and the period from March 29, 2004 to December 31, 2004 to reflect a correction in accounting for foreign exchange forward contracts ("forward contracts"). The information contained in this Management's Discussion & Analysis ("MD&A") has been revised to reflect the restatement and should be read in conjunction with the restated consolidated financial statements and related notes of the Corporation for the period ended December 31, 2005, which financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). Substantially all of the Corporation's operating cash flows are in U.S. dollars and accordingly all amounts presented herein are stated in U.S. dollars, unless indicated otherwise.

This discussion and analysis contains forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors outside of management's control that could cause actual results to differ materially from those described in the forward-looking statements. The Corporation does not assume responsibility for the accuracy and completeness of those forward-looking statements and does not undertake the obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances.

This discussion also makes reference to certain non-GAAP measures to assist in assessing the Corporation's financial performance. Non-GAAP earnings measures do not have any standard meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers.

Additional information about, and the Annual Information Form filed by, the Corporation are available on SEDAR at www.sedar.com or the Corporation's website at www.medicalfacilitiescorp.com.

This Management's Discussion and Analysis is presented in the following sections:

- **Corporate Overview and Recent Developments**
- **Restatement of Financial Statements**
- **Non-GAAP Financial Measure – Cash Available for Distribution**
- **Condensed Consolidated Financial Highlights**
- **Operating and Financial Results of the Centers**
- **Liquidity and Financial Condition**
- **Financial Instruments**
- **Related Party Transactions**
- **Critical Accounting Estimates**
- **Management's Responsibility for Financial Information and Disclosure Controls**

• **Risk Factors**

• **Outlook**

CORPORATE OVERVIEW AND RECENT DEVELOPMENTS

The Corporation owns controlling interests in four limited liability entities (the "Centers"), each of which owns a specialty surgical hospital, three located in South Dakota and one in Oklahoma. The four Centers provide facilities for the scheduled surgical, imaging and diagnostic procedures and derive their revenue primarily from the fees charged for the use of these facilities.

On June 21, 2005 the Corporation completed the acquisition of a 51% interest in the Oklahoma Spine Hospital ("OSH") in Oklahoma City, Oklahoma for cash consideration of U.S.$44,962,000. The Corporation's financial results for the twelve months ended December 31, 2005 include the operating results of OSH for the period from June 21 to December 31, 2005.

Concurrent with the closing of the OSH acquisition the Corporation completed an offering of 5,420,000 Income Participating Securities ("IPS") for total gross proceeds of Cdn$71,815,000.

On September 1, 2005, the minority owner of Black Hills Surgery Center, LLP exchanged 1.95% of the ownership units in the center for Income Participating Securities ("IPS") of the Corporation. Under this transaction, the Corporation issued 418,323 IPS units, which were valued at Cdn$4,915,295.

As of December 31, 2005 and March 24, 2006, 28,011,535 IPS of the Corporation were issued and outstanding. Each IPS consists of one common share of the Corporation and Cdn$5.90 principal amount of subordinated notes of the Corporation (the "subordinated notes").

RESTATEMENT OF FINANCIAL STATEMENTS

In 2004, the Corporation implemented a hedge accounting policy for the accounting treatment of its forward contracts in accordance with CICA Accounting Guideline 13. Accordingly, the Corporation deferred gains and losses from its forward contracts and recognized them only in the period in which they settled. Interest expense on the Corporation's subordinated notes and dividends declared on the Corporation's shares were recorded at the exchange rates implicit in the forward contracts.

In the third quarter of 2006, the Corporation, after discussion with its auditors, determined that its method of accounting for its forward contracts as hedging relationships for accounting purposes in accordance with this Accounting Guideline was not correct. As a result, the Corporation determined that:

1. these forward contracts should have been accounted for at fair value with changes in fair value recorded in current income; and

2. the realized gains/losses on the settled forward contracts required reclassification within the financial statements, such that interest expense on the subordinated notes payable and dividends declared are recorded at the average exchange rates in effect during the reporting periods.

Accordingly, the Corporation restated its consolidated financial statements previously issued, including for the year ended December 31, 2005 and the period from March 29, 2004 to December 31, 2004. Please refer to note 2 to the restated consolidated financial statements of the Corporation for the year ended December 31, 2005 and the period from March 29, 2004 to December 31, 2004 for the details of changes to the amounts previously reported.

The amount of the U.S. dollars delivered and the Canadian dollars received on maturity of the forward contracts have not changed. Such proceeds are used primarily to pay interest on the Corporation's subordinated debt and dividends on its common shares.

As a result of the restatement, U.S. dollar amounts reflected in the financial statements for interest, dividends and realized and unrealized gains and losses on forward contracts are changed. The fair value of outstanding forward contracts is now reflected as an asset. Changes in the fair value during the current reporting period are reflected as an unrealized (non-cash) gain in the income statement. Previously, the fair value of the outstanding forward contracts was only disclosed in the notes to the financial statements. The result of the restatement is a net increase in income, which requires a provision for future income taxes.

The impact of the restatement on Cash Available for Distribution and the calculated payout ratios is immaterial.

NON-GAAP FINANCIAL MEASURE – CASH AVAILABLE FOR DISTRIBUTION

The Corporation distributes a substantial majority of its free cash flows from operations to holders of its IPS with a portion of such distributions being interest payments on its subordinated notes and a portion being dividends on its common shares. The Corporation believes that cash available for distribution on its IPS provides a useful measure of the Corporation's operations. In particular, the Corporation believes that investors should be able to ascertain the extent to which the distributions are funded by operations as discussed below.

Cash available for distribution is a non-GAAP measure, and is not intended to be representative of cash flow or results of operations determined in accordance with GAAP. Accordingly the Corporation provides a reconciliation of cash available for distributions to reported net income. Investors are cautioned that cash available for distribution, as calculated by the Corporation, is unlikely to be comparable to similar measures used by other issuers.

The major differences between cash available for distribution, which is not a defined term under Canadian GAAP, and net income (loss) as reported in the Corporation's financial statements are:

1) Depreciation and amortization, principally amortization of intangible assets acquired in connection with the acquisition of the four Centers,

2) Unrealized foreign exchange gains and losses,

3) Difference between minority interest in the earnings of the Centers' and their interest in the cash flow of the Centers generated in the respective period,

4) Interest on the subordinated notes, and

5) Maintenance capital expenditures.

Reconciliation of cash available for distribution to net income

		Three Months Ended December 31, 2005 ($'000s) (unaudited) Restated	Three Months Ended December 31, 2004 ($'000s) (unaudited) Restated	Twelve Months Ended December 31, 2005 ($'000s) (unaudited) Restated	Period from March 29, 2004 to December 31, 2004 ($'000s) (unaudited) Restated
NET INCOME (LOSS) FOR THE PERIOD		**511**	**(3,443)**	**(3,503)**	**(6,943)**
Add:					
Minority interest in income of centers		6,734	5,442	23,301	14,941
Depreciation and amortization		3,525	2,578	11,380	7,624
Unrealized loss (gain) on foreign currency		(238)	3,201	3,979	5,472
Future tax expense		190	689	859	1,743
Interest expense (net of interest income)		4,776	3,741	17,105	10,725
		15,498	**12,208**	**53,121**	**33,562**
Less:					
Minority interest in cash flow of centers		(6,727)	(5,615)	(23,848)	(15,325)
Net interest expense (other than on subordinated notes)		(239)	(240)	(1,182)	(703)
Repayment of debt (non revolving)		(227)	(123)	(615)	(398)
Maintenance capital expenditures		(728)	(516)	(1,829)	(1,550)
CASH AVAILABLE FOR DISTRIBUTIONS ON IPS	**USD**	**7,577**	**5,714**	**25,647**	**15,586**
CASH AVAILABLE FOR DISTRIBUTIONS ON IPS[1]	**CDN**	**8,958**	**6,973**	**31,074**	**20,201**
TOTAL DISTRIBUTIONS					
Interest on subordinated notes	CDN	5,168	4,091	18,800	12,404
Dividends on common shares	CDN	2,538	2,009	9,232	6,091
	CDN	7,706	6,100	28,032	18,495
CASH AVAILABLE FOR DISTRIBUTIONS (PER IPS UNIT [2])	**CDN**	**$ 0.320**	**$ 0.315**	**$ 1.233**	**$ 0.911**
TOTAL DISTRIBUTIONS (PER IPS UNIT[2])	**CDN**	**$ 0.275**	**$ 0.275**	**$ 1.113**	**$ 0.834**

Note 1: Represents an average exchange rates of U.S.$1.00 equals Cdn$1.1822 for the three months ended December 31, 2005, Cdn$1.2203 for three months ended December 31, 2004, Cdn$1.2116 for the twelve months ended December 31, 2005 andCdn$1.2961 for the period from March 29, 2004 to December 31, 2004 .

Note 2: Calculated based on the weighted average number of IPS outstanding for the respective periods.

In the three-month period ended December 31, 2005 the Corporation generated cash available for distribution of Cdn$9.0 million, which exceeded distributions declared in respect of this period by Cdn$1.3 million. On a per IPS basis, cash available for distribution was Cdn$0.320, or 16.36% higher than distributions declared of Cdn$0.275.

For the twelve-month period ended December 31, 2005 the Corporation generated cash available for distributions of Cdn$31.1 million, which exceeded distributions declared in respect of this period by Cdn$3.0 million. On a per IPS basis, cash available for distribution was Cdn$1.233, or 10.78% higher than distributions declared of Cdn$1.113.

Cash available for distribution includes the results of operations of OSH from June 21, 2005, whereas distributions on IPS units for the months of June to December 2005 include the distributions on the IPS units issued in connection with the acquisition of OSH, as if such IPS units had been issued on June 1, 2005.

CONDENSED CONSOLIDATED FINANCIAL HIGHLIGHTS

	1st Q 2004 Restated ($'000s) (unaudited) (Note 1)	2nd Q 2004 Restated ($'000s) (unaudited)	3rd Q 2004 Restated ($'000s) (unaudited)	4th Q 2004 Restated ($'000s) (unaudited)	Period from Mar 29 to Dec 31, 2004 Restated ($'000s)
NET PATIENT SERVICE REVENUES	967	22,710	22,965	25,349	71,991
EXPENSES	517	12,296	12,537	13,540	38,890
DEPRECIATION AND AMORTIZATION	28	930	4,088	2,578	7,624
INTEREST EXPENSE, NET	111	3,372	3,501	3,741	10,725
MINORITY INTEREST	205	4,710	4,584	5,442	14,941
NET PROFIT (LOSS) BEFORE GAIN (LOSS) ON FOREIGN CURRENCY AND TAX BENEFIT (EXPENSE)	106	1,402	(1,745)	48	(189)
GAIN (LOSS) ON FOREIGN CURRENCY	-	268	(2,477)	(2,802)	(5,011)
INCOME TAX BENEFIT (EXPENSE)	-	(238)	(816)	(689)	(1,743)
NET PROFIT (LOSS) FOR THE PERIOD	**106**	**1,432**	**(5,038)**	**(3,443)**	**(6,943)**
BASIC & FULLY DILUTED INCOME (LOSS) PER SHARE	**$ 0.005**	**$ 0.065**	**$ (0.227)**	**$ (0.155)**	**$ (0.313)**

Note 1: The 1st Quarter is for the period from March 29, 2004 to March 31, 2004.

	1st Q 2005 Restated ($'000s) (unaudited)	2nd Q 2005 Restated ($'000s) (unaudited)	3rd Q 2005 Restated ($'000s) (unaudited)	4th Q 2005 Restated ($'000s) (unaudited)	Twelve Months Ended Dec 31, 2005 Restated ($'000s)
NET PATIENT SERVICE REVENUES	25,426	25,082	34,403	37,052	121,963
EXPENSES	14,005	13,993	20,785	22,317	71,100
DEPRECIATION AND AMORTIZATION	2,458	2,476	2,921	3,525	11,380
INTEREST EXPENSE, NET	3,629	3,921	4,781	4,774	17,105
MINORITY INTEREST	5,243	5,049	6,275	6,734	23,301
NET PROFIT (LOSS) BEFORE GAIN (LOSS) ON FOREIGN CURRENCY AND TAX BENEFIT (EXPENSE)	91	(357)	(359)	(298)	(923)
GAIN (LOSS) ON FOREIGN CURRENCY	144	(44)	(2,820)	999	(1,721)
INCOME TAX RECOVERY (EXPENSE)	246	504	(1,419)	(190)	(859)
NET PROFIT (LOSS) FOR THE PERIOD	**481**	**103**	**(4,598)**	**511**	**(3,503)**
BASIC & FULLY DILUTED INCOME (LOSS) PER SHARE	**$ 0.022**	**$ 0.004**	**$ (0.166)**	**$ 0.018**	**$ (0.139)**

Note 1: The 2nd, 3rd and 4th Quarters include results of OSH from June 21, 2005.

Three Months ended December 31, 2005 compared to the Three Months Ended December 31, 2004

Consolidated net patient service revenues ("net revenues") for the three months ended December 31, 2005 totaled $37.1 million, up 46.6% or $11.7 million over the same period in 2004. This increase is primarily due to the inclusion of $11.4 million in net revenue from OSH. Net revenues for the original Centers increased by $0.3 million or 1.2% compared to the same period in 2004, reflecting general price increases and a favorable

mix of higher revenue generating cases. On the other hand consolidated net revenues were negatively impacted by a decrease in the number of surgical cases performed at all Centers and a decrease in reimbursement rates due to a change in the contracts with one of the major payors in South Dakota.

Consolidated expenses, including salaries and benefits, drugs and supplies, and general and administrative costs increased by 64.8% or $8.8 million over 2004 to $22.3 million in 2005, of which $7.6 million is attributable to the operations of OSH. Expenses for the original three Centers for the three months ended December 31, 2005, increased by $1.3 million or 9.6% compared to the same period in 2004. The increase in operating expenses is largely due to increases in wages and salaries, higher health insurance premiums and a more complex case mix resulting in higher costs of drugs and supplies.

Net interest expense consists primarily of interest on the subordinated notes and credit facilities of the Centers. The increase in the net interest expense for the three months ended December 31, 2005 compared to the same period in 2004 is mainly attributable to the additional IPS units issued in 2005.

The Corporation maintains the majority of its cash balances in Canadian dollars and its subordinated notes payable are denominated in Canadian dollars. The financial statements of the Corporation are expressed in U.S. dollars and include cash balances denominated in Canadian dollars and subordinated notes payable translated into U.S. dollars at the rate of exchange in effect at the balance sheet date. The unrealized foreign currency gains and losses resulting from translation of these items arise from the changes in the relationship between the Canadian and U.S. dollars during the respective periods.

Twelve Months ended December 31, 2005 compared to the period from March 29, 2004 to December 31, 2004

Consolidated net revenues for the twelve months ended December 31, 2005 totaled $122.0 million, up 69.4% or $50.0 million over 2004. Inclusion of results from OSH since the date of acquisition on June 21, 2005 accounted for $24.1 million of the increase in net revenues, while $21.9 million is attributable to inclusion of the original three Centers for twelve months in 2005 compared to the period from March 29 to December 31 in 2004. Net revenue for the original three Centers increased by $3.9 million, or 4.2%, over 2004. Primary reasons for the increase in revenues were price increases and surgeries producing higher per case revenues. Growth in the consolidated net revenues in 2005 was negatively impacted by a decrease in the number of surgical cases performed at all Centers and a decrease in reimbursement rates due to a change in the contracts with one of the major payors in South Dakota.

Consolidated expenses, including salaries and benefits, drugs and supplies, and general and administrative costs increased by 82.8% or $32.2 million over 2004 to $71.1 million in 2005. Inclusion of the results from OSH since the date of acquisition on June 21, 2005 accounts for $15.7 million of the total increase in expenses, while $11.8 million is attributable to inclusion of the original three Centers for twelve months in 2005 compared to the period from March 29 to December 31 in 2004. Expenses for the original Centers increased by $3.5 million or 6.9% over 2004 reflecting increases in wages and salaries, higher health insurance premiums and a more complex case mix resulting in higher costs of drugs and supplies.

Net interest expense for 2005 included interest on the subordinated notes and credit facilities of the Centers for 12 months and interest on the additional IPS units issued in 2005, while net interest expense for 2004 only included interest on the subordinated notes and credit facilities of the Centers for the period from March 29, 2004 to December 31, 2004.

OPERATING AND FINANCIAL RESULTS OF THE CENTERS

As the Corporation commenced its operations on March 29, 2004 and made a further acquisition of a Center on June 21, 2005, there are no prior financial statements for the Corporation that can be used on a comprehensive basis for comparing the operating results for the twelve months ended December 31, 2005 with prior periods. In order to enhance its usefulness, this management discussion and analysis includes a summary of the operating results of each of the Centers for the three months and twelve months ended December 31, 2005 compared to the three months and twelve months ended December 31, 2004. Accordingly, this information includes operations of the Centers for periods prior to the purchase by the Corporation of its respective controlling interests. It is provided for reference purposes only, and is not intended as a comprehensive comparison of financial results.

Three Months ended December 31, 2005 compared to the Three Months Ended December 31, 2004

	Three Months Ended December 31, 2005 (unaudited)		Three Months Ended December 31, 2004[1] (unaudited)		% Change
	($'000s)	% of Net Revenues	($'000s)	% of Net Revenues	
Net revenues:					
Black Hills Surgery Center, LLP	11,523		11,581		(0.5%)
Sioux Falls Surgical Center, LLP	11,477		10,931		5.0%
Dakota Plains Surgical Center, LLP	2,628		2,823		(7.0%)
Oklahoma Spine Hospital, LLC	11,424		12,454		(8.3%)
Salaries and benefits:					
Black Hills Surgery Center, LLP	2,993	26.0%	2,862	24.7%	4.6%
Sioux Falls Surgical Center, LLP	2,351	20.5%	2,197	20.1%	7.0%
Dakota Plains Surgical Center, LLP	635	24.2%	633	22.4%	0.3%
Oklahoma Spine Hospital, LLC	2,100	18.4%	2,080	16.7%	1.0%
Drugs and supplies:					
Black Hills Surgery Center, LLP	1,919	16.7%	1,522	13.1%	26.1%
Sioux Falls Surgical Center, LLP	2,303	20.1%	1,827	16.7%	26.1%
Dakota Plains Surgical Center, LLP	728	27.7%	640	22.7%	13.8%
Oklahoma Spine Hospital, LLC	3,194	28.0%	3,878	31.1%	(17.6%)
General, administrative and other:					
Black Hills Surgery Center, LLP	1,661	14.4%	1,346	11.6%	23.4%
Sioux Falls Surgical Center, LLP	1,165	10.2%	1,294	11.8%	(10.0%)
Dakota Plains Surgical Center, LLP	385	14.7%	445	15.8%	(13.5%)
Oklahoma Spine Hospital, LLC	2,326	20.4%	1,855	14.9%	25.4%
Income (loss) before interest expense, depreciation & amortization, and other expenses:					
Black Hills Surgery Center, LLP	4,950	43.0%	5,851	50.5%	(15.4%)
Sioux Falls Surgical Center, LLP	5,658	49.3%	5,613	51.4%	0.8%
Dakota Plains Surgical Center, LLP	880	33.5%	1,105	39.1%	(20.4%)
Oklahoma Spine Hospital, LLC	3,804	33.3%	4,641	37.3%	(18.0%)

Note 1: Amounts for the three months ended December 31, 2004 include the historical results of the Oklahoma Spine Hospital LLC prior to the acquisition by the Corporation of a 51% ownership of the Center on June 21, 2005. Certain 2004 figures have been reclassified to conform with the presentation adopted in 2005.

The changes in the components of operating results as shown in the preceding table are discussed below Center by Center.

Black Hills Surgery Center, LLP. (52.95% ownership interest)

Net revenues for the three months ended December 31, 2005 decreased by 0.5% over the corresponding period in 2004 primarily due to a decrease in reimbursement rates of one of the major payors in South Dakota in 2005 and a 2.8% decrease in the number of cases performed, partially offset by a more favorable case mix. Salaries and benefits increased by 4.6% primarily due to annual wage and salaries adjustments. The cost of drugs and supplies as a percentage of net revenues increased to 16.7 % from 13.1 % a year earlier primarily due to changes in the types of surgeries performed, reduction in net revenues and a one time inventory adjustment in December 2004. General, administrative and other expenses increased year over year due to the inclusion of sub-contracting costs related to the reading of MRI and Cat Scans, which commenced early in 2005.

Sioux Falls Surgical Center, LLP. (51.00% ownership interest)

Net revenues for the 4th quarter 2005 were up 5.0% over the same period in 2004, primarily due to fee increases, a favorable shift in the proportion of complex, higher revenue generating cases and an adjustment to the estimated Medicare revenues. This increase was partially offset by a decrease in reimbursement rates of one of the major payors in South Dakota and a decrease in the number of the cases performed in the 4th quarter 2005 compared to the 4th quarter 2004. Salaries and benefits increased by 7.0% mainly due to increases in health insurance costs. The cost of drugs and supplies as a percentage of net revenues increased to 20.1% from 16.7% in 2004 reflecting the shift to more complex surgical cases and increased use of implants. General, administrative and other expenses decreased by 10.0% for the quarter, primarily as a result of lower bad debt expense.

Dakota Plains Surgical Center, L.L.P. (51.00% ownership interest)

Net revenues declined by 7.0% primarily due to the departure of two surgeons from the medical staff and an unfavorable mix of payors in the 4th quarter of 2005, which was partially offset by an adjustment to the estimated Medicare revenues. Salaries and benefits were largely in line with the same period for 2004. The cost of drugs and supplies increased to 27.7% of net revenues compared to 22.7% in 2004, reflecting an increase in the number of cases requiring implants and a significant, year over year, increase in lower revenue generating Medicare volumes.

Oklahoma Spine Hospital, L.L.C. (51.00% ownership interest)

Net revenues for the three months ended December 31, 2005 as compared to 2004 were negatively impacted by increased volumes of procedures related to pain management that have lower recovery rates and an increase in the percentage of Medicare revenue. The cost of drugs and supplies as a percentage of net revenues decreased to 28.0% compared to 31.1% in 2004, reflecting a decrease in usage of supplies due to case mix. General and administrative expenses increased primarily due to additional space leased in 2005, increases in collection expense and repairs and maintenance in 2005.

Twelve Months ended December 31, 2005 compared to the Twelve Months Ended December 31, 2004

	Twelve Months Ended December 31, 2005[1] (unaudited)		Twelve Months Ended December 31, 2004[1] (unaudited)		% Change
	($'000s)	% of Net Revenues	($'000s)	% of Net Revenues	
Net revenues:					
Black Hills Surgery Center, LLP	47,174		45,189		4.4%
Sioux Falls Surgical Center, LLP	41,218		39,003		5.7%
Dakota Plains Surgical Center, LLP	9,488		9,747		(2.7%)
Oklahoma Spine Hospital, LLC	45,879		42,438		8.1%
Salaries and benefits:					
Black Hills Surgery Center, LLP	11,687	24.8%	11,252	24.9%	3.9%
Sioux Falls Surgical Center, LLP	8,950	21.7%	8,525	21.9%	5.0%
Dakota Plains Surgical Center, LLP	2,743	28.9%	2,410	24.7%	13.8%
Oklahoma Spine Hospital, LLC	8,375	18.3%	7,508	17.7%	11.6%
Drugs and supplies:					
Black Hills Surgery Center, LLP	7,731	16.4%	6,811	15.1%	13.5%
Sioux Falls Surgical Center, LLP	7,437	18.0%	6,464	16.6%	15.1%
Dakota Plains Surgical Center, LLP	2,424	25.5%	1,970	20.2%	23.1%
Oklahoma Spine Hospital, LLC	13,290	29.0%	13,973	32.9%	(4.9%)
General, administrative and other:					
Black Hills Surgery Center, LLP	5,931	12.6%	5,582	12.4%	6.3%
Sioux Falls Surgical Center, LLP	4,621	11.2%	4,696	12.0%	(1.6%)
Dakota Plains Surgical Center, LLP	1,460	15.4%	1,604	16.5%	(9.0%)
Oklahoma Spine Hospital, LLC	9,712	21.2%	7,376	17.4%	31.7%
Income (loss) before interest expense, depreciation & amortization, and other expenses:					
Black Hills Surgery Center, LLP	21,825	46.3%	21,544	47.7%	1.3%
Sioux Falls Surgical Center, LLP	20,210	49.0%	19,318	49.5%	4.6%
Dakota Plains Surgical Center, LLP	2,861	30.2%	3,763	38.6%	(24.0%)
Oklahoma Spine Hospital, LLC	14,502	31.6%	13,581	32.0%	6.8%

Note 1: Amounts for the twelve months ended December 31, 2005 and December 31, 2004 include the historical results of the Oklahoma Spine Hospital LLC prior to the acquisition by the Corporation of a 51% ownership in the center on June 21, 2005. Amounts for the twelve months ended December 31, 2004 include the historical results of the Black Hills Surgery Center, Sioux Falls Surgical Centers and Dakota Plains Surgical Center prior to their acquisition on March 29, 2004. Certain 2004 figures have been reclassified to conform with the presentation adopted in 2005.

The changes in the components of operating results as shown in the preceding table are discussed below Center by Center.

Black Hills Surgery Center, LLP. (52.95% ownership interest)

Net revenues for the twelve months ended December 31, 2005 increased by 4.4% over the corresponding period in 2004 to $47.2 million, primarily due to a favorable case mix of the types of surgeries that generate higher per case revenue. Salaries and benefits increased by 3.9% year over year reflecting annual wages and salaries increases. The cost of drugs and supplies as a percentage of net revenue for the twelve months ended December 31, 2005 increased to 16.4% from 15.1% a year earlier, primarily due to changes in the mix of surgeries performed. General, administrative and other expenses increased due to the inclusion of sub-contracting costs related to the reading of MRI and Cat Scans, which commenced early in 2005.

Sioux Falls Surgical Center, LLP. (51.00% ownership interest)

Net revenues for the twelve months ended December 31, 2005 were $41.2 million, or $2.2 million higher than revenues of $39.0 million for the same period of 2004, primarily due to fee increases and an increase in the types of surgeries that generate higher per case revenue. However, the growth in net revenues was moderated by a decrease in reimbursement rates of one of the major payors in South Dakota and a 3.7% decrease in the number of the cases performed in 2005 compared to 2004. Salaries and benefits costs increased by 5.0% over 2004, reflecting salary increases and higher medical benefits costs. The cost of drugs and supplies as a percentage of net revenues increased to 18.0% compared to 16.6% in 2004, reflecting higher use of implants, supplier price increases and the mix of surgeries performed. General, administrative and other expenses reflect decreases in 2005 in bad debt expense, office supplies, repairs and maintenance as well as legal costs.

Dakota Plains Surgical Center, L.L.P. (51.00% ownership interest)

Net revenues for the twelve months ended December 31, 2005 decreased by 2.7% from 2004 to $9.5 million, as a result of a significantly higher proportion of Medicare cases, the departure of two surgeons and a shift in the case mix. Salaries and benefits increased by 13.8% to $2.7 million, primarily due to higher benefit cost in the current year and a minimum fee guarantee for a hospital internist. The cost of drugs and supplies as a percentage of net revenues increased to 25.5% up from 20.2% in 2004, due to the shifts in payor and case mixes.

Oklahoma Spine Hospital, L.L.C. (51.00% ownership interest)

Net revenues increased by 8.1% due to an increase in the types of surgeries that generate higher per case revenue and an increase in the volume of pain management procedures. The increase in salaries and benefits is attributable to an introduction of new and more complex neurosurgery cases that require more patient care. Salaries and benefits were also impacted by higher employee health insurance costs and bonuses paid in 2005 prior to the acquisition. The cost of drugs and supplies as a percentage of revenues declined to 29.0% from 32.9% a year earlier primarily as a result of a significant increase in pain management procedures that have lower costs. General and administrative expenses in 2005 include approximately $0.4 million of pre-acquisition legal and accounting fees related to the acquisition of the center by MFC. Also, collection expense increased by $0.4 million due to an increase in cash collections of $5.2 million over prior year. Bad debt expense increased over the prior year by $0.8 million, primarily as a result of increased revenues.

LIQUIDITY AND FINANCIAL CONDITION

The Corporation is dependent upon cash generated from operating activities of the Centers, which is the source of financing its operations and meeting its contractual obligations. The Centers distribute, on a monthly basis, substantially all of their cash flows to the Corporation and the minority partnership interests. A reconciliation of net income (loss) as reported to cash available for distribution is presented in the section Non-GAAP Financial Measure – Cash Available for Distribution.

Dividend declarations are determined based on monthly reviews of the Corporation's earnings, capital expenditures and related cash flows. Such declarations take into account the Corporation's structure whereby available cash is to be distributed to the maximum extent possible after (i) interest on the subordinated notes, (ii) other debt service obligations, (iii) other expense and tax obligations and (iv) reasonable reserves for working capital, collateral for forward contracts and capital expenditures. There are no current plans for major non-maintenance capital expenditures in 2006.

As at December 31, 2005, the Corporation had net working capital of $34.0 million, including cash balances of $12.4 million and accounts receivables of $25.6 million. Accounts payable and accrued liabilities totaled $9.5 million. Total assets at December 31, 2005 were $268.2 million and total long-term liabilities were $165.9 million. Cash distributions declared in the period from January 1, 2005 to December 31, 2005 totaled Cdn$1.10 per IPS.

The Centers have in place credit facilities and notes payable in an aggregate amount of $36.8 million, of which $24.9 million was utilized as at December 31, 2005. The balances available under the credit facilities, combined with cash on hand as at December 31, 2005, are available to manage the Corporation's accounts receivable, inventory and other short-term cash requirements, including timing differences with regard to the payment of U.S. withholding taxes.

The Corporation's subordinated notes payable are denominated in Canadian dollars and are reflected in the financial statements at the rate of exchange in effect at the balance sheet date. These subordinated notes will mature on March 29, 2014, subject to the Issuer's right to extend their maturity for two additional successive five year terms provided certain conditions are satisfied at such times.

The following table sets out the mandatory repayments due under the credit facilities, notes payable and other contractual obligations:

Contractual Obligations	Total	Less than 1 year	2-3 years	4-5 years	After 5 years
			(US$ thousands)		
Revolving Credit Facilities	14,562	-	13,562	1,000	
Notes Payable	9,798	849	2,105	6,844	
Capital Lease Obligation	539	237	302	-	
Operating Leases	15,634	2,112	3,660	3,587	6,275
IPS Subordinated Notes Payable	142,106				142,106
Total Contractual Obligations	**$182,639**	**$3,198**	**$19,629**	**$11,431**	**$148,381**

The Corporation expects to be able to renew or refinance the various credit facilities as they come due at then current market rates.

FINANCIAL INSTRUMENTS

The Corporation enters into forward contracts to manage its exposure to fluctuations in the exchange rate between U.S. and Canadian currencies, as the Corporation's distributions to its security holders are denominated in Canadian dollars whereas all of its revenue is denominated in U.S. dollars.

As at December 31, 2005, the Corporation is committed to deliver between $2.0 and $2.3 million U.S. dollars monthly through December 2008 in exchange for Canadian dollars at the stipulated exchange rates as follows:

Contract Dates	US$ to be delivered *($millions)*	Cdn$ to be received *($millions)*	Cdn$ per US$ *(Weighted Average)*
Jan 2006 – Dec 2006	25.5	33.5	1.3136
Jan 2007 – Dec 2007	24.0	30.6	1.2744
Jan 2008 – Dec 2008	25.7	30.4	1.1850
	75.2	94.5	

The fair value of the outstanding forward contracts as at December 31, 2005 was $6.9 million and is reflected as an asset in the financial statements while changes in the fair value during each reporting period are recorded as unrealized gains (losses) in the income statement. It is the Corporation's intention to maintain these forward contracts in place until their scheduled maturity dates.

The Corporation has provided collateral in the amount of $4.5 million U.S. dollars to secure performance under these forward contracts.

RELATED PARTY TRANSACTIONS

Physicians, who control the minority interests in each of their respective Centers, routinely provide independent professional services directly to patients utilizing the facilities of the Centers. Note 12 of the Corporation's consolidated financial statements for the year ended December 31, 2005 contains details of transactions with related parties for the current and prior years.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

Management estimates are required with respect to the valuation of acquired assets and liabilities, intangible assets, goodwill, accounts receivable, inventories and provisions for potential liabilities, as well as the determination of net revenue and income tax provisions.

Net revenue of the Corporation includes amounts for services billed to federal and state agencies, private insurance carriers, employers, managed care programs, and patients. Billed revenues are recorded net of the contractual adjustments provided for under the various agreements with the majority of these third party payors. Management establishes the contractual allowance adjustments and allowances for doubtful accounts based on third party contracts in effect and based on historical payment data, current economic conditions, and other pertinent factors for each Center.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL INFORMATION AND DISCLOSURE CONTROLS

In accordance with the requirements of the Multilateral Instrument 52-109 ("MI 52-109") of the Canadian Securities Administrators, management of the Corporation has identified, formalized and implemented disclosure controls and procedures that provide reasonable assurance that the Corporation produces public disclosures that are accurate, complete, timely and present fairly the Corporation's financial condition to the public. They are intended to ensure that MFC maintains adequate procedures for gathering, analyzing and disclosing all information that is required to be disclosed in the information (both written and oral) disseminated by the Corporation.

Management performed, under the supervision of and with the participation of the Chief Executive Officer and the Chief Financial Officer, an evaluation of the effectiveness of these controls and procedures as defined under MI 52-109 as of December 31, 2005. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective, which is reflected in their respective annual certificates.

RISK FACTORS

Risks Related to the Business and the Industry of the Corporation

The revenue and profitability of the Corporation and its subsidiaries, including the Centers, depend heavily on payments from third-party payors, including government healthcare programs (Medicare and Medicaid) and managed care organizations, which are subject to frequent cost containment initiatives. Changes in the terms and conditions of, or reimbursement levels under, insurance or healthcare programs, which are typically short-term agreements, could adversely affect the revenue and profitability of the Corporation. The Corporation's revenues and profitability could be impacted by its ability to obtain and maintain contractual arrangements with insurers and payors active in its service area and by changes in the terms of such contractual arrangements.

The revenue and profitability of the Centers is dependent upon physician relationships. There can be no assurance that physician groups performing procedures at the Centers will maintain successful medical practices or that one or more key members of a particular physician group will continue practicing with that group or that the members of that group will continue to perform procedures at the Centers at current levels, or at all.

Healthcare facilities, such as the Centers, are subject to numerous legal, regulatory, professional and private licensing, certification and accreditation requirements. Receipt and renewal of such licenses, certifications and accreditations are often based on inspections, surveys, audits, investigations or other reviews, some of which may require affirmative compliance actions by the Centers that could be burdensome and expensive.

There are a number of United States federal and state regulatory initiatives, which apply to healthcare providers, and in particular specialty hospitals, including the Centers. Among the most significant are the federal Anti-Kickback Statute; the federal Stark Act; and the federal rules relating to management and protection of patient records and patient confidentiality. New legislation or amendments to existing legislation could be effected in the future, which could materially impact the operations and/or economic viability of surgical hospitals, including the Centers.

While the Centers carry general and professional liability insurance against claims arising in the ordinary course of business, the insurance market is dynamic and there can be no assurance that adequate coverage will be available in the future, nor that any coverage in place will be adequate to cover claims.

Any expansion of the Centers will require additional capital, which may be funded through additional debt or equity financings. These funding sources could result in significant additional interest expense or ownership dilution to current holders of the Corporation's securities. Additionally, the complex regulatory requirements to which the Centers are subject may limit their ability to expand.

There is significant competition in the healthcare business. The Centers compete with other healthcare facilities in providing services to physicians and patients, contracting with managed care payors and recruiting qualified staff.

Risks Related to the Structure of the Corporation

The Corporation is solely dependent on the operations and assets of the Centers through the indirect ownership of between 51% and 52.95% in entities holding these Centers. Future distributions by the Corporation are not guaranteed and are totally dependent upon the operating results and related cash flows from the Centers.

The payout by the Centers and the Corporation of a substantial majority of their operating cash flow will make additional capital and operating expenditures dependent on increased cash flow or additional financing in the future.

The Corporation's distributions to its security holders are denominated in Canadian dollars whereas all of its revenue is denominated in U.S. dollars. To the extent that future distributions are not covered by forward contracts, the Corporation is exposed to currency exchange rate risk.

Interest on the Corporation's subordinated notes will be deducted for purposes of calculating taxes payable in the United States by the Corporation. There can be no assurance that U.S. tax authorities will not seek to challenge the treatment of these notes as debt or the amount of interest expense deducted. This would reduce the Corporation's after-tax income available for distribution, thereby reducing the Corporation's ability to declare dividends.

There can be no assurance that the Corporation will be able to repay the principal amount outstanding on its subordinated notes payable when due. Additionally, the subordinated notes are payable in Canadian dollars. Therefore the Corporation is exposed (at maturity and or repayment) to currency exchange rate risk with respect to the principal amount of this indebtedness.

The limited cash flow guarantees provided by each Center with respect to the interest payments on the subordinated debt may not be enforceable, thereby reducing the cash available for payment of interest on the subordinated debt. Non-competition agreements executed by physician owners of the minority interests in the Centers may not be enforceable, which lack of enforceability could impact the revenues and profitability of the Centers.

The Corporation does not have the ability to direct day-to-day management of the Centers, except in certain circumstances.

The degree to which the Corporation is leveraged on a consolidated basis could have important consequences to the holders of the IPS, including:

(a) The Corporation's and Centers' ability in the future to obtain additional financing for working capital, capital expenditures, acquisitions or other purposes may be limited. Under the terms attaching to the Corporation's subordinated notes payable, the Corporation's ability to incur additional debt, including the issue of IPS, which contain a debt component, is dependent upon the Corporation meeting certain pro forma financial ratios at the time of incurring the additional debt.

(b) The Corporation or Centers being unable to refinance indebtedness on terms acceptable to the Corporation or at all.

(c) A significant portion of the Corporation's cash flow (on a consolidated basis) from operations is likely to be dedicated to the payment of the principal of and interest on its indebtedness, thereby reducing funds available for future operations, capital expenditures, acquisitions and/or dividends on its common shares.

(d) The Centers may be more vulnerable to economic downturns and be limited in their ability to withstand competitive pressures.

The Corporation has credit facilities that contain restrictive covenants that limit the discretion of the Corporation or its management with respect to certain matters. The ability of the Centers to make distributions will be subject to the restrictive covenants contained in each credit facility.

Additional IPS or common shares may be issued by the Corporation pursuant to an Exchange Agreement with the holders of the minority interests in the Centers or in connection with a future financing or acquisition by the Corporation. The issuance of additional IPSs or Common Shares may dilute an investor's investment in the Corporation and reduce distributable cash per Common Share or per IPS.

The Corporation's subsidiary which holds the interests in the Centers is organized under the laws of the State of Delaware and the Centers that are located in South Dakota are formed under the laws of South Dakota and the Center located is Oklahoma is formed under the laws of Oklahoma. All of the assets of the Centers are located outside of Canada and certain of the directors and officers are residents of the United States. As a result, it may be difficult or impossible for investors to effect service within Canada upon the Corporation's subsidiary, the Centers or their directors and officers who are not residents of Canada or to realize against them in Canada upon judgments of courts of Canada predicated upon the civil liability provisions of applicable Canadian provincial securities laws.

There can be no assurance that the common shares and subordinated notes represented by the IPSs will continue to be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans.

The market price for the IPS may be subject to general volatility.

For further discussion of the foregoing and other risk factors reference should be made to the Corporation's Annual Information Form.

OUTLOOK

Demand for healthcare services in the United States continues to be positively impacted by changing demographics (increasing average age and life expectancy) and the development of new procedures. The Corporation is well positioned to benefit from these long-term trends with its objective of providing high quality health care services and enhancing the experience of patients. Nonetheless there will continue to be industry wide pressures on reimbursement programs to limit the growth of healthcare costs.

Excluding the acquisition of OSH, the growth in the Centers' net revenues and operating income in 2005 experienced a slowdown over historical patterns, as a result of various factors including payor policies, physician complement and user demand. In 2005, the Corporation generated cash available for distribution of Cdn$1.234 per IPS unit and distributed Cdn$1.113 per IPS unit for a payout ratio of 90.2%. Management believes these results are representative of the near term outlook and the operating capabilities of the existing Centers.

The Corporation intends to continue its strategies of enhancing the operating efficiency of the four Centers, pursuing acquisitions and continuing the cash distribution practices referred to in Liquidity and Financial Condition. Strategies to optimize the utilization of each Center include:

- an ownership and management structure with an emphasis on operational efficiency;
- ongoing refinement and implementation of clinical and administrative best practices;
- proactive marketing efforts directed at physicians, other healthcare providers, patients and payors;
- increasing the number of surgical, imaging and diagnostic procedures performed; and
- the disciplined introduction of new surgical procedures.

In addition, the Corporation will pursue strategic acquisition opportunities, which are accretive to unitholders and provide potential synergies with the existing Centers.

File Number 82-34942

MEDICAL
FACILITIES
CORPORATION

Notice to Reader

This notice accompanies, and should be read in conjunction with the attached Form 52-109F1 of Michael Salter, Chief Financial Officer filed by Medical Facilities Corporation (the Issuer) with the Canadian securities regulatory authorities through the System for Electronic Analysis and Retrieval ("SEDAR").

The original certificate dated March 24, 2006 was filed in error through SEDAR and should be disregarded from the date of this notice. As of the date of this notice the original certificate is superseded and replaced by the attached Form 52-109F1 of Michael Salter, Chief Financial Officer filed by the Issuer with the with the Canadian securities regulatory authorities through SEDAR on November 14, 2006.

November 14, 2006

MEDICAL FACILITIES CORPORATION

Form 52-109F1
Certification of Annual Filings

I, **Michael Salter,** Chief Financial Officer of Medical Facilities Corporation, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Medical Facilities Corporation** (the issuer) for the period ending **December 31, 2005**;
2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and
3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.
4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls for the issuer, and we have:
   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;
   (b) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Date: March 24, 2006

"Michael Salter"

Michael Salter
Chief Financial Officer

File Number 82-34942

MEDICAL FACILITIES CORPORATION

Notice to Reader

This notice accompanies, and should be read in conjunction with the attached Form 52-109F1 of Donald Schellpfeffer, Chief Executive Officer filed by Medical Facilities Corporation (the Issuer) with the Canadian securities regulatory authorities through the System for Electronic Analysis and Retrieval ("SEDAR").

The original certificate dated March 24, 2006 was filed in error through SEDAR and should be disregarded from the date of this notice. As of the date of this notice the original certificate is superseded and replaced by the attached Form 52-109F1 of Donald Schellpfeffer, Chief Executive Officer filed by the Issuer with the with the Canadian securities regulatory authorities through SEDAR on November 14, 2006.

November 14, 2006

MEDICAL FACILITIES CORPORATION

Form 52-109F1
Certification of Annual Filings

I, **Donald Schellpfeffer,** Chief Executive Officer of Medical Facilities Corporation, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Medical Facilities Corporation** (the issuer) for the period ending **December 31, 2005**;
2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and
3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.
4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls for the issuer, and we have:
   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;
   (b) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Date: March 24, 2006

"Donald Schellpfeffer"

____

Donald Schellpfeffer
Chief Executive Officer

File Number 82-34942

MEDICAL FACILITIES CORPORATION

Notice to Reader

This notice accompanies, and should be read in conjunction with the attached consolidated financial statements for the three months ending March 31, 2006 filed by Medical Facilities Corporation (the Issuer) with the Canadian securities regulatory authorities through the System for Electronic Analysis and Retrieval ("SEDAR").

The original consolidated financial statements for the three months ending March 31, 2006 were filed in error through SEDAR and should be disregarded from the date of this notice. As of the date of this notice the original consolidated financial statements for the three months ending March 31, 2006 are superseded and replaced by the attached consolidated financial statements for the three months ending March 31, 2006 filed by the Issuer with the Canadian securities regulatory authorities through SEDAR on November 14, 2006.

November 14, 2006

Interim Consolidated Financial Statements of

MEDICAL FACILITIES CORPORATION

For the Three Months ended March 31, 2006
(Unaudited)
Restated (note 1)

MEDICAL FACILITIES CORPORATION

Interim Consolidated Balance Sheets
(In thousands of U.S. dollars)
Restated (note 1)

	March 31, 2006 (Unaudited)	December 31, 2005
Assets		
Current assets:		
Cash and cash equivalents	$ 13,739	$ 12,443
Accounts receivable	23,898	25,571
Supply inventory	2,556	2,369
Prepaid expenses and other	1,154	1,541
Withholding tax deposited	4,764	4,861
	46,111	**46,785**
Property and equipment	31,546	31,912
Restricted cash (note 5)	4,483	4,483
Foreign exchange forward contracts (note 5)	4,700	6,900
Deferred financing costs	9,392	9,515
Intangibles	110,439	112,389
Goodwill	56,244	56,244
	$ 262,915	**$ 268,228**
Liabilities and Shareholders' Equity		
Current liabilities:		
Accrued interest payable	$ 1,488	$ 1,483
Dividends payable	731	729
Accounts payable	2,896	4,688
Accrued liabilities	4,130	4,796
Current maturities of long-term debt (note 2)	1,098	1,085
	10,343	**12,781**
Long-term debt less current maturities (note 2)	24,799	23,813
Future income tax liability	1,810	2,602
Subordinated notes payable	141,497	142,106
Minority interests	15,442	16,021
Shareholders' equity:		
Share capital	93,700	93,700
Deficit	(24,676)	(22,795)
	69,024	**70,905**
Commitments (note 6)		
	$ 262,915	**$ 268,228**

See accompanying notes to interim consolidated financial statements.

MEDICAL FACILITIES CORPORATION

Interim Consolidated Statements of Income and Deficit
(In thousands of U.S. dollars, except per share amounts)
Restated (note 1)
(Unaudited)

	Three months ended March 31, 2006	Three months ended March 31, 2005
Facility service revenue	**$ 36,129**	**$ 25,426**
Expenses:		
Salaries and benefits	8,242	6,040
Drugs and supplies	7,371	4,598
Other operating expenses	436	459
General and administrative	5,189	2,965
	21,238	**14,062**
Income before the undernoted	**14,891**	**11,364**
Depreciation and amortization	2,889	2,458
Other expenses (income):		
Interest expenses, net of interest income	4,883	3,629
Loss (gain) on foreign currency (note 7)	772	(144)
Other	(86)	(57)
	5,569	**3,428**
Income before income taxes and minority interest	**6,433**	**5,478**
Income taxes	(695)	(246)
Income before minority interest	7,128	5,724
Minority interest	6,811	5,243
Net income for the period	**317**	**481**
Deficit, beginning of period	(22,795)	(11,652)
Dividends	(2,198)	(1,638)
Retained earnings (deficit), end of period	**$ (24,676)**	**$ (12,809)**
Basic and diluted income per share	**$ 0.011**	**$ 0.022**

See accompanying notes to interim consolidated financial statements.

MEDICAL FACILITIES CORPORATION

Interim Consolidated Statements of Cash Flows
(In thousands of U.S. dollars)
Restated (note 1)
(Unaudited)

	Three months ended March 31, 2006	Three months ended March 31, 2005
Cash provided by (used in):		
Operating activities:		
Net income	$ 317	$ 481
Items not affecting cash:		
Depreciation of property and equipment	939	876
Amortization of other intangibles	1,950	1,582
Amortization of debt issue costs	124	34
Minority interest	6,811	5,243
Unrealized loss (gain) on foreign currency	1,592	316
Future income taxes	(792)	(246)
Change in non-cash operating working capital	(483)	(623)
	10,458	**7,663**
Financing activities:		
Net proceeds from credit facilities	999	4,229
Distributions to minority interests	(7,390)	(5,924)
Dividends	(2,198)	(1,638)
	(8,589)	**(3,333)**
Investing activities:		
Purchase of property and equipment, net	(573)	(3,402)
	(573)	**(3,402)**
Increase in cash and cash equivalents	1,296	928
Cash and cash equivalents, beginning of period	12,443	4,222
Cash and cash equivalents, end of period	**$ 13,739**	**$ 5,150**
Supplemental cash flow information:		
Interest paid	$ 4,339	$ 3,305

See accompanying notes to interim consolidated financial statements.

Medical Facilities Corporation ("the Corporation) owns indirect controlling interests in four limited liability entities (the "Centers"), each of which owns a specialty hospital. The Centers are located in Sioux Falls, Rapid City and Aberdeen, South Dakota, and Oklahoma City, Oklahoma, United States.

These restated interim consolidated financial statements of the Corporation have been prepared by management in accordance with accounting principles generally accepted in Canada and include the accounts of the Corporation and its subsidiaries. Intercompany transactions and balances have been eliminated. These statements have been prepared following the same accounting policies and methods of computation as the restated annual consolidated financial statements of the Corporation for the year ended December 31, 2005, but do not contain all disclosures required by generally accepted accounting principles and accordingly should be read in conjunction with the restated annual consolidated financial statements and the notes thereto.

1. Restatement:

In 2004, the Corporation implemented a hedge accounting policy for the accounting treatment of its foreign exchange forward contracts in accordance with CICA Accounting Guideline 13. Accordingly, the Corporation deferred gains and losses from its forward contracts and recognized them only in the period in which they settled. Interest expense on the Corporation's subordinated notes and dividends declared on the Corporation's shares were recorded at the exchange rates implicit in the forward contracts.

In the third quarter of 2006, the Corporation has determined that its method of accounting for its foreign exchange forward contracts as hedging relationships for accounting purposes in accordance with this Accounting Guideline was not correct. As a result, the Corporation determined that:

1. these forward exchange contracts should have been accounted for at fair value with changes in fair value recorded in current income; and
2. the realized gains/losses on the settled forward contracts required reclassification within the financial statements, such that interest expense on the subordinated notes payable and dividends declared are recorded at the average exchange rates in effect during the reporting periods.

(In thousands of U.S. dollars, unless otherwise indicated)

1. **Restatement (continued):**

The Corporation has restated its consolidated financial statements. A summary of the significant effects of the restatement on previously reported amounts is as follows.

	As previously reported	Adjustment	As restated
For three months ended March 31, 2005			
Current liabilities	7,713	169	7,882
Foreign exchange forward contracts	-	4,700	4,700
Future income tax liability	-	1,497	1,497
Deficit	(15,842)	3,033	(12,809)
Interest expense	3,316	313	3,629
Loss (gain) on foreign currency	(683)	539	(144)
Income taxes (including current taxes $0)	-	(246)	(246)
Loss for the period	1,087	(606)	481
Loss per share (basic and diluted)	0.049	(0.027)	0.022
Dividends	1,485	153	1,638
For three months ended March 31, 2006			
Current assets	46,208	(97)	46,111
Current liabilities	10,080	263	10,343
Foreign exchange forward contracts		4,700	4,700
Future income tax liability		1,810	1,810
Deficit	(27,206)	2,530	(24,676)
Interest expense	4,262	621	4,883
Loss (gain) on foreign currency	(631)	1,403	772
Other expenses	(4)	(82)	(86)
Income taxes (including current taxes $97)		(695)	(695)
Loss for the period	1,564	(1,247)	317
Loss per share (basic and diluted)	0.056	(0.045)	0.011
Dividends	1,933	265	2,198

(In thousands of U.S. dollars, unless otherwise indicated)

1. Restatement (continued):

	As previously reported	Adjustment	As restated
Period from March 29 to December 31, 2004			
Current liabilities	$ 9,588	$ 165	$ 9,753
Foreign exchange forward contracts	-	5,700	5,700
Future income tax liability	-	1,743	1,743
Deficit	(15,444)	3,792	(11,652)
Interest expense, net of interest income	9,873	420	10,293
Loss on foreign currency	11,172	(6,161)	5,011
Income taxes (including current taxes $0)	-	1,743	1,743
Loss for the period	(10,941)	3,998	(6,943)
Loss per share (basic and diluted)	(0.493)	0.180	(0.313)
Dividends	4,503	206	4,709
Year ended December 31, 2005			
Current liabilities	12,525	256	12,781
Foreign exchange forward contracts	-	6,900	6,900
Future income tax liability	-	2,602	2,602
Deficit	(26,837)	4,042	(22,795)
Interest expense, net of interest income	15,336	1,403	16,739
Loss on foreign currency	4,922	(3,201)	1,721
Income taxes (including current taxes $0)	-	859	859
Loss for the period	(4,442)	939	(3,503)
Loss per share (basic and diluted)	(0.176)	0.037	(0.139)
Dividends	6,951	689	7,640

(In thousands of U.S. dollars, unless otherwise indicated)

2. Long-term debt:

	Authorized $	March 31, 2006 $	December 31, 2005 $
Revolving Credit Facilities			
Black Hills Surgery Center, LLP	5,500	2,523	2,523
Dakota Plains Surgical Center, LLP	5,000	4,205	4,205
Sioux Falls Surgical Center, LLP	12,000	8,097	6,833
Oklahoma Spine Hospital, LLC	5,000	1,000	1,000
	27,500	15,825	14,561
Notes Payable			
Black Hills Surgery Center, LLP	9,590	9,590	9,798
Capital Lease			
Sioux Falls Surgical Center, LLP	-	482	539
		25,897	24,898
Less Current Portion		1,098	1,085
		24,799	**23,813**

The credit facilities for Dakota Plains Surgical Center, LLP and Sioux Falls Surgical Center, LLP bear interest at rates that vary with prime and at March 31, 2006, the effective interest rate was approximately 7.25% (December 31, 2005 - 7.00%). The credit facility for Oklahoma Spine Hospital, LLC bears interest at a rate that varies with prime and at March 31, 2006, the effective interest rate was approximately 8.365% (December 31, 2005 - 8.25%). With respect to the Black Hills Surgery Center, LLP credit facilities and notes payable, approximately $2,523 (December 31, 2005 - $2,523) varies with monthly LIBOR (effective interest rate of 6.68% at March 31, 2006 and 6.44% at December 31, 2005) and $9,590 is at fixed rates ranging from 5.10% to 6.05% (December 31, 2005 - $9,798 at fixed rates ranging from 5.10% to 6.05%).

The credit facilities related to Sioux Falls Surgical Center, LLP and Dakota Plains Surgical Center, LLP are due in full on April 15, 2007. The credit facility related to Oklahoma Spine Hospital, LLC is due in full on May 31, 2010. The Black Hills Surgery Center, LLP credit facilities and notes payable mature between 2007 and 2010.

2. Long-term debt (continued):

Each credit facility is secured by a security interest in all property and a mortgage on the real property owned by the respective MFC Partnership. These credit facilities contain certain restrictive covenants. One of the Centers was not in compliance with one of the covenants, however this Center obtained a waiver from the lender, which waives its non-compliance with the covenant requirements and any default or event of default arising solely by virtue of non-compliance with this covenant as of March 31, 2006.

3. Employee future benefits:

Benefits programs at each of the Centers include a qualified 401(k) retirement plan, which covers all employees who meet eligibility requirements. Each Center makes matching contributions subject to certain limits. Contributions made by the Centers for the three months ended March 31, 2006 were $253 (for the three months ended March 31, 2005 - $106).

(In thousands of U.S. dollars, unless otherwise indicated)

4. Related party transactions:

The Corporation and the Centers routinely enter into transactions with certain related parties. Such transactions, which are described below, are in the normal course of operations and at the exchange amounts agreed upon by the parties involved.

(a) Management services and other contracts:

	Three months ended March 31, 2006 $	Three months ended March 31, 2005[1] $
Management services acquired by Dakota Plains Surgical Center, LLP from Sioux Falls Surgical Physicians, LLP ("Surgical Physicians")[2]	56	56
Laundry services obtained by Sioux Falls Surgical Center, LLP from Center Inn [3]	25	25
Office and management services acquired by Oklahoma Spine Hospital, LLC from Integrated Medical Delivery ("IMD"), LLC[4]	637	N/A
Payments by the Corporation for use of aircraft operated by SC Meridian, LLC[5]	-	30
Reimbursement to Sioux Falls Surgical Center, LLP for services provided under a contract to or on behalf of Surgical Physicians and Surgical Management Professionals LLC ("SMP") [2]	(498)	(275)

Note 1: Amounts for the three months ended March 31, 2005 do not include amounts for Oklahoma Spine Hospital, which was acquired on June 21, 2005.

Note 2: Surgical Physicians owns 49% of Sioux Falls Surgical Center, LLP. As of March 31, 2006, an amount of $12 was receivable from Surgical Physicians. As of April 1, 2005 SMP was spun out of Surgical Physicians and became a stand- alone entity. As of March 31, 2006 $131 was receivable from SMP.

Note 3: Certain indirect minority owners of Sioux Falls Surgical Center, LLP are also owners of the Center Inn.

Note 4: Certain indirect minority owners of Oklahoma Spine Hospital, LLC own approximately 45% of IMD. The service agreement is automatically renewed for three-year periods (renewed in August 2004). As of March 31, 2006, $204 owing to IMD for services obtained was included in accounts payable.

Note 5: SC Meridian is an entity controlled by an Officer of the Corporation. The Corporation uses the chartered aircraft for certain of its acquisition activities. As of March 31, 2006 no amounts were owing to SC Meridian.

(In thousands of U.S. dollars, unless otherwise indicated)

4. Related party transactions (continued):

(b) Real estate lease contracts:

	Three months ended March 31, 2006 $	Three months ended March 31, 2005[1] $
Additional office space leased by Sioux Falls Surgical Center, LLP from Center Inn[2]	16	20
Facility building leased by Oklahoma Spine Hospital, LLC from Memorial Property Holdings, LLP ("MPH")[3]	372	N/A
Additional office space leased by Oklahoma Spine Hospital, LLC from MM Property Holdings, LLP ("MM Property")[4]	39	N/A

Note 1: Amounts for the three months ended March 31, 2005 do not include amounts for Oklahoma Spine Hospital, which was acquired on June 21, 2005.

Note 2: Certain equity owners of Sioux Falls Surgical Center, LLP are also owners of the Center Inn.

Note 3: The majority of the owners of MPH are also indirect minority owners of Oklahoma Spine Hospital, LLC. See note 6 to the financial statements for disclosure of the future rental payment commitments under the contracts with the related parties.

Note 4: MM Property is owned by two physicians that also own equity membership units in Oklahoma Spine Hospital, LLC. See note 6 to the financial statements for disclosure of the future rental payment commitments under the contracts with the related parties.

(c) Other transactions:

Physicians, who through four companies indirectly own the minority interests in each of the Centers, routinely provide professional services directly to patients utilizing the facilities of the Centers. Certain of the physicians serve on the boards of management of the Centers and three such individuals perform the duties of Medical Director at the respective Centers and are reimbursed in recognition of their contribution to the Centers.

Included in the balance of prepaid expenses and other is a note receivable from Oklahoma Physical Therapy ("OPT") in the amount of $211. Certain owners of OPT are also indirect minority owners of Oklahoma Spine Hospital, LLC. This note is repayable in monthly blended payments of $5 (including interest at 5% per annum) through November 2009.

(In thousands of U.S. dollars, unless otherwise indicated)

5. Foreign exchange contracts:

At March 31, 2006, the Corporation had forward foreign exchange contracts outstanding under which the Corporation will sell U.S. dollars each month for a fixed amount of Canadian dollars on the following terms:

Contract Dates	US$ to be delivered *($millions)*	Cdn$ to be received *($millions)*	Cdn$ per US$ *(Weighted Average)*
Apr 2006 – Mar 2007	25.1	33.0	1.3147
Apr 2007 – Mar 2008	24.1	30.1	1.2490
Apr 2008 – Mar 2009	26.2	30.5	1.1641
	75.4	93.6	

The foregoing contracts have a fair value as of March 31, 2006 of $4.7 million (December 31, 2005 - $6.9 million), which amount has been recognized in the Corporation's financial statements.

The Corporation has deposited $4.5 million as collateral to ensure its performance under these contracts. The deposit is classified as restricted cash on the consolidated balance sheet.

6. Commitments:

Three Centers lease certain equipment under non-cancellable long-term leases. In addition, Oklahoma Spine Hospital, LLC leases its facility, building and additional office space from related entities (See note 4 for description of relationships with these entities). Minimum payments for these leases are as follows:

	Non-Related Parties $	Related Parties $	Total $
2006	304	1,233	1,537
2007	185	1,645	1,830
2008	185	1,645	1,830
2009	178	1,645	1,823
2010	119	1,645	1,764
Thereafter	–	6,275	6,275
	971	**14,088**	**15,059**

(In thousands of U.S. dollars, unless otherwise indicated)

7. Loss (gain) on foreign currency:

Loss (gain) on foreign currency included in the income statement consists of the following:

	Three months ended March 31, 2006 $	Three months ended March 31, 2005 $
Unrealized gain on the subordinated notes payable	(608)	(684)
Unrealized loss on the foreign exchange forward contracts	2,200	1000
Realized gain on foreign exchange forward contracts that matured in the current period	(852)	(516)
Loss on the cash balances denominated in Cdn$	32	56
Loss (gain) on foreign currency	772	(144)

File Number 82-34942

MEDICAL FACILITIES CORPORATION

Notice to Reader

This notice accompanies, and should be read in conjunction with the attached Form 52-109F2 of Michael Salter, Chief Financial Officer dated May 11, 2006 filed by Medical Facilities Corporation (the Issuer) with the Canadian securities regulatory authorities through the System for Electronic Analysis and Retrieval ("SEDAR").

The original certificate dated May 11, 2006 (for the interim period ending March 31, 2006) was filed in error through SEDAR and should be disregarded from the date of this notice. As of the date of this notice the original certificate is superseded and replaced by the attached Form 52-109F2 of Michael Salter, Chief Financial Officer filed by the Issuer with the with the Canadian securities regulatory authorities through SEDAR on November 14, 2006.

November 14, 2006

MEDICAL FACILITIES CORPORATION

Form 52-109F2
Certification of Interim Filings

I, **Michael Salter**, Chief Financial Officer of Medical Facilities Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Medical Facilities Corporation (the issuer) for the interim period ending March 31, 2006;
2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;
3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;
4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: May 11, 2006

"Michael Salter"

____

Michael Salter
Chief Financial Officer

File Number 82-34942

MEDICAL FACILITIES CORPORATION

Notice to Reader

This notice accompanies, and should be read in conjunction with the attached Form 52-109F2 of Donald Schellpfeffer, Chief Executive Officer dated May 11, 2006 filed by Medical Facilities Corporation (the Issuer) with the Canadian securities regulatory authorities through the System for Electronic Analysis and Retrieval ("SEDAR").

The original certificate dated May 11, 2006 (for the interim period ending March 31, 2006) was filed in error through SEDAR and should be disregarded from the date of this notice. As of the date of this notice the original certificate is superseded and replaced by the attached Form 52-109F2 of Donald Schellpfeffer, Chief Executive Officer filed by the Issuer with the Canadian securities regulatory authorities through SEDAR on November 14, 2006.

November 14, 2006

MEDICAL FACILITIES CORPORATION

Form 52-109F2
Certification of Interim Filings

I, **Donald Schellpfeffer**, Chief Executive Officer of Medical Facilities Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Medical Facilities Corporation (the issuer) for the interim period ending March 31, 2006;
2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;
3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;
4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: May 11, 2006

"Donald Schellpfeffer"

Donald Schellpfeffer
Chief Executive Officer

File Number 82-34942

MEDICAL FACILITIES CORPORATION

Notice to Reader

This notice accompanies, and should be read in conjunction with the attached Management's Discussion & Analysis ("MD&A") for the three months ending March 31, 2006 filed by Medical Facilities Corporation (the Issuer) with the Canadian securities regulatory authorities through the System for Electronic Analysis and Retrieval ("SEDAR").

The original MD&A for the three months ending March 31, 2006 was filed in error through SEDAR and should be disregarded from the date of this notice. As of the date of this notice the MD&A for the three months ending March 31, 2006 is superseded and replaced by the attached MD&A for the three months ending March 31, 2006 filed by the Issuer with the Canadian securities regulatory authorities through SEDAR on November 14, 2006.

November 14, 2006

MEDICAL FACILITIES CORPORATION	**REVISED MANAGEMENT'S DISCUSSION AND ANALYSIS OF CONSOLIDATED FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2006**

May 11, 2006 (as revised)

On November 13, 2006, Medical Facilities Corporation (the "Corporation") restated its consolidated financial statements for three-month period ended March 31, 2006 to reflect the correction in accounting for foreign exchange forward contracts ("forward contracts"). The information contained in this Management's Discussion and Analysis ("MD&A") has been revised to reflect the restatement and should be read in conjunction with the restated consolidated financial statements of the Corporation for the three-month period ended March 31, 2006, which financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). Substantially all of the Corporation's operating cash flows are in U.S. dollars and accordingly all amounts presented herein are stated in U.S. dollars, unless indicated otherwise.

This discussion and analysis contains forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors outside of management's control that could cause actual results to differ materially from those described in the forward-looking statements. The Corporation does not assume responsibility for the accuracy and completeness of those forward-looking statements and does not undertake the obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances.

This discussion also makes reference to certain non-GAAP measures to assist in assessing the Corporation's financial performance. Non-GAAP earnings measures do not have any standard meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers.

Additional information about, and the Annual Information Form filed by, the Corporation are available on SEDAR at www.sedar.com or the Corporation's website at www.medicalfacilitiescorp.com.

This Management's Discussion and Analysis is presented in the following sections:

- **Corporate Overview**
- **Restatement of Financial Statements**
- **Non-GAAP Financial Measure – Cash Available for Distribution**
- **Condensed Consolidated Financial Highlights**
- **Operating and Financial Results of the Centers**
- **Liquidity and Financial Condition**
- **Financial Instruments**
- **Related Party Transactions**
- **Critical Accounting Estimates**
- **Risk Factors**

• **Outlook**

CORPORATE OVERVIEW

The Corporation owns controlling interests in four limited liability entities (the "Centers"), each of which owns a specialty surgical hospital, three located in South Dakota and one in Oklahoma. The four Centers provide facilities (including staff, support, and supplies) for scheduled surgical, imaging and diagnostic procedures and derive their revenue primarily from the fees charged for the use of these facilities.

RESTATEMENT OF FINANCIAL STATEMENTS

In 2004, the Corporation implemented a hedge accounting policy for the accounting treatment of its forward contracts in accordance with CICA Accounting Guideline 13. Accordingly, the Corporation deferred gains and losses from its forward contracts and recognized them only in the period in which they settled. Interest expense on the Corporation's subordinated notes and dividends declared on the Corporation's shares were recorded at the exchange rates implicit in the forward contracts.

In the third quarter of 2006, the Corporation, after discussion with its auditors, determined that its method of accounting for its forward contracts as hedging relationships for accounting purposes in accordance with this Accounting Guideline was not correct. As a result, the Corporation determined that:

1. these forward contracts should have been accounted for at fair value with changes in fair value recorded in current income; and

2. the realized gains/losses on the settled forward contracts required reclassification within the financial statements, such that interest expense on the subordinated notes payable and dividends declared are recorded at the average exchange rates in effect during the reporting periods.

Accordingly, the Corporation has restated its consolidated financial statements previously issued, including those for the three months ending March 31, 2005 and March 31, 2006. Please refer to note 1 to the unaudited consolidated financial statements of the Corporation for the three months ended March 31, 2006 for the details of changes to the amounts previously reported.

The amount of the U.S. dollars delivered and the Canadian dollars received on maturity of the forward contracts have not changed. Such proceeds are used primarily to pay interest on the Corporation's subordinated debt and dividends on its common shares.

As a result of the restatement, U.S. dollar amounts reflected in the financial statements for interest, dividends and realized and unrealized gains and losses on forward contracts are changed. The fair value of outstanding forward contracts is now reflected as an asset. Changes in the fair value during the current reporting period are reflected as an unrealized (non cash) gain in the income statement. Previously, the fair value of the outstanding forward contracts was only disclosed in the notes to the financial statements. The result of the restatement is a net increase in income, which requires an increase in the provision for current and future income taxes.

Including the effect of translating cash available for distribution into Canadian dollars at the current rate of exchange rather than at the hedge rate, the net impact of the restatement is to reduce the Corporation's cash available for distribution per IPS to C$0.320 from C$0.322 and the payout ratio increased from 85.4% to 85.9% for the three months ended March 31, 2006.

NON-GAAP FINANCIAL MEASURE – CASH AVAILABLE FOR DISTRIBUTION

The Corporation distributes a substantial majority of its free cash flows from operations to holders of its Income Participating Securities ("IPS") with a portion of such distributions being interest payments on its subordinated notes and a portion being dividends on its common shares. The Corporation believes that cash available for distribution on its IPS provides a useful measure of the Corporation's operations. In particular, the Corporation believes that investors should be able to ascertain the extent to which the distributions are funded by operations as discussed below.

Cash available for distribution is a non-GAAP measure, and is not intended to be representative of cash flow or results of operations determined in accordance with GAAP. Accordingly the Corporation provides a reconciliation of cash available for distributions to reported net income. Investors are cautioned that cash available for distribution, as calculated by the Corporation, is unlikely to be comparable to similar measures used by other issuers.

The major differences between cash available for distribution, which is not a defined term under Canadian GAAP, and net income (loss) as reported in the Corporation's financial statements are:

1) Depreciation and amortization, principally amortization of intangible assets acquired in connection with the acquisition of the four Centers,

2) Unrealized foreign exchange gains and losses.

3) Difference between minority interest in the earnings of the Centers' and their interest in the cash flow of the Centers generated in the respective period,

4) Interest on the subordinated notes, and

5) Maintenance capital expenditures.

Reconciliation of cash available for distribution to net income

		Three Months Ended March 31, 2006 ($'000s) (unaudited)	Three Months Ended March 31, 2005 ($'000s) (unaudited)
NET INCOME FOR THE PERIOD		**317**	**481**
Add:			
Minority interest in income of centers		6,811	5,243
Depreciation and amortization		2,889	2,458
Interest expense (net of interest income)		4,883	3,629
Unrealized loss on foreign currency		1,624	372
		16,524	**12,183**
Less:			
Minority interest in cash flow of centers		(6,845)	(5,464)
Interest expense (other than on subordinated notes)		(284)	(258)
Future tax benefit		(792)	(246)
Repayment of debt (non revolving)		(265)	(124)
Maintenance capital expenditures		(573)	(278)
CASH AVAILABLE FOR DISTRIBUTIONS ON IPS	**USD**	**7,765**	**5,813**
CASH AVAILABLE FOR DISTRIBUTIONS ON IPS[1]	**CDN**	**8,968**	**7,126**
PER IPS UNIT[2]	**CDN**	**$ 0.320**	**$ 0.321**
TOTAL DISTRIBUTIONS			
Interest on subordinated notes	CDN	5,168	4,091
Dividends on common shares	CDN	2,538	2,009
	CDN	7,706	6,100
PER IPS UNIT[2]	**CDN**	**$ 0.275**	**$ 0.275**

Note 1: Represents an average exchange rate of U.S.$1.00 to Cdn$1.1549 for the three months ended March 31, 2006 and to Cdn1.2259 for the three months ended March 31, 2005.

Note 2: Calculated based on the weighted average number of IPS outstanding.

In the three-month period ended March 31, 2006 the Corporation generated cash available for distribution of Cdn$9.0 million, which exceeded distributions declared in respect of this period by Cdn$1.3 million. On a per IPS basis, cash available for distribution was Cdn$0.320, or 16.4% higher than distributions declared of Cdn$0.275.

CONDENSED CONSOLIDATED FINANCIAL HIGHLIGHTS

	1st Q 2006[1] Restated ($'000s) (unaudited)	2nd Q 2005 Restated ($'000s) (unaudited)	3rd Q 2005 Restated ($'000s) (unaudited)	4th Q 2005 Restated ($'000s) (unaudited)
NET PATIENT SERVICE REVENUES	36,129	25,082	34,403	37,052
EXPENSES	21,152	13,993	20,785	22,317
DEPRECIATION AND AMORTIZATION	2,889	2,476	2,921	3,525
INTEREST EXPENSE, NET	4,883	3,921	4,781	4,774
MINORITY INTEREST	6,811	5,049	6,275	6,734
NET PROFIT (LOSS) BEFORE GAIN (LOSS) ON FOREIGN CURRENCY AND TAX BENEFIT (EXPENSE)	394	(357)	(359)	(298)
GAIN (LOSS) ON FOREIGN CURRENCY	(772)	(44)	(2,820)	999
INCOME TAX BENEFIT (EXPENSE)	695	504	(1,419)	(190)
BASIC & FULLY DILUTED INCOME (LOSS) PER SHARE	**317**	**103**	**(4,598)**	**511**
BASIC & FULLY DILUTED INCOME (LOSS) PER SHARE	**$ 0.011**	**$ 0.004**	**$ (0.166)**	**$ 0.018**

Note 1: Q2, Q3 and Q4 2005 and Q1 2006 include results of Oklahoma Spine Hospital, LLC ("OSH") acquired on June 21, 2005.

	1st Q 2005 Restated ($'000s) (unaudited)	4th Q 2004 Restated ($'000s) (unaudited)	3rd Q 2004 Restated ($'000s) (unaudited)	2nd Q 2004 Restated ($'000s) (unaudited)
NET PATIENT SERVICE REVENUES	25,426	25,349	22,965	22,710
EXPENSES	14,005	13,540	12,537	12,296
DEPRECIATION AND AMORTIZATION	2,458	2,578	4,088	930
INTEREST EXPENSE, NET	3,629	3,741	3,501	3,372
MINORITY INTEREST	5,243	5,442	4,584	4,710
NET PROFIT (LOSS) BEFORE UNREALIZED FOREIGN CURRENCY LOSS	91	48	(1,745)	1,402
UNREALIZED GAIN (LOSS) ON FOREIGN CURRENCY	144	(2,802)	(2,477)	268
INCOME TAX BENEFIT (EXPENSE)	246	(689)	(816)	(238)
NET PROFIT (LOSS) FOR THE PERIOD	**481**	**(3,443)**	**(5,038)**	**1,432**
BASIC & FULLY DILUTED INCOME (LOSS) PER SHARE	**$ 0.022**	**$ (0.155)**	**$ (0.227)**	**$ 0.065**

Consolidated net patient service revenues ("net revenues") for the three months ended March 31, 2006 totaled $36.1 million, up 42.1% or $10.7 million over the same period in 2005. This increase is primarily due to the inclusion of $10.6 million in net revenue from OSH. Net revenues for the original Centers increased by $0.1 million or 0.3% compared to the same period in 2005, reflecting general price increases, a favorable mix of higher revenue generating cases and increased number of cases at Sioux Falls Surgical Center, LLP ("SFSC") and Dakota Plains Surgical Center, LLP ("DPSC"). On the other hand, consolidated net revenues were negatively impacted by a decrease in the number of surgical cases performed at Black Hills Surgery Center, LLP ("BHSC") and a decrease in reimbursement rates due to a change in the contract with one of the major payors in South Dakota in mid-year 2005.

Consolidated expenses, including salaries and benefits, drugs and supplies, and general and administrative costs increased by 51.0% or $7.2 million over 2005 to $21.2 million in 2005, of which $7.4 million is attributable to the operations of OSH. Expenses for the original three Centers for the three months ended

March 31, 2006, decreased by $0.2 million or 1.4% compared to the same period in 2005. Such decrease in operating expenses is largely due to the mix of cases requiring less drugs and supplies, which was offset by increases in wages and salaries due to annual increases and higher health insurance premiums as compared to 2005.

Operating income (before depreciation and amortization, interest expense, loss on foreign currency translation and minority interest) for the three months ended March 31, 2006 was $14.9 million, up 31.1% from $11.4 million a year earlier. Of the increase of $3.5 million, $3.2 million is attributable to the inclusion of OSH. Operating income on a same Center basis increased by 2.6% over the same period in 2005.

Net interest expense consists primarily of interest on the subordinated notes and credit facilities of the Centers. The increase in net interest expense for the three months ended March 31, 2006 compared to the same period in 2005 is mainly attributable to the additional IPS units issued in 2005.

The Corporation maintains the majority of its cash balances in Canadian dollars and its subordinated notes payable are denominated in Canadian dollars. The financial statements of the Corporation are expressed in U.S. dollars and include cash balances denominated in Canadian dollars and subordinated notes payable translated into U.S. dollars at the rate of exchange in effect at the balance sheet date. The unrealized foreign currency gains and losses resulting from translation of these items arise from the changes in the relationship between the Canadian and U.S. dollars during the respective periods.

OPERATING AND FINANCIAL RESULTS OF THE CENTERS

Performance of the Corporation and its ability to make distributions to its unitholders depends entirely on the combined performance of the Centers, in which it holds an interest and from which it receives monthly cash distributions. Therefore, in order to enhance its usefulness, this management discussion and analysis includes a summary of the operating results of each of the four Centers for the three months ended March 31, 2006 compared to the three months March 31, 2005. Operating results of OSH for the three months ended March 31, 2005 are included for comparative purposes only. As the Corporation completed the acquisition of a 51% interest in OSH on June 21, 2005, its results prior to the acquisition date were not included in the consolidated results of the Corporation for 2005.

	Three Months Ended March 31, 2006 (unaudited)		Three Months Ended March 31, 2005[1] (unaudited)		% Change
	($'000s)	% of Net Revenues	($'000s)	% of Net Revenues	
Net revenues:					
Black Hills Surgery Center, LLP	11,713		12,469		(6.1%)
Sioux Falls Surgical Center, LLP	11,345		10,363		9.5%
Dakota Plains Surgical Center, LLP	2,453		2,593		(5.4%)
Oklahoma Spine Hospital, LLC	10,618		11,374		(6.6%)
Salaries and benefits:					
Black Hills Surgery Center, LLP	2,999	25.6%	2,935	23.5%	2.2%
Sioux Falls Surgical Center, LLP	2,212	19.5%	2,273	21.9%	(2.7%)
Dakota Plains Surgical Center, LLP	649	26.5%	640	24.7%	1.4%
Oklahoma Spine Hospital, LLC	2,098	19.8%	1,977	17.4%	6.1%
Drugs and supplies:					
Black Hills Surgery Center, LLP	1,830	15.6%	2,163	17.3%	(15.4%)
Sioux Falls Surgical Center, LLP	1,897	16.7%	1,839	17.7%	3.1%
Dakota Plains Surgical Center, LLP	568	23.2%	596	23.0%	(4.6%)
Oklahoma Spine Hospital, LLC	3,076	29.0%	3,720	32.7%	(17.3%)
General, administrative and other:					
Black Hills Surgery Center, LLP	1,434	12.2%	1,466	11.8%	(2.2%)
Sioux Falls Surgical Center, LLP	1,229	10.8%	1,121	10.8%	9.6%
Dakota Plains Surgical Center, LLP	409	16.7%	382	14.7%	7.2%
Oklahoma Spine Hospital, LLC	2,246	21.2%	2,492	21.9%	(9.9%)
Income (loss) before interest expense, depreciation & amortization, and other expenses:					
Black Hills Surgery Center, LLP	5,450	46.5%	5,906	47.4%	(7.7%)
Sioux Falls Surgical Center, LLP	6,007	53.0%	5,130	49.5%	17.1%
Dakota Plains Surgical Center, LLP	825	33.7%	975	37.6%	(15.4%)
Oklahoma Spine Hospital, LLC	3,199	30.1%	3,185	28.0%	0.4%

Note 1: Amounts for the three months ended March 31, 2005 include the historical results of OSH prior to the acquisition by the Corporation of a 51% ownership of the Center on June 21, 2005. Certain 2005 figures have been reclassified to conform with the presentation adopted in 2006.

The changes in the components of operating results as shown in the preceding table are discussed below Center by Center.

Black Hills Surgery Center, LLP (52.95% ownership interest)

Net revenues for the three months ended March 31, 2006 decreased by 6.1% over the corresponding period in 2005 primarily due to a decrease in reimbursement rates of one of the major payors in South Dakota in mid-year 2005 and a 6.5% decrease in the number of cases performed. Salaries and benefits increased by 2.2% primarily due to annual wage and salaries adjustments. The cost of drugs and supplies as a percentage of net revenues decreased to 15.6% from 17.3% a year earlier primarily due to changes in the types of surgeries performed and cost reductions for certain surgical implants. General, administrative and other expenses for the three months ended March 31, 2006 were consistent with the prior year period.

Sioux Falls Surgical Center, LLP (51.00% ownership interest)

Net revenues for the first quarter 2006 were up 9.5% over the same period in 2005, primarily due to fee increases, a 4.4% increase in the number of cases performed and a favorable shift in the proportion of complex, higher revenue generating cases. This increase was partially offset by a decrease in reimbursement rates of one of the major payors in South Dakota in mid-year 2005. Salaries and benefits for the three months ended March 31, 2006 decreased by 2.7% compared to the same period in 2005 due to containment of the benefits costs. The cost of drugs and supplies as a percentage of net revenues decreased to 16.7% from 17.7% in 2005 due to a favorable case mix. General, administrative and other expenses increased by 9.6% for the quarter, primarily as a result of higher bad debt expense that was offset by decreases in other supplies, insurance and support personnel expenses.

Dakota Plains Surgical Center, LLP (51.00% ownership interest)

Net revenues declined by 5.4% primarily due to the departure of two surgeons from the medical staff in 2005 and a less favorable mix of payors in the first quarter of 2006. However, the revenue loss was mitigated by initiatives to diversify the types of surgeries offered at the Center and to utilize surgeons from other Centers. Salaries and benefits were largely in line with the same period for 2005. The cost of drugs and supplies as percentage of net revenues for the three months ended March 31, 2006 was comparable to 2005.

Oklahoma Spine Hospital, LLC (51.00% ownership interest)

Net revenues for the three months ended March 31, 2006, which were down 6.6% compared to 2005, were negatively impacted by a 5.1% decrease in the number of case performed and a decrease in reimbursement rates of one of the payors beginning in January 2006. Salaries and benefits increased by 6.1% primarily due to annual wage and salaries adjustments. The cost of drugs and supplies as a percentage of net revenues decreased to 29.0% compared to 32.7% in 2005, reflecting growth in pain management procedures that have lower costs of supplies. General and administrative expenses decreased by 9.9% primary due to the decrease in bad debt expense compared to 2005 due to the increased collection efforts that led to recovery of older outstanding balances. Overall, the increase in pain management procedures offset the decline in surgical cases and resulted in the slight increase in the income before interest expense, depreciation & amortization, and other expenses.

LIQUIDITY AND FINANCIAL CONDITION

The Corporation is dependent upon cash generated from operating activities of the Centers, which is the source of financing its operations and meeting its contractual obligations. The Centers distribute, on a monthly basis, substantially all of their cash flows to the Corporation and the minority partnership interests. A reconciliation of net income (loss) as reported to cash available for distribution is presented in the section Non-GAAP Financial Measure – Cash Available for Distribution.

Dividend declarations are determined based on monthly reviews of the Corporation's earnings, capital expenditures and related cash flows. Such declarations take into account the Corporation's structure whereby available cash is to be distributed to the maximum extent possible after (i) interest on the subordinated notes, (ii) other debt service obligations, (iii) other expense and tax obligations, and (iv) reasonable reserves for working capital, collateral for forward contracts and capital expenditures. There are no current plans for major non-maintenance capital expenditures for the remainder of 2006.

As at March 31, 2006, the Corporation had net working capital of $35.8 million, including cash balances of $13.7 million and accounts receivables of $23.9 million. Accounts payable and accrued liabilities totaled $7.0 million. Total assets at March 31, 2006 were $262.9 million and total long-term liabilities were $166.3 million. Cash distributions declared in the period from January 1, 2006 to March 31, 2006 totaled Cdn$0.275 per IPS.

The Centers have in place credit facilities and notes payable in an aggregate amount of $37.6 million, of which $25.9 million was utilized as at March 31, 2006. The balances available under the credit facilities, combined with cash on hand as at March 31, 2006, are available to manage the Corporation's accounts receivable, inventory and other short-term cash requirements, including timing differences with regard to the payment of U.S. withholding taxes.

The Corporation's subordinated notes payable are denominated in Canadian dollars and are reflected in the financial statements in U.S. dollars at the rate of exchange in effect at the balance sheet date. These subordinated notes will mature on March 29, 2014, subject to the Issuer's right to extend their maturity for two additional successive five year terms provided certain conditions are satisfied at such times.

The following table sets out the mandatory repayments due under the credit facilities, notes payable and other contractual obligations:

Contractual Obligations	Total	Less than 1 year	2-3 years	4-5 years	After 5 years
			(US$ thousands)		
Revolving Credit Facilities	15,825	-	14,825	1,000	-
Notes Payable	9,589	860	2,119	6,610	-
Capital Lease Obligation	482	237	245	-	-
Operating Leases	15,060	1,538	3,660	3,587	6,275
IPS Subordinated Notes Payable	141,497	-	-	-	141,497
Total Contractual Obligations	**$182,453**	**$2,635**	**$20,849**	**$11,197**	**$147,772**

The Corporation expects to be able to renew or refinance the various credit facilities as they come due at then current market rates.

FINANCIAL INSTRUMENTS

The Corporation enters into forward contracts to manage its exposure to fluctuations in the exchange rate between U.S. and Canadian currencies, as the Corporation's distributions to its security holders are denominated in Canadian dollars whereas all of its revenue is denominated in U.S. dollars.

As at March 31, 2006, the Corporation is committed to deliver between $2.0 and $2.3 million U.S. dollars monthly through March 31, 2009 in exchange for Canadian dollars at the stipulated exchange rates as follows:

Contract Dates	US$ to be delivered *($millions)*	Cdn$ to be received *($millions)*	Cdn$ per US$ *(Weighted Average)*
Apr 2006 – Mar 2007	25.1	33.0	1.3147
Apr 2007 – Mar 2008	24.1	30.1	1.2490
Apr 2008 – Mar 2009	26.2	30.5	1.1641
	75.4	93.6	

The fair value of the outstanding forward contracts as at March 31, 2006 was $4.7 million and is reflected as an asset in the financial statements while changes in the fair value during each reporting period are recorded as unrealized gains (losses) in the income statement. It is the Corporation's intention to maintain these forward contracts in place until their scheduled maturity dates.

The Corporation has provided collateral in the amount of $4.5 million U.S. dollars to secure performance under these forward contracts.

RELATED PARTY TRANSACTIONS

Physicians, who control the minority interests in each of their respective Centers, routinely provide independent professional services directly to patients utilizing the facilities of the Centers. Note 4 of the Corporation's interim consolidated financial statements for the three-month period ended March 31, 2006 contains details of transactions with related parties for the current and prior periods.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

Management estimates are required with respect to the valuation of acquired assets and liabilities, intangible assets, goodwill, accounts receivable, inventories and provisions for potential liabilities, as well as the determination of net revenue and income tax provisions.

Net revenue of the Corporation includes amounts for services billed to federal and state agencies, private insurance carriers, employers, managed care programs, and patients. Billed revenues are recorded net of the contractual adjustments provided for under the various agreements with the majority of these third party payors. Management establishes the contractual allowance adjustments and allowances for doubtful accounts based on third party contracts in effect and based on historical payment data, current economic conditions, and other pertinent factors for each Center.

RISK FACTORS

Risks Related to the Business and the Industry of the Corporation

The revenue and profitability of the Corporation and its subsidiaries, including the Centers, depend heavily on payments from third-party payors, including government healthcare programs (Medicare and Medicaid) and managed care organizations, which are subject to frequent cost containment initiatives. Changes in the terms and conditions of, or reimbursement levels under, insurance or healthcare programs, which are typically short-term agreements, could adversely affect the revenue and profitability of the Corporation. The Corporation's revenues and profitability could be impacted by its ability to obtain and maintain contractual arrangements with insurers and payors active in its service area and by changes in the terms of such contractual arrangements.

The revenue and profitability of the Centers is dependent upon physician relationships. There can be no assurance that physician groups performing procedures at the Centers will maintain successful medical practices or that one or more key members of a particular physician group will continue practicing with that group or that the members of that group will continue to perform procedures at the Centers at current levels, or at all.

Healthcare facilities, such as the Centers, are subject to numerous legal, regulatory, professional and private licensing, certification and accreditation requirements. Receipt and renewal of such licenses, certifications and accreditations are often based on inspections, surveys, audits, investigations or other reviews, some of which may require affirmative compliance actions by the Centers that could be burdensome and expensive.

There are a number of United States federal and state regulatory initiatives, which apply to healthcare providers, and in particular specialty hospitals, including the Centers. Among the most significant are the federal Anti-Kickback Statute; the federal Stark Act; and the federal rules relating to management and protection of patient records and patient confidentiality. New legislation or amendments to existing legislation could be effected in the future, which could materially impact the operations and/or economic viability of surgical hospitals, including the Centers.

While the Centers carry general and professional liability insurance against claims arising in the ordinary course of business, the insurance market is dynamic and there can be no assurance that adequate coverage will be available in the future, nor that any coverage in place will be adequate to cover claims.

Any expansion of the Centers will require additional capital, which may be funded through additional debt or equity financings. These funding sources could result in significant additional interest expense or ownership dilution to current holders of the Corporation's securities. Additionally, the complex regulatory requirements to which the Centers are subject may limit their ability to expand.

There is significant competition in the healthcare business. The Centers compete with other healthcare facilities in providing services to physicians and patients, contracting with managed care payors and recruiting qualified staff.

Risks Related to the Structure of the Corporation

The Corporation is solely dependent on the operations and assets of the Centers through the indirect ownership of between 51% and 52.95% in entities holding these Centers. Future distributions by the Corporation are not guaranteed and are totally dependent upon the operating results and related cash flows from the Centers.

The payout by the Centers and the Corporation of a substantial majority of their operating cash flow will make additional capital and operating expenditures dependent on increased cash flow or additional financing in the future.

The Corporation's distributions to its security holders are denominated in Canadian dollars whereas all of its revenue is denominated in U.S. dollars. To the extent that future distributions are not covered by forward contracts, the Corporation is exposed to currency exchange rate risk.

Interest on the Corporation's subordinated notes will be deducted for purposes of calculating taxes payable in the United States by the Corporation. There can be no assurance that U.S. tax authorities will not seek to challenge the treatment of these notes as debt or the amount of interest expense deducted. This would reduce the Corporation's after-tax income available for distribution, thereby reducing the Corporation's ability to declare dividends.

There can be no assurance that the Corporation will be able to repay the principal amount outstanding on its subordinated notes payable when due. Additionally, the subordinated notes are payable in Canadian dollars. Therefore the Corporation is exposed (at maturity and or repayment) to currency exchange rate risk with respect to the principal amount of this indebtedness.

The limited cash flow guarantees provided by each Center with respect to the interest payments on the subordinated debt may not be enforceable, thereby reducing the cash available for payment of interest on the subordinated debt. Non-competition agreements executed by physician owners of the minority interests in the Centers may not be enforceable, which lack of enforceability could impact the revenues and profitability of the Centers.

The Corporation does not have the ability to direct day-to-day management of the Centers, except in certain circumstances.

The degree to which the Corporation is leveraged on a consolidated basis could have important consequences to the holders of the IPS, including:

(a) The Corporation's and Centers' ability in the future to obtain additional financing for working capital, capital expenditures, acquisitions or other purposes may be limited. Under the terms attaching to the Corporation's subordinated notes payable, the Corporation's ability to incur additional debt, including the issue of IPS, which contain a debt component, is dependent upon the Corporation meeting certain pro forma financial ratios at the time of incurring the additional debt.

(b) The Corporation or Centers being unable to refinance indebtedness on terms acceptable to the Corporation or at all.

(c) A significant portion of the Corporation's cash flow (on a consolidated basis) from operations is likely to be dedicated to the payment of the principal of and interest on its indebtedness, thereby reducing funds available for future operations, capital expenditures, acquisitions and/or dividends on its common shares.

(d) The Centers may be more vulnerable to economic downturns and be limited in their ability to withstand competitive pressures.

The Corporation has credit facilities that contain restrictive covenants that limit the discretion of the Corporation or its management with respect to certain matters. The ability of the Centers to make distributions will be subject to the restrictive covenants contained in each credit facility.

Additional IPS or common shares may be issued by the Corporation pursuant to an Exchange Agreement with the holders of the minority interests in the Centers or in connection with a future financing or

acquisition by the Corporation. The issuance of additional IPSs or Common Shares may dilute an investor's investment in the Corporation and reduce distributable cash per Common Share or per IPS.

The Corporation's subsidiary which holds the interests in the Centers is organized under the laws of the State of Delaware and the Centers that are located in South Dakota are formed under the laws of South Dakota and the Center located is Oklahoma is formed under the laws of Oklahoma. All of the assets of the Centers are located outside of Canada and certain of the directors and officers are residents of the United States. As a result, it may be difficult or impossible for investors to effect service within Canada upon the Corporation's subsidiary, the Centers or their directors and officers who are not residents of Canada or to realize against them in Canada upon judgments of courts of Canada predicated upon the civil liability provisions of applicable Canadian provincial securities laws.

There can be no assurance that the common shares and subordinated notes represented by the IPSs will continue to be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans.

The market price for the IPS may be subject to general volatility.

For further discussion of the foregoing and other risk factors reference should be made to the Corporation's Annual Information Form.

OUTLOOK

Demand for healthcare services in the United States continues to be positively impacted by changing demographics (increasing average age and life expectancy) and the development of new procedures. The Corporation is well positioned to benefit from these long-term trends with its objective of providing high quality health care services and enhancing the experience of patients. Nonetheless there will continue to be industry wide pressures on reimbursement programs to limit the growth of healthcare costs.

The Corporation's payout ratio for the most recent twelve months now stands at 90.3%, slightly up from 90.2% for the year ended December 31, 2005. Management believes these results are representative of the near term outlook and the operating capabilities of the existing Centers.

The Corporation intends to continue its strategies of enhancing the operating efficiency of the four Centers, pursuing acquisitions and continuing the cash distribution practices referred to in Liquidity and Financial Condition.

File Number 82-34942

MEDICAL FACILITIES CORPORATION

Notice to Reader

This notice accompanies, and should be read in conjunction with the attached consolidated financial statements for the three and six months ending June 30, 2006 filed by Medical Facilities Corporation (the Issuer) with the Canadian securities regulatory authorities through the System for Electronic Analysis and Retrieval ("SEDAR").

The original consolidated financial statements for the three and six months ending June 30, 2006 were filed in error through SEDAR and should be disregarded from the date of this notice. As of the date of this notice the original consolidated financial statements for the three and six months ending June 30, 2006 are superseded and replaced by the attached consolidated financial statements for the three and six months ending June 30, 2006 filed by the Issuer with the Canadian securities regulatory authorities through SEDAR on November 14, 2006.

November 14, 2006

Interim Consolidated Financial Statements of

MEDICAL FACILITIES CORPORATION

For the Three and Six Months ended June 30, 2006
(Unaudited)
Restated (note 1)

MEDICAL FACILITIES CORPORATION

Interim Consolidated Balance Sheets
(In thousands of U.S. dollars)
Restated (note 1)

	June 30, 2006 (Unaudited)	December 31, 2005
Assets		
Current assets:		
Cash and cash equivalents	$ 14,046	$ 12,443
Accounts receivable	23,275	25,571
Supply inventory	2,942	2,369
Prepaid expenses and other	1,841	1,541
Withholding tax deposited	7,962	4,861
	50,066	**46,785**
Property and equipment	31,285	31,912
Foreign exchange forward contracts (note 5)	6,900	6,900
Restricted cash (note 5)	4,483	4,483
Deferred financing costs	9,266	9,515
Intangibles	108,467	112,389
Goodwill	56,244	56,244
	$ 266,711	**$ 268,228**
Liabilities and Shareholders' Equity		
Current liabilities:		
Accrued interest payable	$ 1,545	$ 1,483
Dividends payable	760	729
Accounts payable	3,230	4,688
Accrued liabilities	4,133	4,796
Current maturities of long-term debt (note 2)	5,634	1,085
	15,302	**12,781**
Long-term debt less current maturities (note 2)	22,225	23,813
Future income tax liability	2,602	2,602
Subordinated notes payable	148,063	142,106
Minority interests	15,699	16,021
Shareholders' equity:		
Share capital	93,700	93,700
Deficit	(30,880)	(22,795)
	62,820	**70,905**
Commitments (note 6)		
	$ 266,711	**$ 268,228**

See accompanying notes to interim consolidated financial statements.

MEDICAL FACILITIES CORPORATION

Interim Consolidated Statements of Income (Loss) and Deficit
(In thousands of U.S. dollars, except per share amounts)
Restated (note 1)
(Unaudited)

	Three Months Ended June 30, 2006	Three Months Ended June 30, 2005	Six Months Ended June 30, 2006	Six Months Ended June 30, 2005
Net patient service revenue	**$ 36,063**	**$ 25,082**	**$ 72,192**	**$ 50,508**
Expenses:				
Salaries and benefits	8,288	6,386	16,529	12,426
Drugs and supplies	7,884	4,299	15,255	8,897
Other operating expenses	368	390	804	849
General and administrative	5,150	2,995	10,339	5,960
	21,690	**14,070**	**42,927**	**28,132**
Income before the under noted	**14,373**	**11,012**	**29,265**	**22,376**
Depreciation and amortization	2,909	2,476	5,798	4,934
Other expenses (income):				
Interest expenses, net of interest income	5,034	3,921	9,919	7,551
Loss (gain) on foreign currency (note 7)	2,907	44	3,679	(100)
Other	(64)	(77)	(150)	(134)
	7,877	3,888	13,448	7,317
Income before income taxes and minority interest	**3,587**	**4,648**	**10,019**	**10,125**
Income taxes	1,070	(504)	375	(750)
Income before minority interest	2,517	5,152	9,644	10,875
Minority interest	6,459	5,049	13,269	10,292
Net income (loss) for the period	**(3,942)**	**103**	**(3,625)**	**583**
Deficit, beginning of period	(24,676)	(12,809)	(22,795)	(11,652)
Dividends	(2,262)	(1,747)	(4,460)	(3,384)
Deficit, end of period	**$ (30,880)**	**$ (14,453)**	**$ (30,880)**	**$ (14,453)**
Basic and diluted income (loss) per share	**$ (0.141)**	**$ 0.004**	**$ (0.129)**	**$ 0.026**

See accompanying notes to interim consolidated financial statements.

MEDICAL FACILITIES CORPORATION

Interim Consolidated Statements of Cash Flows
(In thousands of U.S. dollars)
Restated (note 1)
(Unaudited)

	Three Months Ended June 30, 2006	Three Months Ended June 30, 2005	Six Months Ended June 30, 2006	Six Months Ended June 30, 2005
Cash provided by (used in):				
Operating activities:				
Net income (loss)	$ (3,942)	$ 103	$ (3,625)	$ 583
Items not affecting cash:				
Depreciation of property and equipment	937	864	1,876	1,740
Amortization of other intangibles	1,972	1,612	3,922	3,194
Amortization of debt issue costs	126	71	250	105
Minority interest	6,459	5,049	13,269	10,292
Unrealized loss (gain) on foreign currency	4,356	470	5,958	786
Future income taxes	792	(504)	-	(750)
Change in non-cash operating working capital	(3,246)	(245)	(3,739)	(867)
	7,454	**7,420**	**17,911**	**15,083**
Financing activities:				
Proceeds from (repayments of) bank loans	1,962	(173)	2,961	4,055
Distributions to minority interests	(6,202)	(4,754)	(13,591)	(10,678)
Dividends	(2,231)	(1,624)	(4,429)	(3,261)
Public offering of IPS units, net of expenses	-	55,523	-	55,523
Deferred financing costs	-	(1,638)	-	(1,638)
Cash posted as collateral for foreign exchange forward contracts	-	(1,300)	-	(1,300)
	(6,471)	**46,034**	**(15,059)**	**42,701**
Investing activities:				
Purchase of property and equipment, net	(676)	(834)	(1,249)	(4,236)
Business acquisitions, net of cash and cash equivalents of $1,322	-	(44,456)	-	(44,456)
	(676)	**(45,290)**	**(1,249)**	**(48,692)**
Increase in cash and cash equivalents	307	8,164	1,603	9,092
Cash and cash equivalents, beginning of period	13,739	5,150	12,443	4,222
Cash and cash equivalents, end of period	**$ 14,046**	**$ 13,314**	**$ 14,046**	**$ 13,314**
Supplemental cash flow information:				
Interest paid	$ 4,411	$ 3,342	$ 8,750	$ 6,647

See accompanying notes to interim consolidated financial statements.

Medical Facilities Corporation ("the Corporation") owns indirect controlling interests in four limited liability entities (the "Centers"), each of which owns a specialty hospital. The Centers are located in Sioux Falls, Rapid City and Aberdeen, South Dakota, and Oklahoma City, Oklahoma, United States.

These interim consolidated financial statements of the Corporation have been prepared by management in accordance with accounting principles generally accepted in Canada and include the accounts of the Corporation and its subsidiaries. Intercompany transactions and balances have been eliminated. These statements have been prepared following the same accounting policies and methods of computation as the restated annual consolidated financial statements of the Corporation for the year ended December 31, 2005, but do not contain all disclosures required by generally accepted accounting principles and accordingly should be read in conjunction with the annual consolidated financial statements and the notes thereto.

1. Restatement:

In 2004, the Corporation implemented a hedge accounting policy for the accounting treatment of its foreign exchange forward contracts in accordance with CICA Accounting Guideline 13. Accordingly, the Corporation deferred gains and losses from its forward contracts and recognized them only in the period in which they settled. Interest expense on the Corporation's subordinated notes and dividends declared on the Corporation's shares were recorded at the exchange rates implicit in the forward contracts.

In the third quarter of 2006, the Corporation has determined that its method of accounting for its foreign exchange forward contracts as hedging relationships for accounting purposes in accordance with this Accounting Guideline was not correct. As a result, the Corporation determined that:

1. these forward exchange contracts should have been accounted for at fair value with changes in fair value recorded in current income; and

2. the realized gains/losses on the settled forward contracts required reclassification within the financial statements, such that interest expense on the subordinated notes payable and dividends declared are recorded at the average exchange rates in effect during the reporting periods.

(In thousands of U.S. dollars, unless otherwise indicated)

1. **Restatement (continued):**

The Corporation has restated its consolidated financial statements. A summary of the significant effects of the restatement on previously reported amounts is as follows.

	As previously reported	Adjustment	As restated
For six months ended June 30, 2006			
Current assets	50,441	(375)	50,066
Current liabilities	14,953	349	15,302
Foreign exchange contracts		6,900	6,900
Future income tax liability		2,602	2,602
Deficit	(34,454)	3,574	(30,880)
Interest expense	8,568	1,351	9,919
Loss (gain) on foreign currency	5,387	(1,708)	3,679
Other	(7)	(143)	(150)
Income taxes (including current taxes $375)		375	375
Loss for the period	(3,750)	125	(3,625)
Loss per share (basic and diluted)	(0.134)	0.005	(0.129)
Dividends	3,867	593	4,460
For three months ended June 30, 2006			
Interest expense	4,306	728	5,034
Loss (gain) on foreign currency	6,018	(3,111)	2,907
Other	(4)	(60)	(64)
Income taxes (including current taxes $278)	-	1,070	1,070
Loss for the period	(5,315)	1,373	(3,942)
Loss per share (basic and diluted)	(0.190)	0.049	(0.141)
Dividends	1,933	329	2,262

(In thousands of U.S. dollars, unless otherwise indicated)

1. Restatement (continued):

	As previously reported	Adjustment	As restated
For six months ended June 30, 2005			
Current liabilities	16,330	133	16,463
Foreign exchange forward contracts		3,300	3,300
Future income tax liability		993	993
Deficit	(16,628)	2,175	(14,453)
Interest expense	6,978	573	7,551
Loss (gain) on foreign currency	(1,614)	1,514	(100)
Income taxes (including current taxes $0)		(750)	(750)
Loss for the period	1,920	(1,337)	583
Loss per share (basic and diluted)	0.085	(0.059)	0.026
Dividends	3,104	280	3,384
For three months ended June 30, 2005			
Interest expense	3,662	259	3,921
Loss (gain) on foreign currency	(931)	975	44
Income taxes (including current taxes $0)	-	(504)	(504)
Loss for the period	833	(730)	103
Loss per share (basic and diluted)	0.037	(0.033)	0.004
Dividends	1,619	128	1,747

(In thousands of U.S. dollars, unless otherwise indicated)

1. Restatement (continued):

	As previously reported	Adjustment	As restated
Period from March 29 to December 31, 2004			
Current liabilities	$ 9,588	$ 165	$ 9,753
Foreign exchange forward contracts	-	5,700	5,700
Future income tax liability	-	1,743	1,743
Deficit	(15,444)	3,792	(11,652)
Interest expense, net of interest income	9,873	420	10,293
Loss on foreign currency	11,172	(6,161)	5,011
Income taxes (including current taxes $0)	-	1,743	1,743
Loss for the period	(10,941)	3,998	(6,943)
Loss per share (basic and diluted)	(0.493)	0.180	(0.313)
Dividends	4,503	206	4,709
Year ended December 31, 2005			
Current liabilities	12,525	256	12,781
Foreign exchange forward contracts	-	6,900	6,900
Future income tax liability	-	2,602	2,602
Deficit	(26,837)	4,042	(22,795)
Interest expense, net of interest income	15,336	1,403	16,739
Loss on foreign currency	4,922	(3,201)	1,721
Income taxes (including current taxes $0)	-	859	859
Loss for the period	(4,442)	939	(3,503)
Loss per share (basic and diluted)	(0.176)	0.037	(0.139)
Dividends	6,951	689	7,640

(In thousands of U.S. dollars, unless otherwise indicated)

2. **Long-term debt:**

	Authorized $	June 30, 2006 $	December 31, 2005 $
Revolving Credit Facilities			
Black Hills Surgery Center, LLP	5,500	2,858	2,523
Dakota Plains Surgical Center, LLP	5,000	4,205	4,205
Sioux Falls Surgical Center, LLP	6,400	2,890	6,833
Oklahoma Spine Hospital, LLC	5,000	2,000	1,000
	21,900	11,953	14,561
Notes Payable			
Black Hills Surgery Center, LLP	9,382	9,382	9,798
Term Loan			
Sioux Falls Surgical Center, LLP	6,100	6,100	-
Capital Lease			
Sioux Falls Surgical Center, LLP		424	539
		27,859	24,898
Less Current Portion		5,634	1,085
		22,225	**23,813**

The credit facilities and term loan for Sioux Falls Surgical Center, LLP and Dakota Plains Surgical Center, LLP bear interest at rates that vary with prime and at June 30, 2006, the effective interest rate was approximately 7.75% (December 31, 2005 - 7.00%). The credit facility for Oklahoma Spine Hospital, LLC bears interest at a rate that varies with prime and at June 30, 2006, the effective interest rate was approximately 9.25% (December 31, 2005 - 8.25%). With respect to the Black Hills Surgery Center, LLP, credit facilities of $2,858 (December 31, 2005 - $2,523) vary with monthly LIBOR (effective interest rate of 7.16% at June 30, 2006 and 6.44% at December 31, 2005) and notes payable of $9,382 are at fixed rates ranging from 5.10% to 6.05% (December 31, 2005 - $9,798 at fixed rates ranging from 5.10% to 6.05%).

The Sioux Falls Surgical Center, LLP credit facilities and term loan mature between 2007 and 2026.The credit facility related to Dakota Plains Surgical Center, LLP is due in full on April 15, 2007. Management of the Center is engaged in negotiations with the lender to renew this credit facility and to extend its maturity. The credit facility related to Oklahoma Spine Hospital, LLC is due in full on May 31, 2010. The Black Hills Surgery Center, LLP credit facilities and notes payable mature between 2007 and 2010.

(In thousands of U.S. dollars, unless otherwise indicated)

2. Long-term debt (continued):

Each credit facility is secured by a security interest in all property and a mortgage on real property owned by the respective MFC Partnership. These credit facilities contain certain restrictive covenants. One of the Centers was not in compliance with one of the covenants, however this Center obtained a waiver from the lender, which waives its non-compliance with the covenant requirements.

3. Employee future benefits:

Benefits programs at each of the Centers include a qualified 401(k) retirement plan, which covers all employees who meet eligibility requirements. Each Center makes matching contributions subject to certain limits. Contributions made by the Centers for the three months ended June 30, 2006, were $227 (for the three months ended June 30, 2004 - $84) and for the six months ended June 30, 2006, were $480 (for the six months ended June 30, 2005 - $190).

(In thousands of U.S. dollars, unless otherwise indicated)

4. Related party transactions:

The Corporation and the Centers routinely enter into transactions with certain related parties. Such transactions, which are described below, are in the normal course of operations and at the exchange amounts agreed upon by the parties involved.

(a) Management services and other contracts:

	Three months ended June 30, 2006 $	Three months ended June 30, 2005 (1) $	Six months ended June 30, 2006 $	Six months ended June 30, 2005 (1) $
Management services acquired by Dakota Plains Surgical Center, LLP from Sioux Falls Surgical Physicians, LLP ("Surgical Physicians")(2) and Surgical Management Professionals, LLC ("SMP")(2)	56	56	112	112
Laundry services obtained by Sioux Falls Surgical Center, LLP from Center Inn (3)	25	26	50	51
Office and management services acquired by Oklahoma Spine Hospital, LLC from Integrated Medical Delivery, LLC ("IMD")(4)	703	85	1,340	85
Payments by the Corporation for use of aircraft operated by SC Meridian, LLC(5)	-	62	-	92
Reimbursement to Sioux Falls Surgical Center, LLP for services provided under a contract to or on behalf of Surgical Physicians and SMP	(336)	(202)	(638)	(574)

Note 1: Amounts for the three and six months ended June 30, 2005 include amounts for Oklahoma Spine Hospital, since June 21, 2005, the date of its acquisition.

Note 2: Surgical Physicians owns 49% of Sioux Falls Surgical Center, LLP, and SMP is controlled by indirect minority owners of Sioux Falls Surgical Center LLP. As of June 30, 2006 $18 was receivable from Surgical Physicians and $475 was receivable from SMP.

Note 3: Certain indirect minority owners of Sioux Falls Surgical Center, LLP are also owners of the Center Inn.

Note 4: Certain indirect minority owners of Oklahoma Spine Hospital, LLC own approximately 45% of IMD. The service agreement is renewable for three-year periods (renewed in August 2004). As of June 30, 2006, $213 owing to IMD for services obtained was included in accounts payable.

Note 5: SC Meridian is an entity controlled by an Officer of the Corporation. The Corporation uses the chartered aircraft for certain of its acquisition activities. As of June 30, 2006 no amounts were owing to SC Meridian.

(In thousands of U.S. dollars, unless otherwise indicated)

4. Related party transactions (continued):

(b) Real estate lease contracts:

	Three months ended June 30, 2006 $	Three months ended June 30, 2005 [1] $	Six months ended June 30, 2006 $	Six months ended June 30, 2005 [1] $
Additional office space leased by Sioux Falls Surgical Center, LLP from Center Inn[2]	6	21	22	40
Facility building leased by Oklahoma Spine Hospital, LLC from Memorial Property Holdings, LLP ("MPH")[3]	372	44	744	44
Additional office space leased by Oklahoma Spine Hospital, LLC from MM Property Holdings, LLP ("MM Property")[4]	39	N/A	78	-

Note 1: Amounts for the three and six months ended June 30, 2005 include amounts for Oklahoma Spine Hospital since June 21, 2005, the date of its acquisition.

Note 2: Certain indirect minority owners of Sioux Falls Surgical Center, LLP are also owners of the Center Inn.

Note 3: The majority of the owners of MPH are also indirect minority owners of Oklahoma Spine Hospital, LLC. See note 6 to the financial statements for disclosure of the future rental payment commitments under the contracts with the related parties.

Note 4: MM Property is owned by two physicians that indirectly own equity membership units in Oklahoma Spine Hospital, LLC. See note 6 to the financial statements for disclosure of the future rental payment commitments under the contracts with the related parties.

(c) Other transactions:

Physicians, who through four companies indirectly own the minority interests in each of the Centers, routinely provide professional services directly to patients utilizing the facilities of the Centers. Certain of the physicians serve on the boards of management of the Centers and three such individuals perform the duties of Medical Director at the respective Centers and are reimbursed in recognition of their contribution to the Centers.

Included in the balance of prepaid expenses and other is a note receivable from Oklahoma Physical Therapy ("OPT") in the amount of $198. Certain owners of OPT are also indirect minority owners of Oklahoma Spine Hospital, LLC. This note is repayable in monthly blended payments of $5 (including interest at 5% per annum) through November 2009.

(In thousands of U.S. dollars, unless otherwise indicated)

5. Foreign exchange contracts:

At June 30, 2006, the Corporation had forward foreign exchange contracts outstanding under which the Corporation will sell U.S. dollars each month for a fixed amount of Canadian dollars on the following terms:

Contract Dates	US$ to be delivered *($millions)*	Cdn$ to be received *($millions)*	Cdn$ per US$ *(Weighted Average)*
Jul 2006 – Jun 2007	24.6	32.3	1.3121
Jul 2007 – Jun 2008	24.4	30.0	1.2272
Jul 2008 – Jun 2009	26.8	30.6	1.1419
Jul 2009 – Aug 2009	5.0	5.4	1.0829
	80.8	98.3	

The foregoing contracts have a fair value as of June 30, 2006 of $6.9 million (December 31, 2005 - $6.9 million), which amount has been recognized in the Corporation's financial statements.

The Corporation has deposited $4.5 million as collateral to ensure its performance under these contracts. The deposit is classified as restricted cash on the consolidated balance sheet.

6. Commitments:

Subsequent to June 30, 2006, Sioux Falls Surgical Center entered into a contract for construction of a new storeroom to provide space for additional operating rooms in the existing facility. Total amount of the contract is $480 and construction is expected to be completed by the end of November 2006.

Three Centers lease certain equipment under non-cancellable operating long-term leases. In addition, Oklahoma Spine Hospital, LLC leases its facility building and additional office space from related entities (See note 4 for description of relationships with these entities). Minimum payments for these leases are as follows:

	Non-Related Parties $	Related Parties $	Total $
2006	160	1,233	1,393
2007	185	1,645	1,830
2008	185	1,645	1,830
2009	178	1,645	1,823
2010	101	1,645	1,746
Thereafter	–	5,864	5,864
	809	**13,677**	**14,486**

(In thousands of U.S. dollars, unless otherwise indicated)

7. Loss (gain) on foreign currency:

Loss (gain) on foreign currency included in the income statement consists of the following:

	Three months ended June 30, 2006 $	Three months ended June 30, 2005 $	Six months ended June 30, 2006 $	Six months ended June 30, 2005 $
Unrealized loss (gain) on the subordinated notes payable	6,556	(930)	5,958	(1,614)
Unrealized loss (gain) on the foreign exchange forward contracts	(2,200)	1,400	-	2,400
Realized gain on the foreign exchange forward contracts that matured in the current period	(1,125)	(362)	(1,977)	(877)
Gain on the cash balances denominated in Cdn$	(324)	(64)	(302)	(9)
Loss (gain) on foreign currency	2,907	44	3,679	(100)

File Number 82-34942

MEDICAL FACILITIES CORPORATION

Notice to Reader

This notice accompanies, and should be read in conjunction with the attached Management's Discussion & Analysis ("MD&A") for the three and six months ending June 30, 2006 filed by Medical Facilities Corporation (the Issuer) with the Canadian securities regulatory authorities through the System for Electronic Analysis and Retrieval ("SEDAR").

The original MD&A for the three and six months ending June 30, 2006 was filed in error through SEDAR and should be disregarded from the date of this notice. As of the date of this notice the original MD&A for the three and six months ending June 30, 2006 is superseded and replaced by the attached MD&A for the three and six months ending June 30, 2006 filed by the Issuer with the Canadian securities regulatory authorities through SEDAR on November 14, 2006.

November 14, 2006

MEDICAL FACILITIES CORPORATION	**REVISED MANAGEMENT'S DISCUSSION AND ANALYSIS OF CONSOLIDATED FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE-MONTH AND THE SIX-MONTH PERIOD ENDED JUNE 30, 2006**

August 14, 2006 (as revised)

On November 13, 2006, Medical Facilities Corporation (the "Corporation") restated its consolidated financial statements for the three-month and the six-month period ended June 30, 2006 to reflect the correction in accounting for foreign exchange forward contracts ("forward contracts"). The information contained in this Management's Discussion and Analysis ("MD&A") has been revised to reflect the restatement and should be read in conjunction with the restated consolidated financial statements of the Corporation for the three-month and the six-month period ended June 30, 2006, which financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). Substantially all of the Corporation's operating cash flows are in U.S. dollars and all amounts presented herein are stated in U.S. dollars, unless indicated otherwise.

This discussion and analysis contains forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors outside of management's control that could cause actual results to differ materially from those described in the forward-looking statements. The Corporation does not assume responsibility for the accuracy and completeness of these forward-looking statements and does not undertake the obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances.

This discussion also makes reference to certain non-GAAP measures to assist in assessing the Corporation's financial performance. Non-GAAP earnings measures do not have any standard meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers.

Additional information about, and the Annual Information Form filed by, the Corporation are available on SEDAR at www.sedar.com or the Corporation's website at www.medicalfacilitiescorp.com.

This Management's Discussion and Analysis is presented in the following sections:

• **Outlook**

CORPORATE OVERVIEW

The Corporation owns controlling interests in four limited liability entities (the "Centers"), each of which owns a specialty surgical hospital, three located in South Dakota and one in Oklahoma. The four Centers provide facilities (including staff, support, and supplies) for scheduled surgical, pain management, imaging and diagnostic procedures and derive their revenue primarily from the fees charged for the use of these facilities.

RESTATEMENT OF FINANCIAL STATEMENTS

In 2004, the Corporation implemented a hedge accounting policy for the accounting treatment of its forward contracts in accordance with CICA Accounting Guideline 13. Accordingly, the Corporation deferred gains and losses from its forward contracts and recognized them only in the period in which they settled. Interest expense on the Corporation's subordinated notes and dividends declared on the Corporation's shares were recorded at the exchange rates implicit in the forward contracts.

In the third quarter of 2006, the Corporation, after discussion with its auditors, determined that its method of accounting for its forward contracts as hedging relationships for accounting purposes in accordance with this Accounting Guideline was not correct. As a result, the Corporation determined that:

1. these forward contracts should have been accounted for at fair value with changes in fair value recorded in current income; and

2. the realized gains/losses on the settled forward contracts required reclassification within the financial statements, such that interest expense on the subordinated notes payable and dividends declared are recorded at the average exchange rates in effect during the reporting periods.

Accordingly, the Corporation has restated its consolidated financial statements previously issued, including those for the three and six months ending June 30, 2006 and June 30, 2005. Please refer to note 1 to the restated unaudited consolidated financial statements of the Corporation for the three and six months ended June 30, 2006 for the details of changes to the amounts previously reported.

The amount of the U.S. dollars delivered and the Canadian dollars received on maturity of the forward contracts have not changed. Such proceeds are used primarily to pay interest on the Corporation's subordinated debt and dividends on its common shares.

As a result of the restatement, U.S. dollar amounts reflected in the financial statements for interest, dividends and realized and unrealized gains and losses on forward contracts are changed. The fair value of outstanding forward contracts is now reflected as an asset. Changes in the fair value during the current reporting period are reflected as an unrealized (non cash) gain in the income statement. Previously, the fair value of the outstanding forward contracts was only disclosed in the notes to the financial statements. The result of the restatement is a net increase in income, which requires a provision for current and future income taxes.

Including the effect of translating cash available for distribution into Canadian dollars at the current rate of exchange rather than at the hedge rate, the net impact of the restatement is to reduce the Corporation's cash available for distribution per IPS to C$0.313 from C$0.320 and the payout ratio increased from 85.9% to 87.9% for the three months ended June 30, 2006. For the six months ended June 30, 2006, the Corporation's cash available for distribution per IPS decreased from C$0.642 to C$0.633 and the payout ratio increased from 85.7% to 86.9%.

NON-GAAP FINANCIAL MEASURE – CASH AVAILABLE FOR DISTRIBUTION

The Corporation distributes a substantial majority of its free cash flows from operations to holders of its Income Participating Securities ("IPS") with a portion of such distributions being interest payments on its subordinated notes and a portion being dividends on its common shares. The Corporation believes that cash available for distribution on its IPS provides a useful measure of the Corporation's operations. In particular, the Corporation believes that investors should be able to ascertain the extent to which the distributions are funded by operations as discussed below.

Cash available for distribution is a non-GAAP measure and is not intended to be representative of cash flow or results of operations determined in accordance with GAAP. Accordingly, the Corporation provides a reconciliation of cash available for distributions to reported net income. Investors are cautioned that cash available for distribution, as calculated by the Corporation, is unlikely to be comparable to similar measures used by other issuers.

The major differences between cash available for distribution, which is not a defined term under Canadian GAAP, and net income (loss) as reported in the Corporation's financial statements are:

1) Depreciation and amortization, principally amortization of intangible assets acquired in connection with the acquisition of the four Centers,

2) Unrealized foreign exchange gains and losses,

3) Difference between minority interest in the earnings of the Centers and the minority interest in the cash flow of the Centers generated in the respective period,

4) Interest on the subordinated notes, and

5) Maintenance capital expenditures.

Reconciliation of cash available for distribution to net income

		Three Months Ended June 30, 2006 ($'000s) (unaudited)	Three Months Ended June 30, 2005 ($'000s) (unaudited)	Six Months Ended June 30, 2006 ($'000s) (unaudited)	Six Months Ended June 30, 2005 ($'000s) (unaudited)
NET INCOME (LOSS) FOR THE PERIOD		**(3,942)**	**103**	**(3,625)**	**583**
Add:					
Minority interest in income of centers		6,459	5,049	13,269	10,292
Depreciation and amortization		2,909	2,476	5,798	4,934
Unrealized loss on foreign currency		4,032	406	5,656	777
Interest expense (net of interest income)		5,034	3,921	9,919	7,551
		14,492	**11,955**	**31,017**	**24,137**
Less:					
Minority interest in cash flow of centers		(6,635)	(5,272)	(13,479)	(10,736)
Interest expense (other than on subordinated notes)		(304)	(294)	(587)	(552)
Future tax benefit		792	(504)	-	(750)
Repayment of debt (non revolving)		(266)	(127)	(531)	(251)
Maintenance capital expenditures		(276)	(257)	(848)	(535)
CASH AVAILABLE FOR DISTRIBUTIONS ON IPS	**USD**	**7,803**	**5,501**	**15,572**	**11,313**
CASH AVAILABLE FOR DISTRIBUTIONS ON IPS[1]	**CDN**	**8,758**	**6,846**	**17,726**	**13,972**
PER IPS UNIT[2]	**CDN**	**$ 0.313**	**$ 0.301**	**$ 0.633**	**$ 0.622**
TOTAL DISTRIBUTIONS					
Interest on subordinated notes	CDN	5,168	4,421	10,336	8,515
Dividends on common shares	CDN	2,538	2,172	5,076	4,181
	CDN	7,706	6,593	15,412	12,696
PER IPS UNIT[2]	**CDN**	**$ 0.275**	**$ 0.290**	**$ 0.550**	**$ 0.565**

Note 1: Represents an average exchange rate of U.S.$1.00 to Cdn$1.1222 for the three months ended June 30, 2006, Cdn$1.2445 for the three months ended June 30, 2005, Cdn$1.1383 for the six months ended June 30, 2006 and to Cdn$1.2352 for the six months ended June 30, 2005.

Note 2: Calculated based on the weighted average number of IPS outstanding.

In the three-month period ended June 30, 2006, the Corporation generated cash available for distribution of Cdn$8.8 million, which exceeded distributions declared in respect of this period by Cdn$1.1 million. On a per IPS basis, cash available for distribution was Cdn$0.313 or 13.8% higher than distributions declared of Cdn$0.275, resulting in a payout ratio of 87.86%.

In the six-month period ended June 30, 2006, the Corporation generated cash available for distribution of Cdn$17.7 million, which exceeded distributions declared in respect of this period by Cdn$2.3 million. On a per IPS basis, cash available for distribution was Cdn$0.633 or 15.09% higher than distributions declared of Cdn$0.550, resulting in a payout ratio of 86.88%.

CONDENSED CONSOLIDATED FINANCIAL HIGHLIGHTS

	2nd Q 2006 Restated (*$'000s*) (*unaudited*)	1st Q 2006 Restated (*$'000s*) (*unaudited*)	4th Q 2005 Restated (*$'000s*) (*unaudited*)	3rd Q 2005 Restated (*$'000s*) (*unaudited*)	Year to date 2006 Restated (*$'000s*) (*unaudited*)
NET PATIENT SERVICE REVENUES	36,063	36,129	37,052	34,403	72,192
EXPENSES	21,626	21,152	22,317	20,785	42,777
DEPRECIATION AND AMORTIZATION	2,909	2,889	3,525	2,921	5,798
INTEREST EXPENSE, NET	5,034	4,883	4,774	4,781	9,919
MINORITY INTEREST	6,459	6,811	6,734	6,275	13,269
NET PROFIT (LOSS) BEFORE GAIN (LOSS) ON FOREIGN CURRENCY AND TAX BENEFIT (EXPENSE)	35	394	(298)	(359)	429
LOSS ON FOREIGN CURRENCY	(2,907)	(772)	999	(2,820)	(3,679)
INCOME TAX BENEFIT (EXPENSE)	(1,070)	695	(190)	(1,419)	(375)
NET PROFIT (LOSS) FOR THE PERIOD	**(3,942)**	**317**	**511**	**(4,598)**	**(3,625)**
BASIC & FULLY DILUTED INCOME (LOSS) PER SHARE	**$ (0.141)**	**$ 0.011**	**$ 0.018**	**$ (0.166)**	**$ (0.129)**

	2nd Q 2005[1] Restated (*$'000s*) (*unaudited*)	1st Q 2005 Restated (*$'000s*) (*unaudited*)	4th Q 2004 Restated (*$'000s*) (*unaudited*)	3d Q 2004 Restated (*$'000s*) (*unaudited*)	Year to date 2005[1] Restated (*$'000s*) (*unaudited*)
NET PATIENT SERVICE REVENUES	25,082	25,426	25,349	22,965	50,508
EXPENSES	13,993	14,005	13,540	12,537	27,998
DEPRECIATION AND AMORTIZATION	2,476	2,458	2,578	4,088	4,934
INTEREST EXPENSE, NET	3,921	3,629	3,741	3,501	7,551
MINORITY INTEREST	5,049	5,243	5,442	4,584	10,292
NET PROFIT (LOSS) BEFORE GAIN (LOSS) ON FOREIGN CURRENCY AND TAX BENEFIT (EXPENSE)	(357)	91	48	(1,745)	(267)
GAIN (LOSS) ON FOREIGN CURRENCY	(44)	144	(2,802)	(2,477)	100
INCOME TAX BENEFIT (EXPENSE)	504	246	(689)	(816)	750
NET PROFIT (LOSS) FOR THE PERIOD	**103**	**481**	**(3,443)**	**(5,038)**	**583**
BASIC & FULLY DILUTED INCOME (LOSS) PER SHARE	**$ 0.004**	**$ 0.022**	**$ (0.155)**	**$ (0.227)**	**$ 0.026**

Note 1: Q2 2005 and Year to date 2005 include results of OSH acquired on June 21, 2005.

Three months ended June 30, 2006 compared to three months ended June 30, 2005

Consolidated net patient service revenues ("net revenues") for the three months ended June 30, 2006 totaled $36.1 million, up 43.8% or $11.0 million over the same period in 2005. This increase is primarily due to the inclusion of $9.3 million in net revenue from OSH. Net revenues for the original Centers increased by $1.7 million or 7.0% compared to the same period in 2005. This increase reflects general price increases, a favorable mix of higher revenue generating cases and increased numbers of cases at Sioux Falls Surgical Center, LLP ("SFSC"), Dakota Plains Surgical Center, LLP ("DPSC") and Black Hills Surgery Center, LLP ("BHSC"). On the other hand, net revenues were negatively impacted by continuing pressures on the reimbursement rates from certain payors.

Consolidated expenses, including salaries and benefits, drugs and supplies, and general and administrative costs increased by 55.6% or $7.8 million over 2005 to $21.7 million in 2006, of which $7.3 million is attributable to the operations of OSH. Expenses for the original three Centers for the three months ended

June 30, 2006, increased by $0.5 million or 4.0% compared to the same period in 2005. This increase in operating expenses is largely due to an increase in the number of cases requiring more drugs and supplies, as well as annual wage and salary adjustments and higher employee health insurance premiums.

Operating income (before depreciation and amortization, interest expense, loss on foreign currency translation and minority interest) for the three months ended June 30, 2006 was $14.4 million, up 30.1% from $11.0 million a year earlier. Of the increase of $3.6 million, $2.4 million is attributable to the inclusion of OSH. Operating income on a same Center basis increased by 10.9% over the same period in 2005.

Net interest expense consists primarily of interest on the subordinated notes and credit facilities of the Centers. The increase in net interest expense for the three months ended June 30, 2006 compared to the same period in 2005 is mainly attributable to the additional IPS units issued in June and September 2005.

The Corporation maintains the majority of its cash balances in Canadian dollars and its subordinated notes payable are denominated in Canadian dollars. The financial statements of the Corporation are expressed in U.S. dollars and include cash balances denominated in Canadian dollars and subordinated notes payable translated into U.S. dollars at the rate of exchange in effect at the balance sheet date. The unrealized foreign currency gains and losses resulting from translation of these items arise from the changes in the relationship between the Canadian and U.S. dollars during the respective periods.

Six months ended June 30, 2006 compared to six months ended June 30, 2005

Net revenues for the six months ended June 30, 2006 totaled $72.2 million, up 42.9% or $21.7 million over the same period in 2005. This increase is primarily due to the inclusion of $20.0 million in net revenue from OSH. Net revenues for the original Centers increased by $1.7 million or 3.5% compared to the same period in 2005. This increase reflects general price increases, a favorable mix of higher revenue generating cases and an increased number of cases at SFSC and DPSC. On the other hand, consolidated net revenues were negatively impacted by a decrease in the number of surgical cases performed at BHSC, as well as continuing pressures on the reimbursement rates from certain payors.

Consolidated expenses, including salaries and benefits, drugs and supplies, and general and administrative costs increased by 52.8% or $14.9 million over 2005 to $43.0 million in 2006, of which $14.7 million is attributable to the operations of OSH. Expenses for the original three Centers for the six months ended June 30, 2006, increased by $0.2 million or 0.5% compared to the same period in 2005. This moderate increase in the operating expenses is mainly due to increases in wages and salary due to annual increases and higher health insurance premiums as compared to 2005.

Operating income (before depreciation and amortization, interest expense, loss on foreign currency translation and minority interest) for the six months ended June 30, 2006 was $29.4 million, up 30.7% from $22.5 million a year earlier. Of the increase of $6.9 million, $5.3 million is attributable to the inclusion of OSH. Operating income on a same Center basis increased by 6.3% over the same period in 2005.

Net interest expense consists primarily of interest on the subordinated notes and credit facilities of the Centers. The increase in net interest expense for the six months ended June 30, 2006 compared to the same period in 2005 is mainly attributable to the additional IPS units issued in June and September 2005.

OPERATING AND FINANCIAL RESULTS OF THE CENTERS

Performance of the Corporation and its ability to make distributions to its unitholders depends entirely on the combined performance of the Centers, in which it holds an interest and from which it receives monthly cash distributions. Therefore, in order to enhance its usefulness, this management discussion and analysis includes a summary of the operating results of each of the four Centers for the three months and six months ended June 30, 2006 compared to the three months and six months ended June 30, 2005. Operating results of OSH for the three and six months ended June 30, 2005 are included for comparative purposes only. As the Corporation completed the acquisition of a 51% interest in OSH on June 21, 2005, its results prior to the acquisition date are not included in the consolidated results of the Corporation for 2005.

	Three Months Ended June 30, 2006 (unaudited)		Three Months Ended June 30, 2005[1] (unaudited)		% Change
	($'000s)	% of Net Revenues	($'000s)	% of Net Revenues	
Net revenues:					
Black Hills Surgery Center, LLP	11,457		11,840		(3.2%)
Sioux Falls Surgical Center, LLP	11,763		9,882		19.0%
Dakota Plains Surgical Center, LLP	2,187		2,028		7.8%
Oklahoma Spine Hospital, LLC	10,657		11,971		(11.0%)
Salaries and benefits:					
Black Hills Surgery Center, LLP	2,977	26.0%	2,890	24.4%	3.0%
Sioux Falls Surgical Center, LLP	2,290	19.5%	2,233	22.6%	2.5%
Dakota Plains Surgical Center, LLP	661	30.2%	666	32.9%	(0.8%)
Oklahoma Spine Hospital, LLC	2,220	20.8%	2,289	19.1%	(3.0%)
Drugs and supplies:					
Black Hills Surgery Center, LLP	1,591	13.9%	1,858	15.7%	(14.4%)
Sioux Falls Surgical Center, LLP	2,347	19.9%	1,630	16.5%	44.0%
Dakota Plains Surgical Center, LLP	472	21.6%	598	29.5%	(21.1%)
Oklahoma Spine Hospital, LLC	3,474	32.6%	4,503	37.6%	(22.8%)
General, administrative and other:					
Black Hills Surgery Center, LLP	1,376	12.0%	1,406	11.9%	(2.2%)
Sioux Falls Surgical Center, LLP	1,185	10.1%	1,144	11.6%	3.5%
Dakota Plains Surgical Center, LLP	357	16.3%	344	17.0%	4.0%
Oklahoma Spine Hospital, LLC	2,244	21.1%	2,122	17.7%	5.8%
Income (loss) before interest expense, depreciation & amortization, and other expenses:					
Black Hills Surgery Center, LLP	5,513	48.1%	5,686	48.0%	(3.0%)
Sioux Falls Surgical Center, LLP	5,941	50.5%	4,875	49.3%	21.9%
Dakota Plains Surgical Center, LLP	697	31.9%	420	20.7%	66.2%
Oklahoma Spine Hospital, LLC	2,719	25.5%	3,057	25.5%	(11.1%)

Note 1: Amounts for the three months ended June 30, 2005 include the historical results of OSH prior to the acquisition by the Corporation of a 51% ownership of the Center on June 21, 2005.

The changes in the components of operating results as shown in the preceding table are discussed below Center by Center.

Black Hills Surgery Center, LLP (52.95% ownership interest)

Net revenues for the three months ended June 30, 2006 decreased by 3.2% over the corresponding period in 2005, primarily due to a decrease in reimbursement rates of one of the major payors in South Dakota in mid-year 2005, and a decrease in the number of larger, more complex, higher revenue generating cases. The reduction in net revenues was partially offset by the recovery of $320 from a certain payor related to 2005 claims, which were previously disputed by the payor. Salaries and benefits increased by 3.0% primarily due to annual wage and salary adjustments and increased costs of employee health insurance. The cost of drugs and supplies as a percentage of net revenues decreased to 13.9% from 15.7% a year earlier, primarily due to changes in the types of surgeries performed and cost reductions for certain surgical implants.

Sioux Falls Surgical Center, LLP (51.00% ownership interest)

Net revenues for the second quarter of 2006 were up 19.0% over the same period in 2005, primarily due to fee increases, a 3.5% increase in the number of cases performed and a favorable shift in the proportion of complex, higher revenue generating cases. This increase was partially offset by a decrease in reimbursement rates of one of the major payors in South Dakota in mid-year 2005. Salaries and benefits for the three months ended June 30, 2006 increased by 2.5% compared to the same period in 2005, primarily as a result of growth in the number of cases performed. The cost of drugs and supplies as a percentage of net revenues increased to 19.9% from 16.5% a year earlier, due to a higher proportion of complex cases that incur higher costs of supplies and implants.

Dakota Plains Surgical Center, LLP (51.00% ownership interest)

Net revenues for the second quarter of 2006 increased by 7.8% over the same period in 2005, primarily due to a 1.7% growth in the number of cases, growth in the number of higher revenue generating spine cases and a lower proportion of lower paying Medicare cases. The cost of drugs and supplies as a percentage of net revenues decreased to 21.6% from 29.5% a year earlier, primarily due to a lower proportion of inpatient cases that incur higher costs of drugs and supplies.

Oklahoma Spine Hospital, LLC (51.00% ownership interest)

Net revenues for the three months ended June 30, 2006 decreased by 11.0% compared to the same period in 2005, reflecting a 7.9% decrease in the number of cases performed and a reduction in reimbursement rates of a certain non-contracted payor beginning in January 2006. The cost of drugs and supplies as a percentage of net revenues decreased to 32.6% compared to 37.6% a year earlier, reflecting a decrease in the number of surgical procedures that incur higher costs of supplies, including implants. General and administrative expenses increased by 5.8%, primarily due to an increase in bad debt expense.

	Six Months Ended June 30, 2006 (unaudited)		Six Months Ended June 30, 2005[1] (unaudited)		% Change
	($'000s)	% of Net Revenues	($'000s)	% of Net Revenues	
Net revenues:					
Black Hills Surgery Center, LLP	23,170		24,309		(4.7%)
Sioux Falls Surgical Center, LLP	23,108		20,245		14.1%
Dakota Plains Surgical Center, LLP	4,640		4,621		0.4%
Oklahoma Spine Hospital, LLC	21,275		23,359		(8.9%)
Salaries and benefits:					
Black Hills Surgery Center, LLP	5,976	25.8%	5,825	24.0%	2.6%
Sioux Falls Surgical Center, LLP	4,502	19.5%	4,506	22.3%	(0.1%)
Dakota Plains Surgical Center, LLP	1,310	28.2%	1,307	28.3%	0.3%
Oklahoma Spine Hospital, LLC	4,318	20.3%	4,256	18.2%	1.4%
Drugs and supplies:					
Black Hills Surgery Center, LLP	3,422	14.8%	4,020	16.5%	(14.9%)
Sioux Falls Surgical Center, LLP	4,243	18.4%	3,469	17.1%	22.3%
Dakota Plains Surgical Center, LLP	1,041	22.4%	1,196	25.9%	(13.0%)
Oklahoma Spine Hospital, LLC	6,549	30.8%	8,702	37.3%	(24.7%)
General, administrative and other:					
Black Hills Surgery Center, LLP	2,810	12.1%	2,872	11.8%	(2.2%)
Sioux Falls Surgical Center, LLP	2,414	10.4%	2,265	11.2%	6.6%
Dakota Plains Surgical Center, LLP	767	16.5%	725	15.7%	5.7%
Oklahoma Spine Hospital, LLC	4,490	21.1%	4,145	17.7%	8.3%
Income (loss) before interest expense, depreciation & amortization, and other expenses:					
Black Hills Surgery Center, LLP	10,962	47.3%	11,592	47.7%	(5.4%)
Sioux Falls Surgical Center, LLP	11,949	51.7%	10,005	49.4%	19.4%
Dakota Plains Surgical Center, LLP	1,522	32.8%	1,393	30.1%	9.3%
Oklahoma Spine Hospital, LLC	5,918	27.8%	6,256	26.8%	(5.4%)

Note 1: Amounts for the six months ended June 30, 2005 include the historical results of OSH prior to the acquisition by the Corporation of a 51% ownership of the Center on June 21, 2005.

The changes in the components of operating results as shown in the preceding table are discussed below Center by Center.

Black Hills Surgery Center, LLP (52.95% ownership interest)

Net revenues for the six months ended June 30, 2006 decreased by 4.7% over the corresponding period in 2005, primarily due to a decrease in reimbursement rates of one of the major payors in South Dakota in mid-year 2005, a 2.3% decrease in the number of cases performed and a decrease in the number of larger, more complex cases, higher revenue generating cases. Salaries and benefits increased by 2.6%, primarily due to annual wage and salary adjustments. The cost of drugs and supplies as a percentage of net revenues decreased to 14.8% from 16.5% a year earlier, primarily due to changes in the types of surgeries performed and cost reductions for certain surgical implants. General, administrative and other expenses for the six months ended June 30, 2006 decreased by 2.2% compared to the same period in 2005, primarily due to a reduction in consulting fees and external food catering costs.

Sioux Falls Surgical Center, LLP (51.00% ownership interest)

Net revenues for the six months ended June 30, 2006 were up 14.1 % over the same period in 2005, primarily due to fee increases, a 4.0% increase in the number of cases performed, and a favorable shift in the proportion of more complex, higher revenue generating cases. This increase was partially offset by a decrease in a major payor's reimbursement rates that was instituted in mid-year 2005. The cost of drugs and supplies as a percentage of net revenues increased to 18.4% from 17.1% in 2005 due to a higher proportion of complex.cases.that incur higher costs of supplies and implants. General, administrative and other expenses increased by 6.6 % for the period, primarily due to increases in the surgical equipment repairs, computer expenses and bad debt expense.

Dakota Plains Surgical Center, LLP (51.00% ownership interest)

Net revenues for the six months ended June 30, 2006 increased marginally over the same period in 2005. The number of cases performed increased by 1.2% due to an increase in the average number of cases performed per surgeon, which offset the departure of two surgeons from the medical staff in 2005. Net revenues were also positively impacted by a decrease in the proportion of lower paying Medicare cases, but were negatively impacted by a lower proportion of inpatient cases that generate higher revenues. The cost of drugs and supplies as a percentage of net revenues decreased to 22.4% from 25.9% in 2005, primarily due to a lower proportion of inpatient cases that incur higher costs of drugs and supplies.

Oklahoma Spine Hospital, LLC (51.00% ownership interest)

Net revenues for the six months ended June 30, 2006 decreased 8.9% compared to 2005, due to a 6.1% decrease in the number of cases performed and a reduction in reimbursement rates of a certain non-contracted payor beginning in January 2006. Salaries and benefits increased by 1.4% over the corresponding period in 2005, primarily due to annual wage and salary adjustments. The cost of drugs and supplies as a percentage of net revenues decreased to 30.8% compared to 37.3% in 2005, reflecting a decrease in the number of surgical procedures that incur higher costs of supplies, including implants. General and administrative expenses increased by 8.3% primarily due to an increase in bad debt expense.

LIQUIDITY AND FINANCIAL CONDITION

The Corporation is dependent upon cash generated from operating activities of the Centers, which is the source of financing its operations and meeting its contractual obligations. The Centers distribute, on a monthly basis, substantially all of their cash flows to the Corporation and the minority partnership interests. A reconciliation of net income (loss) as reported to cash available for distribution is presented in the section Non-GAAP Financial Measure – Cash Available for Distribution.

Dividend declarations are determined based on monthly reviews of the Corporation's earnings, capital expenditures and related cash flows. Such declarations take into account the Corporation's structure whereby available cash is to be distributed to the maximum extent possible after (i) interest on the subordinated notes, (ii) other debt service obligations, (iii) other expense and tax obligations, and (iv) reasonable reserves for working capital, collateral for forward contracts and capital expenditures.

Subsequent to June 30, 2006, Sioux Falls Surgical Center entered into a contract for construction of a new storeroom to create space for additional operating rooms in the existing facility. Total amount of the contract is $480 and construction is expected to be completed by the end of November 2006.

As at June 30, 2006, the Corporation had net working capital of $34.8 million, including cash balances of $14.0 million and accounts receivables of $23.3 million. Accounts payable and accrued liabilities totaled $7.4 million. Total assets at June 30, 2006 were $266.7 million and total long-term liabilities were $170.3 million. Cash distributions declared in the period from January 1, 2006 to June 30, 2006 totaled Cdn$0.550 per IPS.

The Centers have in place credit facilities and notes payable in an aggregate amount of $37.4 million, of which $27.4 million was utilized as at June 30, 2006. The balances available under the credit facilities, combined with cash on hand as at June 30, 2006, are available to manage the Corporation's accounts receivable, inventory and other short-term cash requirements, including timing differences with regard to the payment of U.S. withholding taxes.

The Corporation's subordinated notes payable are denominated in Canadian dollars and are reflected in the financial statements in U.S. dollars at the rate of exchange in effect at the balance sheet date. These subordinated notes will mature on March 29, 2014, subject to the Issuer's right to extend their maturity for two additional successive five year terms provided certain conditions are satisfied at such times.

The following table sets out the mandatory repayments due under the credit facilities, notes payable and other contractual obligations:

Contractual Obligations	Total	Less than 1 year	2-3 years	4-5 years	After 5 years
			(US$ thousands)		
Revolving Credit Facilities	11,953	4,205	5,748	2,000	-
Notes Payable & Term Loan	15,482	1,177	2,743	11,562	-
Capital Lease Obligation	424	252	172	-	-
Operating Leases & Commitments	14,966	1,873	3,660	3,569	5,864
IPS Subordinated Notes Payable	148,063	-	-	-	148,063
Total Contractual Obligations	**$190,888**	**$7,507**	**$12,323**	**$17,131**	**$153,927**

The Corporation expects to be able to renew or refinance the various credit facilities as they come due at then current market rates.

FINANCIAL INSTRUMENTS

The Corporation enters into forward contracts to manage its exposure to fluctuations in the exchange rate between U.S. and Canadian currencies, as the Corporation's distributions to its security holders are denominated in Canadian dollars whereas all of its revenue is denominated in U.S. dollars.

As at June 30, 2006, the Corporation is committed to deliver between $2.0 and $2.5 million U.S. dollars monthly through August 2009 in exchange for Canadian dollars at the stipulated exchange rates as follows:

Contract Dates	US$ to be delivered *($millions)*	Cdn$ to be received *($millions)*	Cdn$ per US$ *(Weighted Average)*
Jul 2006 – Jun 2007	24.6	32.3	1.3121
Jul 2007 – Jun 2008	24.4	30.0	1.2272
Jul 2008 – Jun 2009	26.8	30.6	1.1419
Jul 2009 – Aug 2009	5.0	5.4	1.0829
	80.8	98.3	

The fair value of the outstanding forward contracts as at June 30, 2006 was $6.9 million and is reflected as an asset in the financial statements while changes in the fair value during each reporting period are recorded as unrealized gains (losses) in the income statement. It is the Corporation's intention to maintain these forward contracts in place until their scheduled maturity dates.

The Corporation has provided collateral in the amount of $4.5 million U.S. dollars to secure performance under these forward contracts.

RELATED PARTY TRANSACTIONS

Physicians, who control the minority interests in each of their respective Centers, routinely provide independent professional services directly to patients utilizing the facilities of the Centers. Note 4 of the Corporation's interim consolidated financial statements for the three-month period ended June 30, 2006 contains details of transactions with related parties for the current and prior periods.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

Management estimates are required with respect to the valuation of acquired assets and liabilities, intangible assets, goodwill, accounts receivable, inventories and provisions for potential liabilities, as well as the determination of net revenue and income tax provisions.

Net revenue of the Corporation includes amounts for services billed to federal and state agencies, private insurance carriers, employers, managed care programs, and patients. Billed revenues are recorded net of the contractual adjustments provided for under the various agreements with the majority of these third party payors. Management establishes the contractual allowance adjustments and allowances for doubtful accounts based on third party contracts in effect and based on historical payment data, current economic conditions, and other pertinent factors for each Center.

RISK FACTORS

Risks Related to the Business and the Industry of the Corporation

The revenue and profitability of the Corporation and its subsidiaries, including the Centers, depend heavily on payments from third-party payors, including government healthcare programs (Medicare and Medicaid) and managed care organizations, which are subject to frequent cost containment initiatives. Changes in the terms and conditions of, or reimbursement levels under, insurance or healthcare programs, which are typically short-term agreements, could adversely affect the revenue and profitability of the Corporation. The Corporation's revenues and profitability could be impacted by its ability to obtain and maintain contractual arrangements with insurers and payors active in its service area and by changes in the terms of such contractual arrangements.

The revenue and profitability of the Centers is dependent upon physician relationships. There can be no assurance that physician groups performing procedures at the Centers will maintain successful medical practices, or that one or more key members of a particular physician group will continue practicing with that group or that the members of that group will continue to perform procedures at the Centers at current levels, or at all.

Healthcare facilities, such as the Centers, are subject to numerous legal, regulatory, professional and private licensing, certification and accreditation requirements. Receipt and renewal of such licenses, certifications and accreditations are often based on inspections, surveys, audits, investigations or other reviews, some of which may require affirmative compliance actions by the Centers that could be burdensome and expensive.

There are a number of United States federal and state regulatory initiatives, which apply to healthcare providers, and in particular specialty hospitals, including the Centers. Among the most significant are the federal Anti-Kickback Statute, the federal Stark Act, and the federal rules relating to management and protection of patient records and patient confidentiality. New legislation or amendments to existing legislation could be enacted in the future, which could materially impact the operations and/or economic viability of surgical hospitals, including the Centers.

While the Centers carry general and professional liability insurance against claims arising in the ordinary course of business, the insurance market is dynamic and there can be no assurance that adequate coverage will be available in the future, nor that any coverage in place will be adequate to cover claims.

Any expansion of the Centers will require additional capital, which may be funded through additional debt or equity financings. These funding sources could result in significant additional interest expense or ownership dilution to current holders of the Corporation's securities. Additionally, the complex regulatory requirements to which the Centers are subject may limit their ability to expand.

There is significant competition in the healthcare business. The Centers compete with other healthcare facilities in providing services to physicians and patients, contracting with managed care payors and recruiting qualified staff.

Risks Related to the Structure of the Corporation

The Corporation is solely dependent on the operations and assets of the Centers through the indirect ownership of between 51% and 52.95% in entities holding these Centers. Future distributions by the Corporation are not guaranteed and are totally dependent upon the operating results and related cash flows from the Centers.

The payout by the Centers and the Corporation of a substantial majority of their operating cash flow will make additional capital and operating expenditures dependent on increased cash flow or additional financing in the future.

The Corporation's distributions to its security holders are denominated in Canadian dollars whereas all of its revenue is denominated in U.S. dollars. To the extent that future distributions are not covered by forward contracts, the Corporation is exposed to currency exchange rate risk.

Interest on the Corporation's subordinated notes will be deducted for purposes of calculating taxes payable in the United States by the Corporation. There can be no assurance that U.S. tax authorities will not seek to challenge the treatment of these notes as debt or the amount of interest expense deducted. This would reduce the Corporation's after-tax income available for distribution, thereby reducing the Corporation's ability to declare dividends.

There can be no assurance that the Corporation will be able to repay the principal amount outstanding on its subordinated notes payable when due. Additionally, the subordinated notes are payable in Canadian dollars. Therefore the Corporation is exposed (at maturity and or repayment) to currency exchange rate risk with respect to the principal amount of this indebtedness.

The limited cash flow guarantees provided by each Center with respect to the interest payments on the subordinated debt may not be enforceable, thereby reducing the cash available for payment of interest on the subordinated debt. Non-competition agreements executed by physician owners of the minority interests in the Centers may not be enforceable, which lack of enforceability could impact the revenues and profitability of the Centers.

The Corporation does not have the ability to direct day-to-day management of the Centers, except in certain circumstances.

The degree to which the Corporation is leveraged on a consolidated basis could have important consequences to the holders of the IPS, including:

(a) The Corporation's and Centers' ability in the future to obtain additional financing for working capital, capital expenditures, acquisitions or other purposes may be limited. Under the terms attaching to the Corporation's subordinated notes payable, the Corporation's ability to incur additional debt, including the issue of IPS, which contain a debt component, is dependent upon the Corporation meeting certain pro forma financial ratios at the time of incurring the additional debt.

(b) The Corporation or Centers being unable to refinance indebtedness on terms acceptable to the Corporation or at all.

(c) A significant portion of the Corporation's cash flow (on a consolidated basis) from operations is likely to be dedicated to the payment of the principal of and interest on its indebtedness, thereby reducing funds available for future operations, capital expenditures, acquisitions and/or dividends on its common shares.

(d) The Centers may be more vulnerable to economic downturns and be limited in their ability to withstand competitive pressures.

The Corporation has credit facilities that contain restrictive covenants that limit the discretion of the Corporation or its management with respect to certain matters. The ability of the Centers to make distributions will be subject to the restrictive covenants contained in each credit facility.

Additional IPS or common shares may be issued by the Corporation pursuant to an Exchange Agreement with the holders of the minority interests in the Centers or in connection with a future financing or

acquisition by the Corporation. The issuance of additional IPSs or Common Shares may dilute an investor's investment in the Corporation and reduce distributable cash per Common Share or per IPS.

The Corporation's subsidiary, which holds the interests in the Centers, is organized under the laws of the State of Delaware. The Centers that are located in South Dakota are formed under the laws of the State of South Dakota and the Center that is located is Oklahoma is formed under the laws of the State of Oklahoma. All of the assets of the Centers are located outside of Canada and certain of the directors and officers are residents of the United States. As a result, it may be difficult or impossible for investors to effect service within Canada upon the Corporation's subsidiary, the Centers, or their directors and officers who are not residents of Canada, or to realize against them in Canada upon judgments of courts of Canada predicated upon the civil liability provisions of applicable Canadian provincial securities laws.

There can be no assurance that the common shares and subordinated notes represented by the IPSs will continue to be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans.

The market price for the IPS may be subject to general volatility.

For further discussion of the foregoing and other risk factors reference should be made to the Corporation's Annual Information Form.

OUTLOOK

Demand for healthcare services in the United States continues to be positively impacted by changing demographics (increasing average age and life expectancy) and the development of new procedures. The Corporation is well positioned to benefit from these long-term trends with its objective of providing high quality health care services and enhancing the experience of patients. Nonetheless, there will continue to be industry-wide pressures on reimbursement programs to limit the growth of healthcare costs.

The Corporation's payout ratio for the most recent twelve months now stands at 88.26%, down from 90.2% for the year ended December 31, 2005. Management believes these results are representative of the near term outlook and the operating capabilities of the existing Centers.

The Corporation intends to continue its strategies of enhancing the operating efficiency of the four Centers, pursuing acquisitions and continuing the cash distribution practices referred to in Liquidity and Financial Condition.

File Number 82-34942

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business/Financial Editors:
Medical Facilities Corporation to Restate Financial Results for Fiscal 2004, 2005 and first two quarters of 2006

RECEIVED
2006 NOV 17 P 1:20
OFFICE OF INTERNATIONAL CORPORATE FINANCE

/NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES/

TORONTO, Nov. 14 /CNW/ - Medical Facilities Corporation ("Corporation") (TSX:DR.UN), today announced that it is issuing restated consolidated financial results for the years ended December 31, 2004 and 2005, and for the first two quarters of 2006 ("restatements"). The restatements will reflect changes to the accounting treatment of foreign currency forward contracts. The restatements have an immaterial impact on distributable cash(1) for fiscal 2004 and 2005 and for the first two quarters of 2006.

For the years ended December 31, 2004 and 2005, the restatements have resulted in a reduction in foreign currency loss of approximately $6.2 million and $3.2 million, respectively; and a reduction in net loss of approximately $4.0 million and $0.9 million, respectively.

For the three months ended March 31, 2006, the restatements have resulted in a reduction in foreign currency loss of approximately $0.2 million and a reduction in net profit of approximately $1.2 million. For the three months ended June 30, 2006, the restatements have resulted in an increase in foreign currency loss of approximately $2.3 million and an increase in net loss of approximately $1.4 million.

<<

Summary of Effects of Restatements
All amounts are expressed in U.S. dollars unless indicated otherwise.

($000s, except per unit amounts)	Restated 12 mos. ended Dec. 31 2005 $	Previously reported 12 mos. ended Dec. 31 2005 $	Restated Period from Mar. 29 to Dec. 31, 2004 $	Previously reported Period from Mar. 29 to Dec. 31, 2004 $
Balance Sheet Items				
Current Liabilities	12,782	12,525	9,753	9,588
Foreign Exchange Contracts	6,900	-	5,700	-
Future Income Taxes	2,602	-	1,743	-
Deficit	(22,795)	(26,837)	(11,652)	(15,444)
Income Statement Items				
Interest Expense, net of interest income	16,739	15,336	10,293	9,873
Gain (Loss) on foreign currency	(1,721)	(4,922)	(5,011)	(11,172)
Income Taxes	859	-	1,743	-
Net loss for the period	(3,503)	(4,442)	(6,943)	(10,941)
Loss per share	(0.14)	(0.18)	(0.31)	(0.49)
Distributable Cash C$ per IPS	1.233	1.227	0.911	0.914
Dividends	7,640	6,951	4,709	4,503

The Corporation expects to issue its restated financial statements for fiscal years 2004, and 2005, and the first and second quarters of 2006 on SEDAR today and they will be available tomorrow via the SEDAR web site at www.sedar.com. The Corporation's restated financial results are also available

via MFC's web site at www.medicalfacilities.ca

(1) Distributable cash (cash available for distribution) is a non-GAAP measure and is not intended to be representative of cash flow or results of operations determined in accordance with GAAP. Accordingly, the Corporation provides a reconciliation of cash available for distributions to reported net income. Investors are cautioned that cash available for distribution, as calculated by the Corporation, is unlikely to be comparable to similar measures used by other issuers.

>>

About Medical Facilities Corporation

MFC owns controlling interests in four surgical hospitals, three located in South Dakota and one in Oklahoma. The four hospitals perform scheduled surgical, imaging and diagnostic procedures and derive their revenue from the fees charged for the use of their facilities. The Corporation is structured so that a majority of its free cash flows from operations are distributed to holders of its IPS with a portion of such distributions being interest payments on the subordinated debt component. For more information, please visit www.medicalfacilitiescorp.ca

Caution concerning forward-looking statements

Statements made in this news release, other than those concerning historical financial information, may be forward-looking and therefore subject to various risks and uncertainties. Some forward-looking statements may be identified by words like "may", "will", "anticipate", "estimate", "expect", "intend", or "continue" or the negative thereof or similar variations. Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Factors that could cause results to vary include those identified in the Corporation's filings with Canadian securities regulatory authorities such as legislative or regulatory developments, intensifying competition, technological change and general economic conditions. All forward-looking statements presented herein should be considered in conjunction with such filings. The Corporation does not undertake to update any forward-looking statements; such statements speak only as of the date made.

%SEDAR: 00020386E

/For further information: Michael Salter, Chief Financial Officer, Medical Facilities Corp., (416) 848-7980 or 1-877-402-7162; Bruce Wigle, Investor Relations, The Equicom Group Inc., (416) 815-0700 ext. 228 or 1-800-385-5451 ext. 228, Email: bwigle(at)equicomgroup.com/
(DR.UN.)

CO: Medical Facilities Corporation

CNW 16:30e 14-NOV-06

File Number 82-34942

Interim Consolidated Financial Statements of

MEDICAL FACILITIES CORPORATION

For the Three and Nine Months ended September 30, 2006
(Unaudited)

MEDICAL FACILITIES CORPORATION

Interim Consolidated Balance Sheets
(In thousands of U.S. dollars)

	September 30, 2006 (Unaudited)	December 31, 2005 (Restated)
Assets		
Current assets:		
Cash and cash equivalents	$ 17,048	$ 12,443
Accounts receivable	24,035	25,571
Supply inventory	2,926	2,369
Prepaid expenses and other	1,539	1,541
Withholding tax deposited	4,022	4,861
	49,570	**46,785**
Property and equipment	30,965	31,912
Restricted cash (note 5)	4,483	4,483
Foreign exchange forward contracts (note 5)	5,700	6,900
Deferred financing costs	9,139	9,515
Intangibles	105,660	112,389
Goodwill	56,244	56,244
	$ 261,761	**$ 268,228**
Liabilities and Shareholders' Equity		
Current liabilities:		
Accrued interest payable	$ 1,544	$ 1,483
Dividends payable	758	729
Accounts payable	3,652	4,688
Accrued liabilities	4,935	4,796
Current maturities of long-term debt (note 2)	3,288	1,085
	14,177	**12,781**
Long-term debt less current maturities (note 2)	22,855	23,813
Future income tax liability	3,102	2,602
Subordinated notes payable	147,864	142,106
Minority interests	14,984	16,021
Shareholders' equity:		
Share capital	93,700	93,700
Deficit	(34,921)	(22,795)
	58,779	**70,905**
Commitments (note 6)		
	$ 261,761	**$ 268,228**

See accompanying notes to interim consolidated financial statements.

MEDICAL FACILITIES CORPORATION

Interim Consolidated Statements of Loss and Deficit
(Unaudited)
(In thousands of U.S. dollars, except per share amounts)

	Three Months Ended September 30, 2006	Three Months Ended September 30, 2005 Restated	Nine Months Ended September 30, 2006	Nine Months Ended September 30, 2005 Restated (note 1)
Net patient service revenue	**$ 34,362**	**$ 34,403**	**$ 106,554**	**$ 84,911**
Expenses:				
Salaries and benefits	8,084	8,189	24,613	20,615
Drugs and supplies	7,348	6,938	22,602	15,836
Other operating expenses	387	551	1,191	1,400
General and administrative	4,985	5,135	15,325	11,094
	20,804	**20,813**	**63,731**	**48,945**
Income before the under noted	**13,558**	**13,590**	**42,823**	**35,966**
Depreciation and amortization	3,775	2,921	9,573	7,855
Other expenses (income):				
Interest expenses, net of interest income	4,988	4,781	14,906	12,330
Loss (gain) on foreign currency (note 7)	(96)	2,820	3,583	2,721
Other	(54)	(28)	(203)	(161)
	4,838	7,573	18,286	14,890
Income before income taxes and minority interest	**4,945**	**3,096**	**14,964**	**13,221**
Income taxes	665	1,419	1,040	669
Income before minority interest	4,280	1,677	13,924	12,552
Minority interest	6,057	6,275	19,326	16,567
Net income (loss) for the period	**(1,777)**	**(4,598)**	**(5,402)**	**(4,015)**
Deficit, beginning of period	(30,880)	(14,453)	(22,795)	(11,652)
Dividends	(2,264)	(2,092)	(6,724)	(5,476)
Deficit, end of period	**$ (34,921)**	**$ (21,143)**	**$ (34,921)**	**$ (21,143)**
Basic and diluted income (loss) per share	**$ (0.063)**	**$ (0.166)**	**$ (0.193)**	**$ (0.166)**

See accompanying notes to interim consolidated financial statements.

MEDICAL FACILITIES CORPORATION

Interim Consolidated Statements of Cash Flows
(Unaudited)
(In thousands of U.S. dollars)

	Three Months Ended September 30, 2006	Three Months Ended September 30, 2005 Restated (note 1)	Nine Months Ended September 30, 2006	Nine Months Ended September 30, 2005 Restated (note 1)
Cash provided by (used in):				
Operating activities:				
Net income (loss)	$ (1,777)	$ (4,598)	$ (5,402)	$ (4,015)
Items not affecting cash:				
Depreciation of property and equipment	968	962	2,844	2,702
Amortization of other intangibles	2,807	1,959	6,729	5,153
Amortization of debt issue costs	127	129	377	234
Minority interest	6,057	6,275	19,326	16,567
Unrealized loss (gain) on foreign currency	1,001	3,804	6,959	4,590
Future tax expense (benefit)	500	1,419	500	669
Change in non-cash operating working capital	4,721	2,481	1,013	1,736
	14,404	**12,431**	**32,346**	**27,636**
Financing activities:				
Proceeds from (repayments of) bank loans	(1,717)	(4,906)	1,244	(851)
Distributions to minority interests	(6,772)	(6,053)	(20,363)	(16,731)
Dividends	(2,264)	(2,092)	(6,724)	(5,476)
Public offering of IPS units, net of expenses	-	-	-	55,523
Deferred financing costs	-	-	-	(1,638)
Cash posted as collateral for foreign exchange forward contracts	-	(83)	-	(1,383)
	(10,753)	**(13,134)**	**(25,843)**	**29,444**
Investing activities:				
Purchase of property and equipment, net	(649)	(754)	(1,898)	(4,989)
Business acquisitions, net of cash and cash equivalents of $1,322	-	-	-	(44,456)
	(649)	**(754)**	**(1,898)**	**(49,445)**
Increase in cash and cash equivalents	3,002	(1,457)	4,605	7,635
Cash and cash equivalents, beginning of period	14,046	13,314	12,443	4,222
Cash and cash equivalents, end of period	**$ 17,048**	**$ 11,857**	**$ 17,048**	**$ 11,857**
Supplemental cash flow information:				
Interest paid	$ 4,292	$ 4,606	$ 13,041	$ 11,260
Non-cash transactions:				
Acquisition of additional interest in Black Hills Surgery Center		$ (4,148)		$ (4,148)

See accompanying notes to interim consolidated financial statements.

(In thousands of U.S. dollars, unless otherwise indicated)

Medical Facilities Corporation (the "Corporation") owns indirect controlling interests in four limited liability entities (the "Centers"), each of which owns a specialty hospital. The Centers are located in Sioux Falls, Rapid City and Aberdeen, South Dakota, and Oklahoma City, Oklahoma, United States.

These interim consolidated financial statements of the Corporation have been prepared by management in accordance with accounting principles generally accepted in Canada and include the accounts of the Corporation and its subsidiaries. Intercompany transactions and balances have been eliminated. These statements have been prepared following the same accounting policies and methods of computation as the restated annual consolidated financial statements of the Corporation for the year ended December 31, 2005, but do not contain all disclosures required by generally accepted accounting principles and accordingly should be read in conjunction with the restated annual consolidated financial statements and the notes thereto.

1. Restatement:

In 2004, the Corporation implemented a hedge accounting policy for the accounting treatment of its foreign exchange forward contracts in accordance with CICA Accounting Guideline 13. Accordingly, the Corporation deferred gains and losses from its forward contracts and recognized them only in the period in which they settled. Interest expense on the Corporation's subordinated notes and dividends declared on the Corporation's shares were recorded at the exchange rates implicit in the forward contracts.

In the third quarter of 2006, the Corporation has determined that its method of accounting for its foreign exchange forward contracts as hedging relationships for accounting purposes in accordance with this Accounting Guideline was not correct. As a result, the Corporation determined that:

1. these forward exchange contracts should have been accounted for at fair value with changes in fair value recorded in current income; and

2. the realized gains/losses on the settled forward contracts required reclassification within the financial statements, such that interest expense on the subordinated notes payable and dividends declared are recorded at the average exchange rates in effect during the reporting periods.

The Corporation has restated its previously issued financial statements. The impact of this correction on the three and nine months ended September 30, 2006 respectively was to:

1. increase interest expense by $670 and $1,879

2. increase (decrease) the loss on foreign currency by $195 and ($1,512)

(In thousands of U.S. dollars, unless otherwise indicated)

1. Restatement (continued):

3. decrease income taxes by $311 and $131,

4. increase the net loss for the respective periods by $554 and $236, and

5. increase the net loss per share by $0.020 and $0.008.

A summary of the significant effects of the restatement on previously reported amounts is as follows.

	As previously reported	Adjustment	As restated
For nine months ended September 30, 2005			
Current liabilities	13,603	225	13,828
Foreign exchange forward contracts		6,700	6,700
Future income tax liability		2,412	2,412
Deficit	(25,206)	4,063	(21,143)
Interest expense	11,396	934	12,330
Loss (gain) on foreign currency	5,054	(2,333)	2,721
Income taxes (including current taxes $0)		669	669
Loss for the period	(4,744)	729	(4,015)
Loss per share (basic and diluted)	(0.196)	0.030	(0.166)
Dividends	5,018	458	5,476
For three months ended September 30, 2005			
Interest expense	4,418	363	4,781
Loss (gain) on foreign currency	6,665	(3,845)	2,820
Income taxes (including current taxes $0)	-	1,419	1,419
Loss for the period	(6,664)	2,066	(4,598)
Loss per share (basic and diluted)	(0.240)	0.074	(0.166)
Dividends	1,914	178	2,092

(In thousands of U.S. dollars, unless otherwise indicated)

1. Restatement (continued):

	As previously reported	Adjustment	As restated
Period from March 29 to December 31, 2004			
Current liabilities	9,588	165	9,753
Foreign exchange forward contracts	-	5,700	5,700
Future income tax liability	-	1,743	1,743
Deficit	(15,444)	3,792	(11,652)
Interest expense, net of interest income	9,873	420	10,293
Loss on foreign currency	11,172	(6,161)	5,011
Income taxes (including current taxes $0)	-	1,743	1,743
Loss for the period	(10,941)	3,998	(6,943)
Loss per share (basic and diluted)	(0.493)	0.180	(0.313)
Dividends	4,503	206	4,709
Year ended December 31, 2005			
Current liabilities	12,525	256	12,781
Foreign exchange forward contracts	-	6,900	6,900
Future income tax liability	-	2,602	2,602
Deficit	(26,837)	4,042	(22,795)
Interest expense, net of interest income	15,336	1,403	16,739
Loss on foreign currency	4,922	(3,201)	1,721
Income taxes (including current taxes $0)	-	859	859
Loss for the period	(4,442)	939	(3,503)
Loss per share (basic and diluted)	(0.176)	0.037	(0.139)
Dividends	6,951	689	7,640

(In thousands of U.S. dollars, unless otherwise indicated)

2. Long-term debt:

	Authorized $	September 30, 2006 $	December 31, 2005 $
Revolving Credit Facilities			
Black Hills Surgery Center, LLP	5,500	2,025	2,523
Dakota Plains Surgical Center, LLP	5,000	3,954	4,205
Sioux Falls Surgical Center, LLP	6,400	2,528	6,833
Oklahoma Spine Hospital, LLC	5,000	2,000	1,000
	21,900	10,507	14,561
Notes Payable			
Black Hills Surgery Center, LLP	9,170	9,170	9,798
Term Loan			
Sioux Falls Surgical Center, LLP	6,100	6,100	-
Capital Lease			
Sioux Falls Surgical Center, LLP		366	539
		26,143	24,898
Less Current Portion		3,288	1,085
		22,855	**23,813**

The credit facilities and term loan for Sioux Falls Surgical Center, LLP and Dakota Plains Surgical Center, LLP bear interest at rates that vary with prime and at September 30, 2006, the effective interest rate was approximately 7.75% (December 31, 2005 - 7.00%). The credit facility for Oklahoma Spine Hospital, LLC bears interest at a rate that varies with adjusted quarterly LIBOR and at September 30, 2006, the effective interest rate was approximately 7.25% (December 31, 2005 - 8.25%). With respect to the Black Hills Surgery Center, LLP, credit facilities of $2,025 (December 31, 2005 - $2,523) vary with monthly LIBOR (effective interest rate of 7.38% at September 30, 2006 and 6.44% at December 31, 2005) and notes payable of $9,170 are at fixed rates ranging from 5.10% to 6.05% (December 31, 2005 - $9,798 at fixed rates ranging from 5.10% to 6.05%).

The Sioux Falls Surgical Center, LLP credit facilities and term loan mature between 2007 and 2026.The credit facility related to Dakota Plains Surgical Center, LLP is due in full on April 15, 2008. The credit facility related to Oklahoma Spine Hospital, LLC is due in full on May 31, 2010. The Black Hills Surgery Center, LLP credit facilities and notes payable mature between 2007 and 2010. Its revolving credit facility is due in July 2007 and therefore is classified as current. Management of the Center is engaged in negotiations with the lender to renew this credit facility and to extend its maturity.

Each credit facility is secured by a security interest in all property and a mortgage on real property owned by the respective MFC Partnership. These credit facilities contain certain restrictive covenants.

(In thousands of U.S. dollars, unless otherwise indicated)

3. Employee future benefits:

Benefits programs at each of the Centers include a qualified 401(k) retirement plan, which covers all employees who meet eligibility requirements. Each Center makes matching contributions subject to certain limits. Contributions made by the Centers for the three months ended September 30, 2006, were $156 (for the three months ended September 30, 2005 - $190) and for the nine months ended September 30, 2006, were $636 (for the nine months ended September 30, 2005 - $385).

4. Related party transactions:

The Corporation and the Centers routinely enter into transactions with certain related parties. Such transactions, which are described below, are in the normal course of operations and at the exchange amounts agreed upon by the parties involved.

(a) Management services and other contracts:

	Three months ended September 30, 2006 $	Three months ended September 30, 2005 [1] $	Nine months ended September 30, 2006 $	Nine months ended September 30, 2005 [1] $
Management services acquired by Dakota Plains Surgical Center, LLP from Sioux Falls Surgical Physicians, LLP ("Surgical Physicians")[2] and Surgical Management Professionals, LLC ("SMP")[2]	56	56	167	167
Laundry services obtained by Sioux Falls Surgical Center, LLP from Center Inn [3]	12	21	74	72
Office and management services acquired by Oklahoma Spine Hospital, LLC from Integrated Medical Delivery, LLC ("IMD")[4]	527	692	1,811	777
Payments by the Corporation for use of aircraft operated by SC Meridian, LLC [5]	-	122	-	214
Reimbursement to Sioux Falls Surgical Center, LLP for services provided under a contract to or on behalf of Surgical Physicians and SMP	(350)	(463)	(988)	(1,037)

Note 1: Amounts for the three and nine months ended September 30, 2005 include amounts for Oklahoma Spine Hospital, since June 21, 2005, the date of its acquisition.

Note 2: Surgical Physicians owns 49% of Sioux Falls Surgical Center, LLP, and SMP is controlled by indirect minority owners of Sioux Falls Surgical Center LLP. As of September 30, 2006, $23 was receivable from Surgical Physicians and $228 was receivable from SMP.

Note 3: Certain indirect minority owners of Sioux Falls Surgical Center, LLP are also owners of the Center Inn.

Note 4: Certain indirect minority owners of Oklahoma Spine Hospital, LLC own approximately 45% of IMD. The service agreement is renewable for three-year periods (renewed in August 2004). As of September 30, 2006, $146 owing to IMD for services obtained was included in accounts payable.

Note 5: SC Meridian is an entity controlled by an Officer of the Corporation. The Corporation uses the chartered aircraft for certain of its acquisition activities. As of September 30, 2006 no amounts were owing to SC Meridian.

(In thousands of U.S. dollars, unless otherwise indicated)

4. Related party transactions (continued):

(b) Real estate lease contracts:

	Three months ended September 30, 2006 $	Three months ended September 30, 2005 (1) $	Nine months ended September 30, 2006 $	Nine months ended September 30, 2005 (1) $
Additional office space leased by Sioux Falls Surgical Center, LLP from Center Inn(2)	5	21	27	61
Facility building leased by Oklahoma Spine Hospital, LLC from Memorial Property Holdings, LLP ("MPH")(3)	372	396	1,116	440
Additional office space leased by Oklahoma Spine Hospital, LLC from MM Property Holdings, LLP ("MM Property")(4)	39	39	117	48

Note 1: Amounts for the three and nine months ended September 30, 2005 include amounts for Oklahoma Spine Hospital since June 21, 2005, the date of its acquisition.

Note 2: Certain indirect minority owners of Sioux Falls Surgical Center, LLP are also owners of the Center Inn.

Note 3: The majority of the owners of MPH are also indirect minority owners of Oklahoma Spine Hospital, LLC. See note 6 to the financial statements for disclosure of the future rental payment commitments under the contracts with the related parties.

Note 4: MM Property is owned by two physicians that indirectly own equity membership units in Oklahoma Spine Hospital, LLC. See note 6 to the financial statements for disclosure of the future rental payment commitments under the contracts with the related parties.

(c) Other transactions:

Physicians, who through four companies indirectly own the minority interests in each of the Centers, routinely provide professional services directly to patients utilizing the facilities of the Centers. Certain of the physicians serve on the boards of management of the Centers and three such individuals perform the duties of Medical Director at the respective Centers and are reimbursed in recognition of their contribution to the Centers.

Included in the balance of prepaid expenses and other is a note receivable from Oklahoma Physical Therapy ("OPT") in the amount of $184. Certain owners of OPT are also indirect minority owners of Oklahoma Spine Hospital, LLC. This note is repayable in monthly blended payments of $5 (including interest at 5% per annum) through November 2009.

(In thousands of U.S. dollars, unless otherwise indicated)

5. Foreign exchange forward contracts:

At September 30, 2006, the Corporation had forward foreign exchange contracts outstanding under which the Corporation will sell U.S. dollars each month for a fixed amount of Canadian dollars on the following terms:

Contract Dates	US$ to be delivered *($millions)*	Cdn$ to be received *($millions)*	Cdn$ per US$ *(Weighted Average)*
Oct 2006 – Sep 2007	24.2	31.5	1.3026
Oct 2007 – Sep 2008	25.0	30.0	1.1990
Oct 2008 – Sep 2009	27.6	31.0	1.1215
	76.8	92.5	

The foregoing contracts have a fair value as of September 30, 2006 of $5.7 million (December 31, 2005 - $6.9 million), which amount has been recognized in the Corporation's financial statements.

The Corporation has deposited $4.5 million as collateral to ensure its performance under these contracts. The deposit is classified as restricted cash on the consolidated balance sheet.

6. Commitments:

Sioux Falls Surgical Center entered into a contract for construction of a new storeroom to provide space for additional operating rooms in the existing facility. Total amount of the contract is $480 and construction is expected to be completed by the end of November 2006. Through the end of September 2006, $194 of these costs have been incurred.

Three Centers lease certain equipment under non-cancellable operating long-term leases. In addition, Oklahoma Spine Hospital, LLC leases its facility building and additional office space from related entities (See note 4 for description of relationships with these entities). Minimum payments for these leases are as follows:

	Non-Related Parties $	Related Parties $	Total $
2006	110	411	521
2007	185	1,645	1,830
2008	185	1,645	1,830
2009	178	1,645	1,823
2010	101	1,645	1,746
Thereafter	–	6,686	6,686
	759	**13,677**	**14,436**

(In thousands of U.S. dollars, unless otherwise indicated)

7. Loss (gain) on foreign currency:

Loss (gain) on foreign currency included in the income statement consists of the following:

	Three months ended September 30, 2006 $	Three months ended September 30, 2005 Restated $	Nine months ended September 30, 2006 $	Nine months ended September 30, 2005 Restated $
Unrealized loss (gain) on the subordinated notes payable	(199)	7,204	5,759	5,590
Unrealized loss (gain) on the foreign currency contracts	1,200	(3,400)	1,200	(1,000)
Realized gain on the foreign exchange forward contracts that matured in the current period	(1,072)	(620)	(3,049)	(1,497)
Gain on the cash balances denominated in Cdn$	(25)	(364)	(327)	(372)
Loss (gain) on foreign currency	(96)	2,820	3,583	2,721

File Number 82-34942

MEDICAL FACILITIES CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CONSOLIDATED FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE-MONTH AND THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2006

November 13, 2006

The information in this Management's Discussion and Analysis ("MD&A") is supplemental to, and should be read in conjunction with the consolidated financial statements of Medical Facilities Corporation (the "Corporation") for the three-month and the nine-month period ended September 30, 2006, which financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). Substantially all of the Corporation's operating cash flows are in U.S. dollars and all amounts presented herein are stated in U.S. dollars, unless indicated otherwise.

This discussion and analysis contains forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors outside of management's control that could cause actual results to differ materially from those described in the forward-looking statements. The Corporation does not assume responsibility for the accuracy and completeness of these forward-looking statements and does not undertake the obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances.

This discussion also makes reference to certain non-GAAP measures to assist in assessing the Corporation's financial performance. Non-GAAP earnings measures do not have any standard meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers.

Additional information about, and the Annual Information Form filed by, the Corporation are available on SEDAR at www.sedar.com or the Corporation's website at www.medicalfacilitiescorp.com.

This Management's Discussion and Analysis is presented in the following sections:

- **Corporate Overview**
- **Restatement of Financial Statements**
- **Non-GAAP Financial Measure – Cash Available for Distribution**
- **Condensed Consolidated Financial Highlights**
- **Operating and Financial Results of the Centers**
- **Liquidity and Financial Condition**
- **Financial Instruments**
- **Related Party Transactions**
- **Critical Accounting Estimates**
- **Risk Factors**
- **Outlook**

CORPORATE OVERVIEW

The Corporation owns controlling interests in four limited liability entities (the "Centers"), each of which owns a specialty surgical hospital, three located in South Dakota and one in Oklahoma. The four Centers provide facilities (including staff, support, and supplies) for scheduled surgical, pain management, imaging and diagnostic procedures and derive their revenue primarily from the fees charged for the use of these facilities.

RESTATEMENT OF FINANCIAL STATEMENTS

In 2004, the Corporation implemented a hedge accounting policy for the accounting treatment of its foreign exchange forward contracts ("forward contracts") in accordance with CICA Accounting Guideline 13. Accordingly, the Corporation deferred gains and losses from its forward contracts and recognized them only in the period in which they settled. Interest expense on the Corporation's subordinated notes and dividends declared on the Corporation's shares were recorded at the exchange rates implicit in the forward contracts.

In the third quarter of 2006, the Corporation, after discussion with its auditors, determined that its method of accounting for its forward contracts as hedging relationships for accounting purposes in accordance with this Accounting Guideline was not correct. As a result, the Corporation determined that:

1. these forward contracts should have been accounted for at fair value with changes in fair value recorded in current income; and

2. the realized gains/losses on the settled forward contracts required reclassification within the financial statements, such that interest expense on the subordinated notes payable and dividends declared are recorded at the average exchange rates in effect during the reporting periods.

Accordingly, the Corporation has restated its consolidated financial statements previously issued, including those for the three and nine months ending September 30, 2005. Please refer to note 1 to the unaudited consolidated financial statements of the Corporation for the three and nine months ended September 30, 2006 for the details of changes to the amounts previously reported.

The amount of the U.S. dollars delivered and the Canadian dollars received on maturity of the forward contracts have not changed. Such proceeds are used primarily to pay interest on the Corporation's subordinated debt and dividends on its common shares.

As a result of the restatement, U.S. dollar amounts reflected in the financial statements for interest, dividends and realized and unrealized gains and losses on forward contracts are changed. The fair value of outstanding forward contracts is now reflected as an asset. Changes in the fair value during the current reporting period are reflected as an unrealized (non cash) gain in the income statement. Previously, the fair value of the outstanding forward contracts was only disclosed in the notes to the financial statements. The result of the restatement is a net increase in income, which requires a provision for current and future income taxes.

Including the effect of translating cash available for distribution into Canadian dollars at the current rate of exchange rather than at the hedge rate, the net impact of the restatement is to reduce the Corporation's cash available for distribution per IPS to C$0.295 from C$0.302 and the payout ratio increased from 91.04% to 93.2% for the three months ended September 30, 2006. For the nine months ended September 30, 2006, the Corporation's cash available for distribution per IPS decreased from C$0.951 to C$0.928 and the payout ratio increased from 86.8% to 88.9%.

NON-GAAP FINANCIAL MEASURE – CASH AVAILABLE FOR DISTRIBUTION

The Corporation distributes a substantial majority of its free cash flows from operations to holders of its Income Participating Securities ("IPS") with a portion of such distributions being interest payments on its subordinated notes and a portion being dividends on its common shares. The Corporation believes that cash available for distribution on its IPS provides a useful measure of the Corporation's operations. In particular, the Corporation believes that investors should be able to ascertain the extent to which the distributions are funded by operations as discussed below.

Cash available for distribution is a non-GAAP measure and is not intended to be representative of cash flow or results of operations determined in accordance with GAAP. Accordingly, the Corporation provides a reconciliation of cash available for distributions to reported net income. Investors are cautioned that cash available for distribution, as calculated by the Corporation, is unlikely to be comparable to similar measures used by other issuers.

The major differences between cash available for distribution, which is not a defined term under Canadian GAAP, and net income (loss) as reported in the Corporation's financial statements are:

1) Depreciation and amortization, principally amortization of intangible assets acquired in connection with the acquisition of the four Centers,

2) Unrealized foreign exchange gains and losses,

3) Difference between minority interest in the earnings of the Centers and the minority interest in the cash flow of the Centers generated in the respective period,

4) Interest on the subordinated notes, and

5) Maintenance capital expenditures.

Reconciliation of cash available for distribution to the cash flows from operating activities

		Three Months Ended September 30, 2006 ($'000s) (unaudited)	Three Months Ended September 30, 2005 ($'000s) (unaudited) restated	Nine Months Ended September 30, 2006 ($'000s) (unaudited)	Nine Months Ended September 30, 2005 ($'000s) (unaudited) restated
CASH PROVIDED BY OPERATING ACTIVITIES		**14,404**	**12,431**	**32,346**	**27,635**
Add:					
Interest expense (net of interest income)		4,988	4,781	14,906	12,330
		19,392	**17,212**	**47,252**	**39,965**
Less:					
Change in non-cash operating working capital		(4,721)	(2,481)	(1,014)	(1,722)
Minority interest in cash flow of centers		(6,160)	(6,384)	(19,639)	(17,121)
Interest expense (other than on subordinated notes)		(250)	(391)	(837)	(943)
Unrealized foreign currency gain on cash balances denominated in Cdn$		(25)	(364)	(327)	(372)
Amortization of debt issue costs		(127)	(129)	(377)	(234)
Repayment of debt (non revolving)		(270)	(138)	(801)	(389)
Maintenance capital expenditures		(455)	(566)	(1,303)	(1,101)
CASH AVAILABLE FOR DISTRIBUTIONS ON IPS	**USD**	**7,384**	**6,759**	**22,954**	**18,083**
CASH AVAILABLE FOR DISTRIBUTIONS ON IPS[1]	**CDN**	**8,277**	**8,117**	**26,003**	**22,116**
PER IPS UNIT[2]	**CDN**	**$ 0.295**	**$ 0.294**	**$ 0.928**	**$ 0.912**
TOTAL DISTRIBUTIONS					
Interest on subordinated notes	CDN	5,168	5,117	15,504	13,632
Dividends on common shares	CDN	2,538	2,513	7,614	6,694
	CDN	7,706	7,630	23,118	20,326
PER IPS UNIT[2]	**CDN**	**$ 0.275**	**$ 0.275**	**$ 0.825**	**$ 0.838**

Note 1: Represents an average exchange rate of U.S.$1.00 to Cdn$1.1209 for the three months ended September 30, 2006, Cdn$1.2010 for the three months ended September 30, 2005, Cdn$1.1328 for the nine months ended September 30, 2006 and to Cdn$1.2230 for the nine months ended September 30, 2005.

Note 2: Calculated based on the weighted average number of IPS outstanding.

In the three-month period ended September 30, 2006, the Corporation generated cash available for distribution of Cdn$8.3 million, which exceeded distributions declared in respect of this period by Cdn$0.6 million. On a per IPS basis, cash available for distribution was Cdn$0.295 or 7.27% higher than distributions declared of Cdn$0.275, resulting in a payout ratio of 93.22%.

In the nine-month period ended September 30, 2006, the Corporation generated cash available for distribution of Cdn$26.0 million, which exceeded distributions declared in respect of this period by Cdn$2.9million. On a per IPS basis, cash available for distribution was Cdn$0.928 or 12.48% higher than distributions declared of Cdn$0.825, resulting in a payout ratio of 88.90%.

CONDENSED CONSOLIDATED FINANCIAL HIGHLIGHTS

	3d Q 2006 ($'000s) (unaudited)	2nd Q 2006[1] Restated ($'000s) (unaudited)	1st Q 2006[1] Restated ($'000s) (unaudited)	4th Q 2005[1] Restated ($'000s) (unaudited)	Year to date 2006 ($'000s) (unaudited)
NET PATIENT SERVICE REVENUES	34,362	36,063	36,129	37,052	106,554
EXPENSES	20,750	21,626	21,152	22,317	63,528
DEPRECIATION AND AMORTIZATION	3,775	2,909	2,889	3,525	9,573
INTEREST EXPENSE, NET	4,988	5,034	4,883	4,774	14,906
MINORITY INTEREST	6,057	6,459	6,811	6,734	19,326
NET PROFIT (LOSS) BEFORE GAIN (LOSS) ON FOREIGN CURRENCY AND TAX BENEFIT (EXPENSE)	(1,208)	35	394	(298)	(779)
GAIN (LOSS) ON FOREIGN CURRENCY	96	(2,907)	(772)	999	(3,583)
INCOME TAXES	(665)	(1,070)	695	(190)	(1,040)
NET PROFIT (LOSS) FOR THE PERIOD	**(1,777)**	**(3,942)**	**317**	**511**	**(5,402)**
BASIC & FULLY DILUTED INCOME (LOSS) PER SHARE	**$ (0.063)**	**$ (0.141)**	**$ 0.011**	**$ 0.018**	**$ (0.193)**

	3d Q 2005[1] Restated ($'000s) (unaudited)	2d Q 2005[1] Restated ($'000s) (unaudited)	1st Q 2005 Restated ($'000s) (unaudited)	4th Q 2004 Restated ($'000s) (unaudited)	Year to date 2005[1] Restated ($'000s) (unaudited)
NET PATIENT SERVICE REVENUES	34,403	25,082	25,426	25,349	84,911
EXPENSES	20,785	13,993	14,005	13,540	48,784
DEPRECIATION AND AMORTIZATION	2,921	2,476	2,458	2,578	7,855
INTEREST EXPENSE, NET	4,781	3,921	3,629	3,741	12,330
MINORITY INTEREST	6,275	5,049	5,243	5,442	16,567
NET PROFIT (LOSS) BEFORE GAIN (LOSS) ON FOREIGN CURRENCY AND TAX BENEFIT (EXPENSE)	(359)	(357)	91	48	(625)
GAIN (LOSS) ON FOREIGN CURRENCY	(2,820)	(44)	144	(2,802)	(2,721)
INCOME TAXES	(1,419)	504	246	(689)	(669)
NET PROFIT (LOSS) FOR THE PERIOD	**(4,598)**	**103**	**481**	**(3,443)**	**(4,015)**
BASIC & FULLY DILUTED INCOME (LOSS) PER SHARE	**$ (0.166)**	**$ 0.004**	**$ 0.022**	**$ (0.155)**	**$ (0.166)**

Note 1: Q2 and Q3 2005, as well as Year to date 2005 include results of OSH acquired on June 21, 2005.

Three months ended September 30, 2006 compared to three months ended September 30, 2005

Consolidated net patient service revenues ("net revenues") for the three months ended September 30, 2006 totaled $34.4 million, essentially unchanged compared to the same period in 2005. While net patient service revenues at the original Centers located in South Dakota increased by 7.9%, net patient service revenues for Oklahoma Spine Hospital ("OSH") decreased by 16.4% reflecting a decrease in the number and complexity of cases performed and continued pressures on reimbursement rates from certain payors.

Consolidated expenses, including salaries and benefits, drugs and supplies, and general and administrative costs decreased marginally to $20.8 million compared to 2005. Expenses for the original three Centers for the three months ended September 30, 2006, increased by $0.5 million or 4.2% compared to the same period in 2005. This increase in operating expenses is largely due to an increase in the number of cases requiring more drugs and supplies, as well as annual wage and salary adjustments and higher employee health insurance premiums. The increase in operating expenses at the original Centers was offset by a

decrease in operating expenses at OSH, reflecting reductions in the costs of drugs and supplies and bad debt expense.

Operating income (before depreciation and amortization, interest expense, loss on foreign currency translation and minority interest) of $13.6 million for the three months ended September 30, 2006 was essentially the same as the prior year, reflecting improved performance at SFSC and DPSC, offset by a flat performance at BHSC and a weak performance at OSH.

Net interest expense consists primarily of interest on the subordinated notes and credit facilities of the Centers, offset by the interest earned on the excess cash balances held by the Corporation. The decrease in net interest expense for the three months ended September 30, 2006 compared to the same period in 2005 is mainly attributable to increased interest income earned on excess cash balances.

The Corporation maintains a portion of its cash balances in Canadian dollars and its subordinated notes payable are denominated in Canadian dollars. The financial statements of the Corporation are expressed in U.S. dollars and include cash balances in Canadian dollars and subordinated notes payable translated into U.S. dollars at the rate of exchange in effect at the balance sheet date. The unrealized foreign currency gains and losses resulting from translation of these items arise from the changes in the exchange relationship between the Canadian and U.S. dollars during the respective periods.

Nine months ended September 30, 2006 compared to nine months ended September 30, 2005

Net revenues for the nine months ended September 30, 2006 totaled $106.6 million, up 25.49% or $21.7 million over the same period in 2005. Results for 2006 include nine months of net revenue ($30.7 million) from OSH, whereas 2005 only included net revenue ($12.7 million) for the period from OSH's acquisition by the Corporation on June 21, 2005. Net revenues for the original Centers increased by $3.6 million or 4.9% compared to the same period in 2005. This increase reflects general price increases, a favorable mix of higher revenue generating cases and an increased number of cases at SFSC and DPSC. On the other hand, consolidated net revenues were negatively impacted by continuing pressures on the reimbursement rates from certain payors.

Consolidated expenses, including salaries and benefits, drugs and supplies, and general and administrative costs increased by 30.23% or $14.7 million over 2005 to $63.5 million in 2006, of which $14.4 million is attributable to the inclusion of operations of OSH for the full nine months in 2006 compared to the period from June 21, 2005 to December 31, 2005. Expenses for the original three Centers for the nine months ended September 30, 2006, increased by $0.8 million or 2.1% compared to the same period in 2005. This increase in operating expenses is mainly due to annual wages and salary adjustments and higher health insurance premiums as compared to 2005.

Operating income (before depreciation and amortization, interest expense, loss on foreign currency translation and minority interest) for the nine months ended September 30, 2006 was $42.8 million, up 19.5% from $36.0 million a year earlier. Of the increase of $6.8 million, $4.1 million is attributable to the inclusion of OSH effective June 21, 2005. Operating income on a same Center basis increased by 7.6% over the same period in 2005.

Net interest expense consists primarily of interest on the subordinated notes and credit facilities of the Centers, offset by the interest earned on the excess cash balances held by the Corporation. The increase in net interest expense for the nine months ended September 30, 2006 compared to the same period in 2005 is mainly attributable to the additional IPS units issued in June and September 2005.

OPERATING AND FINANCIAL RESULTS OF THE CENTERS

Performance of the Corporation and its ability to make distributions to its unitholders depends entirely on the combined performance of the Centers, in which it holds an interest and from which it receives monthly cash distributions. Therefore, in order to enhance its usefulness, this management discussion and analysis includes a summary of the operating results of each of the four Centers for the three months and nine months ended September 30, 2006 compared to the three months and nine months ended September 30, 2005. Operating results of OSH for the nine months ended September 30, 2005 are included for comparative purposes only. As the Corporation completed the acquisition of a 51% interest in OSH on June 21, 2005, its results prior to the acquisition date are not included in the consolidated results of the Corporation for 2005.

	Three Months Ended September 30, 2006 (unaudited)		Three Months Ended September 30, 2005 (unaudited)		% Change
	($'000s)	% of Net Revenues	($'000s)	% of Net Revenues	
Net revenues:					
Black Hills Surgery Center, LLP	11,449		11,342		0.9%
Sioux Falls Surgical Center, LLP	11,070		9,497		16.6%
Dakota Plains Surgical Center, LLP	2,374		2,239		6.1%
Oklahoma Spine Hospital, LLC	9,468		11,326		(16.4%)
Salaries and benefits:					
Black Hills Surgery Center, LLP	2,939	25.7%	2,859	25.2%	2.8%
Sioux Falls Surgical Center, LLP	2,196	19.8%	2,093	22.0%	4.9%
Dakota Plains Surgical Center, LLP	522	22.0%	802	35.8%	(34.9%)
Oklahoma Spine Hospital, LLC	2,171	22.9%	1,999	17.6%	8.6%
Drugs and supplies:					
Black Hills Surgery Center, LLP	1,703	14.9%	1,792	15.8%	(5.0%)
Sioux Falls Surgical Center, LLP	2,250	20.3%	1,664	17.5%	35.2%
Dakota Plains Surgical Center, LLP	571	24.1%	499	22.3%	14.4%
Oklahoma Spine Hospital, LLC	2,824	29.8%	2,982	26.3%	(5.3%)
General, administrative and other:					
Black Hills Surgery Center, LLP	1,546	13.5%	1,408	12.4%	9.8%
Sioux Falls Surgical Center, LLP	1,072	9.7%	1,191	12.5%	(10.0%)
Dakota Plains Surgical Center, LLP	387	16.3%	350	15.6%	10.9%
Oklahoma Spine Hospital, LLC	2,104	22.2%	2,386	21.1%	(11.8%)
Income (loss) before interest expense, depreciation & amortization, and other expenses:					
Black Hills Surgery Center, LLP	5,261	46.0%	5,283	46.6%	(0.4%)
Sioux Falls Surgical Center, LLP	5,552	50.2%	4,549	47.9%	22.1%
Dakota Plains Surgical Center, LLP	894	37.6%	588	26.3%	51.8%
Oklahoma Spine Hospital, LLC	2,369	25.0%	3,959	35.0%	(40.1%)

The changes in the components of operating results as shown in the preceding table are discussed below Center by Center.

Black Hills Surgery Center, LLP (52.95% ownership interest)

Net revenues for the three months ended September 30, 2006 increased by 0.9% over the corresponding period in 2005, primarily due to an increase in the number of cases performed, growth in the number of pain management procedures performed, as well as an increase in reimbursement rates due to a more favorable payor mix, while the facility experienced a decrease in the number of larger, more complex, higher revenue generating cases. Salaries and benefits increased by 2.8% primarily due to annual wage and salary adjustments and increased costs of employee health insurance. The cost of drugs and supplies as a percentage of net revenues decreased to 14.9% from 15.8% a year earlier, primarily due to changes in the types of surgeries performed and cost reductions for certain surgical implants. General, administrative and other expenses for the three months ended September 30, 2006 increased by 9.8% compared to the same period in 2005, primarily due to an increase in bad debt expense that returned to more normal levels than was experienced in 2005.

Sioux Falls Surgical Center, LLP (51.00% ownership interest)

Net revenues for the third quarter of 2006 were up 16.6% over the same period in 2005, primarily due to fee increases, a 9.7% increase in the number of cases performed and a favorable shift in the proportion of complex, higher revenue generating cases. This increase was partially offset by a decrease in reimbursement rates of one of the major payors in South Dakota in mid-year 2005. Salaries and benefits for the three months ended September 30, 2006 increased by 4.9% compared to the same period in 2005, primarily as a result of growth in the number of cases performed. The cost of drugs and supplies as a percentage of net revenues increased to 20.3% from 17.5% a year earlier, due to a higher proportion of complex cases that incur higher costs of supplies and implants. General, administrative and other expenses for the three months ended September 30, 2006 decreased by 10.0% primarily due to a decrease in bad debt expense.

Dakota Plains Surgical Center, LLP (51.00% ownership interest)

Net revenues for the second quarter of 2006 increased by 6.1% over the same period in 2005, primarily due to a growth in the number of higher revenue generating spine cases and a more favourable payor mix, while the number of cases performed decreased slightly. The cost of drugs and supplies as a percentage of net revenues increased to 24.1% from 22.3% a year earlier, primarily due to a higher proportion of inpatient cases that incur higher costs of drugs and supplies.

Oklahoma Spine Hospital, LLC (51.00% ownership interest)

Net revenues for the three months ended September 30, 2006 decreased by 16.4% compared to the same period in 2005, reflecting an 11.9% decrease in the number of cases performed and a reduction in reimbursement rates of certain non-contracted payors that became effective in January 2006. The cost of drugs and supplies decreased 5.3% from the same period in 2005 consistent with the decrease in revenue and number of cases. As a percent of net revenues, drugs and supplies cost increased to 29.8% from 26.3% a year earlier due to the negative impact on net revenues of the reduction in certain reimbursement rates. General, administrative and other expenses for the three months ended September 30, 2006 decreased by 11.8% compared to the same period in 2005 due to the decrease in bad debt expense, as well as a decrease in administrative and accounting fees.

	Nine months Ended September 30, 2006 (unaudited)		Nine Months Ended September 30, 2005[1] (unaudited)		% Change
	($'000s)	% of Net Revenues	($'000s)	% of Net Revenues	
Net revenues:					
Black Hills Surgery Center, LLP	34,619		35,651		(2.9%)
Sioux Falls Surgical Center, LLP	34,178		29,742		14.9%
Dakota Plains Surgical Center, LLP	7,014		6,860		2.2%
Oklahoma Spine Hospital, LLC	30,743		34,665		(11.3%)
Salaries and benefits:					
Black Hills Surgery Center, LLP	8,915	25.8%	8,684	24.4%	2.7%
Sioux Falls Surgical Center, LLP	6,698	19.6%	6,599	22.2%	1.5%
Dakota Plains Surgical Center, LLP	1,832	26.1%	2,108	30.7%	(13.1%)
Oklahoma Spine Hospital, LLC	6,489	21.1%	6,275	18.1%	3.4%
Drugs and supplies:					
Black Hills Surgery Center, LLP	5,124	14.8%	5,813	16.3%	(11.8%)
Sioux Falls Surgical Center, LLP	6,493	19.0%	5,133	17.3%	26.5%
Dakota Plains Surgical Center, LLP	1,612	23.0%	1,695	24.7%	(4.9%)
Oklahoma Spine Hospital, LLC	9,373	30.5%	10,253	29.6%	(8.6%)
General, administrative and other:					
Black Hills Surgery Center, LLP	4,355	12.6%	4,280	12.0%	1.8%
Sioux Falls Surgical Center, LLP	3,486	10.2%	3,456	11.6%	0.9%
Dakota Plains Surgical Center, LLP	1,154	16.5%	1,075	15.7%	7.4%
Oklahoma Spine Hospital, LLC	6,594	21.5%	7,440	21.5%	(11.4%)
Income (loss) before interest expense, depreciation & amortization, and other expenses:					
Black Hills Surgery Center, LLP	16,225	46.9%	16,874	47.3%	(3.9%)
Sioux Falls Surgical Center, LLP	17,501	51.2%	14,554	48.9%	20.3%
Dakota Plains Surgical Center, LLP	2,416	34.4%	1,982	28.9%	21.9%
Oklahoma Spine Hospital, LLC	8,287	27.0%	10,697	30.9%	(22.5%)

Note 1: Amounts for the nine months ended September 30, 2005 include the historical results of OSH prior to the acquisition by the Corporation of a 51% ownership of the Center on June 21, 2005.

The changes in the components of operating results as shown in the preceding table are discussed below Center by Center.

Black Hills Surgery Center, LLP (52.95% ownership interest)

Net revenues for the nine months ended September 30, 2006 decreased by 2.9% over the corresponding period in 2005, primarily due to a decrease in reimbursement rates of one of the major payors in South Dakota in mid-year 2005, a 1.0% decrease in the number of cases performed and a decrease in the number of larger, more complex, higher revenue generating cases. Salaries and benefits increased by 2.7%, primarily due to annual wage and salary adjustments. The cost of drugs and supplies as a percentage of net revenues decreased to 14.8% from 16.3% a year earlier, primarily due to changes in the types of surgeries performed and cost reductions for certain surgical implants. General, administrative and other expenses for the nine months ended September 30, 2006 increased by 1.8% compared to the same period in 2005, primarily due to an increase in bad debt expense.

Sioux Falls Surgical Center, LLP (51.00% ownership interest)

Net revenues for the nine months ended September 30, 2006 were up 14.9 % over the same period in 2005, primarily due to fee increases, a 5.8% increase in the number of cases performed, and a favorable shift in the proportion of more complex, higher revenue generating cases. The cost of drugs and supplies as a percentage of net revenues increased to 19.0% from 17.3% in 2005 due to a higher proportion of complex cases that incur higher costs of supplies and implants.

Dakota Plains Surgical Center, LLP (51.00% ownership interest)

Net revenues for the nine months ended September 30, 2006 increased by 2.2% over the same period in 2005, mostly due to an increase in the average number of cases performed per surgeon, which offset the departure of two surgeons from the medical staff in 2005. However, net revenues were negatively impacted by an unfavorable shift in the payor mix. The cost of drugs and supplies as a percentage of net revenues decreased to 23.0% from 24.7% in 2005, primarily due to a lower proportion of inpatient cases that incur higher costs of drugs and supplies.

Oklahoma Spine Hospital, LLC (51.00% ownership interest)

Net revenues for the nine months ended September 30, 2006 decreased 11.3% compared to 2005 due to an 8.2% decrease in the number of cases performed, and a reduction in reimbursement rates of certain non-contracted payors beginning in January 2006. Salaries and benefits increased by 3.7% over the corresponding period in 2005, primarily due to annual wage and salary adjustments. The cost of drugs and supplies decreased 8.6% from the same period in 2005 consistent with the decrease in revenue and number of cases. As a percent of net revenues, drugs and supplies cost increased to 30.5% from 29.6% a year earlier due to the negative impact on revenue of the reduction in certain reimbursement rates. The decrease in general and administrative expense is due to a decrease in bad debt expense, as well as a decrease in administrative and accounting fees.

LIQUIDITY AND FINANCIAL CONDITION

The Corporation is dependent upon cash generated from operating activities of the Centers, which is the source of financing its operations and meeting its contractual obligations. The Centers distribute, on a monthly basis, substantially all of their cash flows to the Corporation and the minority partnership interests. A reconciliation of net income (loss) as reported to cash available for distribution is presented in the section Non-GAAP Financial Measure – Cash Available for Distribution.

Dividend declarations are determined based on monthly reviews of the Corporation's earnings, capital expenditures and related cash flows. Such declarations take into account the Corporation's structure whereby available cash is to be distributed to the maximum extent possible after (i) interest on the subordinated notes, (ii) other debt service obligations, (iii) other expense and tax obligations, and (iv) reasonable reserves for working capital, collateral for forward contracts and capital expenditures.

In August 2006, Sioux Falls Surgical Center entered into a contract for construction of a new storeroom to provide space for additional operating rooms in the existing facility. Total amount of the contract is $480 and construction is expected to be completed by the end of November 2006. As of September 30, 2006, $194 of the costs under this contract have been incurred.

As at September 30, 2006, the Corporation had net working capital of $35.4 million, including cash balances of $17.0 million and accounts receivables of $24.0 million. Accounts payable and accrued liabilities totaled $8.6 million. Total assets at September 30, 2006 were $261.8 million and total long-term liabilities were $170.7 million. Cash distributions declared in the period from January 1, 2006 to September 30, 2006 totaled Cdn$0.825 per IPS.

The Centers have in place credit facilities and notes payable in an aggregate amount of $37.2 million, of which $25.8 million was utilized as at September 30, 2006. The balances available under the credit facilities, combined with cash on hand as at September 30, 2006, are available to manage the Corporation's accounts receivable, inventory and other short-term cash requirements, including timing differences with regard to the payment of U.S. withholding taxes.

The Corporation's subordinated notes payable are denominated in Canadian dollars and are reflected in the financial statements in U.S. dollars at the rate of exchange in effect at the balance sheet date. These subordinated notes will mature on March 29, 2014, subject to the Issuer's right to extend their maturity for two additional successive five year terms provided certain conditions are satisfied at such times.

The following table sets out the mandatory repayments due under the credit facilities, notes payable and other contractual obligations:

Contractual Obligations	Total	Less than 1 year	2-3 years	4-5 years	After 5 years
			(US$ thousands)		
Revolving Credit Facilities	10,507	2,025	-	8,482	-
Notes Payable & Term Loan	15,270	1,011	2,757	6,749	4,753
Capital Lease Obligation	366	252	114	-	-
Operating Leases & Commitments	14,436	521	3,660	3,568	6,687
IPS Subordinated Notes Payable	147,864	-	-	-	147,864
Total Contractual Obligations	**$188,443**	**$3,809**	**$6,531**	**$18,799**	**$159,304**

The Corporation expects to be able to renew or refinance the various credit facilities as they come due at then current market rates.

FINANCIAL INSTRUMENTS

The Corporation enters into forward contracts to manage its exposure to fluctuations in the exchange rate between U.S. and Canadian currencies, as the Corporation's distributions to its security holders are denominated in Canadian dollars whereas all of its revenue is denominated in U.S. dollars.

As at September 30, 2006, the Corporation is committed to deliver between $2.0 and $2.5 million U.S, dollars monthly through September 2009 in exchange for Canadian dollars at the stipulated exchange rates as follows:

Contract Dates	US$ to be delivered *($millions)*	Cdn$ to be received *($millions)*	Cdn$ per US$ *(Weighted Average)*
Oct 2006 – Sep 2007	24.2	31.5	1.3026
Oct 2007 – Sep 2008	25.0	30.0	1.1990
Oct 2008 – Sep 2009	27.6	31.0	1.1215
	76.8	92.5	

The fair value of the outstanding forward contracts as at September 30, 2006 was $5.7 million and is reflected as an asset in the financial statements while changes in the fair value during each reporting period are recorded as unrealized gains (losses) in the income statement. It is the Corporation's intention to maintain these forward contracts in place until their scheduled maturity dates.

The Corporation has provided collateral in the amount of $4.5 million U.S. dollars to secure performance under these forward contracts.

RELATED PARTY TRANSACTIONS

Physicians, who control the minority interests in each of their respective Centers, routinely provide independent professional services directly to patients utilizing the facilities of the Centers. Note 4 of the Corporation's interim consolidated financial statements for the three-month period ended September 30, 2006 contains details of transactions with related parties for the current and prior periods.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

Management estimates are required with respect to the valuation of acquired assets and liabilities, intangible assets, goodwill, accounts receivable, inventories and provisions for potential liabilities, as well as the determination of net revenue and income tax provisions.

Net revenue of the Corporation includes amounts for services billed to federal and state agencies, private insurance carriers, employers, managed care programs, and patients. Billed revenues are recorded net of the contractual adjustments provided for under the various agreements with the majority of these third party payors. Management establishes the contractual allowance adjustments and allowances for doubtful accounts based on third party contracts in effect and based on historical payment data, current economic conditions, and other pertinent factors for each Center.

RISK FACTORS

Risks Related to the Business and the Industry of the Corporation

The revenue and profitability of the Corporation and its subsidiaries, including the Centers, depend heavily on payments from third-party payors, including government healthcare programs (Medicare and Medicaid) and managed care organizations, which are subject to frequent cost containment initiatives. Changes in the terms and conditions of, or reimbursement levels under, insurance or healthcare programs, which are typically short-term agreements, could adversely affect the revenue and profitability of the Corporation. The Corporation's revenues and profitability could be impacted by its ability to obtain and maintain contractual arrangements with insurers and payors active in its service area and by changes in the terms of such contractual arrangements.

The revenue and profitability of the Centers is dependent upon physician relationships. There can be no assurance that physician groups performing procedures at the Centers will maintain successful medical practices, or that one or more key members of a particular physician group will continue practicing with that group or that the members of that group will continue to perform procedures at the Centers at current levels, or at all.

Healthcare facilities, such as the Centers, are subject to numerous legal, regulatory, professional and private licensing, certification and accreditation requirements. Receipt and renewal of such licenses, certifications and accreditations are often based on inspections, surveys, audits, investigations or other reviews, some of which may require affirmative compliance actions by the Centers that could be burdensome and expensive.

There are a number of United States federal and state regulatory initiatives, which apply to healthcare providers, and in particular specialty hospitals, including the Centers. Among the most significant are the federal Anti-Kickback Statute, the federal Stark Act, and the federal rules relating to management and protection of patient records and patient confidentiality. New legislation or amendments to existing legislation could be enacted in the future, which could materially impact the operations and/or economic viability of surgical hospitals, including the Centers.

While the Centers carry general and professional liability insurance against claims arising in the ordinary course of business, the insurance market is dynamic and there can be no assurance that adequate coverage will be available in the future, nor that any coverage in place will be adequate to cover claims.

Any expansion of the Centers will require additional capital, which may be funded through additional debt or equity financings. These funding sources could result in significant additional interest expense or ownership dilution to current holders of the Corporation's securities. Additionally, the complex regulatory requirements to which the Centers are subject may limit their ability to expand.

There is significant competition in the healthcare business. The Centers compete with other healthcare facilities in providing services to physicians and patients, contracting with managed care payors and recruiting qualified staff.

Risks Related to the Structure of the Corporation

The Corporation is solely dependent on the operations and assets of the Centers through the indirect ownership of between 51% and 52.95% in entities holding these Centers. Future distributions by the Corporation are not guaranteed and are totally dependent upon the operating results and related cash flows from the Centers.

The payout by the Centers and the Corporation of a substantial majority of their operating cash flow will make additional capital and operating expenditures dependent on increased cash flow or additional financing in the future.

The Corporation's distributions to its security holders are denominated in Canadian dollars whereas all of its revenue is denominated in U.S. dollars. To the extent that future distributions are not covered by forward contracts, the Corporation is exposed to currency exchange rate risk.

Interest on the Corporation's subordinated notes will be deducted for purposes of calculating taxes payable in the United States by the Corporation. There can be no assurance that U.S, tax authorities will not seek to challenge the treatment of these notes as debt or the amount of interest expense deducted. This would reduce the Corporation's after-tax income available for distribution, thereby reducing the Corporation's ability to declare dividends.

There can be no assurance that the Corporation will be able to repay the principal amount outstanding on its subordinated notes payable when due. Additionally, the subordinated notes are payable in Canadian dollars. Therefore the Corporation is exposed (at maturity and or repayment) to currency exchange rate risk with respect to the principal amount of this indebtedness.

The limited cash flow guarantees provided by each Center with respect to the interest payments on the subordinated debt may not be enforceable, thereby reducing the cash available for payment of interest on the subordinated debt. Non-competition agreements executed by physician owners of the minority interests in the Centers may not be enforceable, which lack of enforceability could impact the revenues and profitability of the Centers.

The Corporation does not have the ability to direct day-to-day management of the Centers, except in certain circumstances.

The degree to which the Corporation is leveraged on a consolidated basis could have important consequences to the holders of the IPS, including:

(a) The Corporation's and Centers' ability in the future to obtain additional financing for working capital, capital expenditures, acquisitions or other purposes may be limited. Under the terms attaching to the Corporation's subordinated notes payable, the Corporation's ability to incur additional debt, including the issue of IPS, which contain a debt component, is dependent upon the Corporation meeting certain pro forma financial ratios at the time of incurring the additional debt.

(b) The Corporation or Centers being unable to refinance indebtedness on terms acceptable to the Corporation or at all.

(c) A significant portion of the Corporation's cash flow (on a consolidated basis) from operations is likely to be dedicated to the payment of the principal of and interest on its indebtedness, thereby reducing funds available for future operations, capital expenditures, acquisitions and/or dividends on its common shares.

(d) The Centers may be more vulnerable to economic downturns and be limited in their ability to withstand competitive pressures.

The Corporation has credit facilities that contain restrictive covenants that limit the discretion of the Corporation or its management with respect to certain matters. The ability of the Centers to make distributions will be subject to the restrictive covenants contained in each credit facility.

Additional IPS or common shares may be issued by the Corporation pursuant to an Exchange Agreement with the holders of the minority interests in the Centers or in connection with a future financing or

acquisition by the Corporation. The issuance of additional IPSs or Common Shares may dilute an investor's investment in the Corporation and reduce distributable cash per Common Share or per IPS.

The Corporation's subsidiary, which holds the interests in the Centers, is organized under the laws of the State of Delaware. The Centers that are located in South Dakota are formed under the laws of the State of South Dakota and the Center that is located is Oklahoma is formed under the laws of the State of Oklahoma. All of the assets of the Centers are located outside of Canada and certain of the directors and officers are residents of the United States. As a result, it may be difficult or impossible for investors to effect service within Canada upon the Corporation's subsidiary, the Centers, or their directors and officers who are not residents of Canada, or to realize against them in Canada upon judgments of courts of Canada predicated upon the civil liability provisions of applicable Canadian provincial securities laws.

There can be no assurance that the common shares and subordinated notes represented by the IPSs will continue to be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans.

The market price for the IPS may be subject to general volatility.

On October 31, 2006 the Department of Finance (Canada) announced the "Tax Fairness Plan" whereby the income tax rules applicable to publicly traded trusts and partnerships will be significantly modified. In particular, certain income of (and distributions made by) these entities will be taxed in a manner similar to income earned by (and distributions made by) a corporation. Based on the information provided in the announcement, the proposed new rules should not apply to the Corporation or to distributions made by it; however, the application of the tax proposals cannot be determined until the legislation has been enacted.

For further discussion of the foregoing and other risk factors reference should be made to the Corporation's Annual Information Form.

OUTLOOK

Demand for healthcare services in the United States continues to be positively impacted by changing demographics (increasing average age and life expectancy) and the development of new procedures. The Corporation is well positioned to benefit from these long-term trends with its objective of providing high quality health care services and enhancing the experience of patients. Nonetheless, there will continue to be industry-wide pressures on reimbursement programs to limit the growth of healthcare costs.

The Corporation's payout ratio for the most recent twelve months now stands at 88.12%, down from 90.2% for the year ended December 31, 2005. Management believes these results are representative of the near term outlook and the operating capabilities of the existing Centers.

The Corporation intends to continue its strategies of enhancing the operating efficiency of the four Centers, pursuing acquisitions and continuing the cash distribution practices referred to in Liquidity and Financial Condition.

File Number 82-34942

MEDICAL FACILITIES CORPORATION

Form 52-109F2
Certification of Interim Filings

I, **Michael Salter**, Chief Financial Officer of Medical Facilities Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Medical Facilities Corporation (the issuer) for the interim period ending September 30, 2006;
2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;
3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;
4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: November 14, 2006

"Michael Salter"

Michael Salter
Chief Financial Officer

File Number 82-34942

MEDICAL FACILITIES CORPORATION

Form 52-109F2
Certification of Interim Filings

I, **Donald Schellpfeffer**, Chief Executive Officer of Medical Facilities Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Medical Facilities Corporation (the issuer) for the interim period ending September 30, 2006;
2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;
3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;
4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: November 14, 2006

"Donald Schellpfeffer"

Donald Schellpfeffer
Chief Executive Officer

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business/Financial Editors:
Medical Facilities Corporation Reports Fiscal 2006 Third Quarter Results

/NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES/

TORONTO, Nov. 14 /CNW/ - Medical Facilities Corporation ("Corporation") (TSX:DR.UN), today reported its financial results for the three and nine-month periods ended September 30, 2006. All amounts are expressed in U.S. dollars unless indicated otherwise.

<<

Q3 2006 Summary

- Cash available for distribution(1) totalled C$8.3 million and declared distributions totalled C$7.7 million, representing a payout ratio of 93.2% (2005 93.7%)
- Consolidated net patient service revenues totalled $34.4 million, essentially unchanged from Q3 2005
- Operating income decreased by 2.1% from Q3 2005

>>

"While we achieved solid growth in net patient service revenues at our original centres in South Dakota, continued pressure on reimbursement rates from payors at our Oklahoma Spine Hospital, combined with case mix and volume at this centre, negatively impacted our overall results for the quarter. We are focused on enhancing our case mix and volumes to drive higher margins and capacity utilization," said Dr. Donald Schellpfeffer, CEO of Medical Facilities Corp. "We remain committed to pursuing accretive acquisition opportunities, including additional specialty hospitals, ambulatory surgery centers and medical imaging clinics."

Financial Results

For the three months ended September 30, 2006, the Corporation generated cash available for distribution(1) ("CAFD") of C$8.3 million or C$0.295 per IPS, and declared distributions (including interest on subordinated notes and dividends on common shares) of C$7.7 million or C$0.275 per IPS, resulting in a payout ratio of 93.2% for the quarter. For the nine months ended September 30, 2006, the Corporation generated CAFD of C$26.0 million or C$0.928 per IPS, and declared distributions (including interest on subordinated notes and dividends on common shares) of C$23.1 million or C$0.825 per IPS, representing a payout ratio of 88.9%. Significant portions of the Corporation's expected future U.S. dollar cash flows available for distribution are hedged and will be converted at exchange rates averaging C$1.3026, C$1.1990, and C$1.1215 in each of the next three years.

Net patient service revenues ("net revenues") for the third quarter of 2006 totalled $34.4 million, essentially unchanged from the same period a year ago. Net revenues at the three original centres in South Dakota (Black Hills, Dakota Plains, Sioux Falls or "original Centres") increased 7.9% but were offset by a 16.4% decline in net revenues at the Oklahoma Spine Hospital ("OSH"). Decreased net revenues at OSH resulted from a decrease in the number of cases performed and continued pressure on reimbursement rates from certain payors.

Operating income (before depreciation and amortization, interest expense, loss on foreign currency translation and minority interest) in the third quarter of 2006 decreased by four thousand dollars to $13.6 million or 39.6% of net revenues, compared to the same quarter a year ago. The nominal decrease in operating income primarily reflects decreased profitability from OSH, consistent performance at Black Hills Surgery Centre, and improved performance at the Sioux Falls Surgical Centre and Dakota Plains Surgical Centre.

Subsequent Events

On October 31, 2006 the Department of Finance (Canada) announced the "Tax Fairness Plan" whereby the income tax rules applicable to publicly traded income trusts and partnerships will be significantly modified. Based on the information provided in the announcement, the proposed new rules should not apply to the Corporation or to distributions made by it; however, the application of the tax proposals cannot be determined until the legislation has been enacted.

On November 14, 2006 (today), the Corporation announced it is restating its consolidated financial results for the years ended December 31, 2004 and 2005, and for the first two quarters of 2006 ("restatements"). The restatements will reflect changes to the accounting treatment of foreign currency forward contracts. The restatements have an immaterial impact on distributable cash for fiscal 2004 and 2005 and for the first and second quarters of 2006.

The Corporation's 2006 third quarter financial statements and Management's Discussion & Analysis ("MD&A"), for the three and nine -month periods ended September 30, 2006 will be issued and filed on SEDAR today and will be available via the SEDAR web site at www.sedar.com tomorrow. The Corporation's 2006 third quarter financial statements and MD&A are available via MFC's web site at www.medicalfacilities.ca

Notice of Conference Call and Webcast

Management of Medical Facilities will host a conference call tomorrow, November 15 at 10:00 am (EST) to discuss its 2006 third quarter financial results. A live audio webcast of the call will be available at www.medicalfacilities.ca. Webcast attendees are welcome to listen to the conference in real-time or on-demand at your convenience. A taped replay of the conference call will be available until Wednesday, November 22 at midnight at 1-877-289-8525 or 416-640-1917, reference number 21208004(followed by the number sign).

(1)Cash available for distribution is a non-GAAP measure and is not intended to be representative of cash flow or results of operations determined in accordance with GAAP. Accordingly, the Corporation provides a reconciliation of cash available for distributions to reported cash flow from operations. Investors are cautioned that cash available for distribution, as calculated by the Corporation, is unlikely to be comparable to similar measures used by other issuers.

About Medical Facilities Corporation

MFC owns controlling interests in four surgical hospitals, three located in South Dakota and one in Oklahoma. The four hospitals perform scheduled surgical, imaging and diagnostic procedures and derive their revenue from the fees charged for the use of their facilities. The Corporation is structured so that a majority of its free cash flows from operations are distributed to holders of its IPS with a portion of such distributions being interest payments on the subordinated debt component. For more information, please visit www.medicalfacilitiescorp.ca

Caution concerning forward-looking statements

Statements made in this news release, other than those concerning historical financial information, may be forward-looking and therefore subject to various risks and uncertainties. Some forward-looking statements may be identified by words like "may", "will", "anticipate", "estimate", "expect", "intend", or "continue" or the negative thereof or similar variations. Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Factors that could cause results to vary include those identified in the Corporation's filings with Canadian securities regulatory authorities such as legislative or regulatory developments, intensifying competition, technological change and general economic conditions. All forward-looking statements presented herein should be considered in conjunction with such filings. The Corporation does not

undertake to update any forward-looking statements; such statements speak only as of the date made.

%SEDAR: 00020386E

/For further information: Michael Salter, Chief Financial Officer, Medical Facilities Corp., (416) 848-7980 or 1-877-402-7162; Bruce Wigle, Investor Relations, The Equicom Group Inc., (416) 815-0700 ext. 228 or 1-800-385-5451 ext.228, Email: bwigle(at)equicomgroup.com/

(DR.UN.)

CO: Medical Facilities Corporation

CNW 16:35e 14-NOV-06